   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997


                                                      REGISTRATION NO. 333-18499
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                           SPECIAL METALS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3356                                   25-1445468
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL           (IRS EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                            ------------------------

                           4317 MIDDLESETTLEMENT ROAD
                             NEW HARTFORD, NY 13413
                                 (315) 798-2900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            ROBERT F. DROPKIN, ESQ.
               VICE PRESIDENT, SECRETARY AND CHIEF LEGAL COUNSEL
                           SPECIAL METALS CORPORATION
                           4317 MIDDLESETTLEMENT ROAD
                             NEW HARTFORD, NY 13413
                                 (315) 798-2900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------


                                   Copies to:

                   ROBERT B. SCHUMER, ESQ.                                       JOHN D. MORRISON, JR., ESQ.
           PAUL, WEISS, RIFKIND, WHARTON & GARRISON                                  SHEARMAN & STERLING
                 1285 AVENUE OF THE AMERICAS                                         599 LEXINGTON AVENUE
                   NEW YORK, NEW YORK 10019                                        NEW YORK, NEW YORK 10022
                        (212) 373-3000                                                  (212) 848-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME
THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL
NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED FEBRUARY 18, 1997

                                3,700,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

OF THE 3,700,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 3,000,000 SHARES ARE BEING SOLD BY THE COMPANY AND 700,000 SHARES ARE BEING SOLD BY THE SELLING
  STOCKHOLDERS. SEE 'PRINCIPAL AND SELLING STOCKHOLDERS.' THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THE SHARES OF COMMON STOCK
     BY THE SELLING STOCKHOLDERS. PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
       ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $15 AND $17. SEE 'UNDERWRITERS' FOR A DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING
                                     PRICE.

                            ------------------------

THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET,
        SUBJECT TO OFFICIAL NOTICE OF ISSUANCE, UNDER THE SYMBOL 'SMCX.'

                            ------------------------

      SEE 'RISK FACTORS' BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                               PRICE $    A SHARE


                            ------------------------

                                                                   UNDERWRITING                            PROCEEDS TO
                                                 PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                                  PUBLIC         COMMISSIONS (1)       COMPANY (2)         STOCKHOLDERS
                                            ------------------  ------------------  ------------------  ------------------
Per Share.................................          $                   $                   $                   $
Total(3)..................................          $                   $                   $                   $

------------
     (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriters.'
     (2) Before deducting expenses payable by the Company estimated at $700,000.
     (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 555,000 additional Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to
         Company will be $        , $        and $        , respectively. See
         'Underwriters.'

                            ------------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about                , 1997, at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY & CO.
       INCORPORATED
                                 SALOMON BROTHERS INC
                                           CREDIT LYONNAIS SECURITIES (USA) INC.

              , 1997

[Artwork: Cutaway diagram of a jet engine indicating component parts made from the Company's superalloys and special alloys]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF

THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company, any Selling Stockholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Common Stock and the distribution of this Prospectus.

     In this Prospectus, references to 'dollars' and '$' are to United States dollars, and the terms 'United States' and 'U.S.' mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. As used in this Prospectus, the term 'jet engine' means all turbine aircraft engines including turbo jet, turbo fan, turbo shaft and turbo prop engines.
                            ------------------------

     Until          , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Available Information......................................................................................      4
Prospectus Summary.........................................................................................      5
Risk Factors...............................................................................................     10
The Company................................................................................................     16
Use of Proceeds............................................................................................     16

Dividend Policy............................................................................................     16
Capitalization.............................................................................................     17
Dilution...................................................................................................     18
Selected Financial and Operating Data......................................................................     19
Management's Discussion and Analysis of Financial Condition and Results of Operations......................     21
Business...................................................................................................     29
Management.................................................................................................     47
Certain Transactions.......................................................................................     53
Principal and Selling Stockholders.........................................................................     56
Description of Capital Stock...............................................................................     58
Shares Eligible for Future Sale............................................................................     60
Certain United States Federal Tax Consequences To Non-United States Holders of Common Stock................     61
Underwriters...............................................................................................     63
Legal Matters..............................................................................................     65
Experts....................................................................................................     65
Index to Financial Statements..............................................................................    F-1

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information for so long as required by applicable law or regulation or by any securities exchange or other market upon which the Common Stock is traded.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a registration statement on Form S-1 (together with all amendments and exhibits, the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected, without charge, at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement may be obtained by mail at prescribed rates, from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (such as the Company)

that file electronically with the Commission. The address of such site is: http://www.sec.gov.

     Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     As a result of the Offering, the Company will become subject to the information and periodic reporting requirements of the Securities Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities, regional offices and Web site referred to above.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and the Financial Statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) the consummation of the merger of the Company with Special Metals and Technologies Corporation ('SMTC') pursuant to which each share of common stock of SMTC will be exchanged for 12,400 shares of Common Stock of the Company and (ii) that the Underwriters' over-allotment option is not exercised. References in this Prospectus to the 'Company' or 'Special Metals' refer to Special Metals Corporation, its subsidiaries and their predecessors, or any of them, depending on the context. Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. For a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein, see 'Risk Factors.'

                                  THE COMPANY


     Special Metals is one of the world's leading producers of superalloy and special alloy long products. Superalloys are highly engineered metal alloys designed to withstand extreme heat and stress and are principally used in the manufacture of jet engine parts. Compared to any other known metal or material, superalloys offer a superior combination of heat resistance, high temperature corrosion resistance, toughness and strength. Special alloys are vacuum melted alloys and dental alloys which have unique physical, chemical, and/or mechanical properties that are optimized by the Company's melting and processing capabilities. In 1952, a predecessor of Special Metals pioneered the melting technology that led to the practical development of the superalloys that are the critical materials used in the 'hot' section of modern jet engines. The Company believes that its 45 million pounds of vacuum induction melting capacity makes it one of the largest producers in the superalloy industry and that its substantial market share, comprehensive product line, proprietary know-how and technological experience make it a leader in its field. Special Metals' total net sales have increased from $80.4 million in 1993 to $162.3 million in 1996. The Company's backlog was approximately $146.2 million at December 31, 1996 compared to approximately $81.8 million at December 31, 1995. Approximately 77% of the Company's net sales in 1996 were to jet engine component manufacturers. The Company's products are also used in other technically demanding applications, such as land-based power generating equipment, oil well drilling hardware, die materials, chemical processing applications and medical applications.


     Special Metals operates three divisions. The Superalloy Billet and Bar Division manufactures a wide array of wrought superalloy and special alloy products in billet, bar and cast form, which are used primarily in jet engines. This division also produces 'shape memory' alloys, such as Nitinol, which are primarily used in medical and dental applications. The Company believes it has the leading worldwide market share of approximately 32% (excluding China and the countries of the former Soviet Union) in superalloy billet products and a North American market share of approximately 20% in superalloy bar products. The Powder Division produces powder metallurgy superalloy products for military jet engines and the latest generation of large commercial jet engines and is the world's largest independent manufacturer of superalloy powder products. The Dental Division is the leading North American producer of amalgamable dental alloys. In 1996, the Superalloy Billet and Bar Division, the Powder Division and the Dental Division accounted for 86%, 10% and 4%, respectively, of the Company's net sales.

INDUSTRY OVERVIEW

     Superalloys were originally developed to meet the highly demanding design requirements of jet engines and are currently used to make jet engine components such as turbine blades, vanes, disks, rings, seals and shafts. These applications require very high strength, toughness and resistance to metal fatigue and creep while operating in environments where temperatures can sometimes exceed 2,200degreesF. Management believes that over 70% of all superalloy sales worldwide are to jet engine component manufacturers. Superalloy products are also used in other technically demanding applications such as land-based power generating equipment, oil well drilling hardware, die materials and chemical processing applications. The complexity of the production process is reflected in the Company's relatively high average selling prices of $9.84 and $12.26 per pound shipped of superalloys and special alloys, respectively, for 1996, compared to the average selling price of other metals such as carbon steel and stainless steel, which currently range from $.20 to $4.00 per pound shipped. The highly demanding technical nature of superalloy products, specialized multi-stage production processes and the stringency of jet engine manufacturers' qualification requirements and certification processes have created what management believes are high barriers to entry in the superalloy industry.

     The superalloy industry has recently entered a period of increased demand primarily because of improving conditions in the aerospace industry. The superalloy industry reached a cyclical and historical peak in 1990 and subsequently declined to a cyclical bottom in 1993. Management believes that the demand for superalloy long products has almost doubled since 1993 and that the industry (including the Company) is operating at close to 100% of available capacity. As a result, since 1993, there have been significant increases in market prices for superalloy products. Based on industry data, the Company believes that the superalloy industry will operate at a utilization rate in excess of 90% for the next three years and that demand for superalloy products will increase at a 6% to 10% annual rate for the next three years. See 'Business--Industry Overview.'

     In 1995, the commercial aircraft industry started to recover from the recession of the early 1990s. The firm order backlog of The Boeing Co. ('Boeing'), McDonnell Douglas Corp. ('McDonnell Douglas') and Airbus Industrie, as reported by Speednews, was 2,370 planes at December 31, 1996. Roll-outs of commercial aircraft with more than 100 seats are expected to increase by more than 40% from 1995 to 1997. Boeing's production rate is scheduled to increase from 18 aircraft per month in early 1996 to 40 aircraft per month by the end of 1997. More importantly, the number of wide-body aircraft under production or on order is increasing, which is expected to increase demand for larger engines and larger components made with superalloys. The superalloy industry has substantially benefitted from this recovery. The Company believes that demand for jet engines will remain strong through 1999 because of projected increases in revenue passenger miles both domestically and internationally (especially in the Pacific Rim) and the imposition of federal Stage III noise regulations in the United States, which will require airlines to replace existing Stage II engines or retrofit such engines with engine hush kits. In addition, because of Federal Aviation Administration regulations mandating maintenance of aircraft engines based in part on the number of hours flown and the number of takeoff and landing cycles, a large number of commercial aircraft built in the 1980s are scheduled to undergo engine rebuilds in the next five years. As a result, management believes that demand for jet engine spare parts will remain strong.

BUSINESS STRATEGY

     The Company's primary objective is to continue the growth of its superalloy and special alloy business and to focus on both the aerospace and non-aerospace markets. To achieve its objectives, the Company has implemented a business strategy which is designed to: (i) capitalize on the Company's leading position in the aerospace market; (ii) develop new products and markets; (iii) continue to reduce the Company's costs; and (iv) explore potential acquisitions.

     Capitalize on Leading Position in Aerospace Market. Special Metals' largest single product line is superalloy billet used primarily in the manufacture of jet engines. Management believes the Company's worldwide market share (excluding China and the countries of the former Soviet Union) in superalloy billet was approximately 32% in 1996 and, in certain key high technology applications, approached 40%. To meet the increased level of aerospace demand, the Company has increased its annual billet production capacity by 15% during 1996.


     The Company believes that its capital investment programs and commitment to high quality have contributed to its ability to obtain a wider variety of user certifications from major jet engine producers, such as General Electric Company ('General Electric'), Rolls Royce plc ('Rolls Royce'), Pratt & Whitney, a division of United Technologies Corporation ('Pratt & Whitney'), and Societe Nationale D'Etude Et De Construction De Moteurs D'Aviation ('SNECMA'), than any of its competitors. Over the last seven years (principally in 1990, 1991 and 1992), the Company invested over $28 million in new state-of-the-art forging, melting and other facilities and over the next five years, the Company currently plans to invest an additional $50 million to expand and modernize its facilities.

     Develop New Products and Markets. Special Metals plans to grow its business through the development of new products and new applications and markets for its existing products. Between 1990 and 1996, Special Metals engaged in an aggressive product line expansion effort. Over 20% of the Company's net sales in 1996 were from sales of enhancements of existing products or new products that did not exist in 1990. Given the brief commercial history of superalloys, the non-aerospace market for superalloy products is relatively immature. The Company believes that it is well positioned to exploit this market and capitalize on new opportunities.

     Continue to Reduce Costs. The Company has undertaken numerous projects to maintain and improve its efficiency and cost position over the last few years. Since 1992, Special Metals has enhanced its operating leverage, reduced its billet cycle time by 33%, and improved its inventory turnover by 37%. The Company continues to pursue opportunities to further reduce costs and improve efficiency.

     Explore Potential Acquisitions. The Company will examine opportunities to acquire or invest in companies, technologies or products that complement the Company's business or its product offerings. In particular, the Company will consider acquisitions or investments that will leverage its expertise in superalloy and special alloy products and enable it to enter new markets or sell new products. Currently, the Company has no agreements or understandings regarding any such acquisition or investment. See 'Risk Factors--Risks Associated With Potential Acquisitions.'

                                  THE OFFERING

Common Stock offered by the Company...............  3,000,000 shares

Common Stock offered by the Selling
  Stockholders....................................  700,000   shares
                                                    ---------
     Total........................................  3,700,000 shares
                                                    =========

Common Stock to be outstanding after the
  Offering(1).....................................  15,400,000 shares

Use of Proceeds...................................  The net proceeds to the Company will be used to repay indebtedness under the Company's credit facility and, if
                                                    available following the repayment of such indebtedness, for general corporate purposes, including working capital and
                                                    capital expenditures. The Company will not receive any
                                                    proceeds from the sale by the Selling Stockholders of the
                                                    Common Stock in the Offering. See 'Use of Proceeds.'

Nasdaq National Market symbol.....................  'SMCX'

------------------
(1) Does not include 800,000 shares of Common Stock reserved for issuance upon the exercise of options under the Special Metals Corporation 1997 Long-Term Stock Incentive Plan (the 'Stock Incentive Plan').

                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMPANY. SEE 'RISK FACTORS.'

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table presents certain historical and pro forma financial and operating data of the Company for the periods indicated. The financial data set forth below should be read in conjunction with 'Selected Financial and Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                          YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------
                                                              1992       1993      1994       1995       1996
                                                             -------   --------   -------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER POUND AND PER SHARE
                                                                                   DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..................................................  $87,849   $ 80,412   $95,510   $132,245   $162,300
Cost of goods sold.........................................   87,849     84,304    93,625    114,752    133,828
                                                             -------   --------   -------   --------   --------
  Gross profit (loss)......................................       --     (3,892)    1,885     17,493     28,472
Selling, general and administrative expenses...............    4,660      4,141     4,313      5,207      5,408
                                                             -------   --------   -------   --------   --------
  Operating income (loss)..................................   (4,660)    (8,033)   (2,428)    12,286     23,064

Interest expense...........................................    3,169      3,912     4,361      4,727      4,079
                                                             -------   --------   -------   --------   --------
Income (loss) before income taxes..........................   (7,829)   (11,945)   (6,789)     7,559     18,985
Income tax expense (benefit)(1)............................   (2,139)       197        99        354        (96)
                                                             -------   --------   -------   --------   --------
  Net income (loss)........................................  $(5,690)  $(12,142)  $(6,888)  $  7,205   $ 19,081
                                                             -------   --------   -------   --------   --------
                                                             -------   --------   -------   --------   --------
Net income (loss) per share................................  $  (.46)  $   (.98)  $  (.56)  $    .58   $   1.54
                                                             -------   --------   -------   --------   --------
                                                             -------   --------   -------   --------   --------
Weighted average common shares outstanding.................   12,400     12,400    12,400     12,400     12,400

SUPPLEMENTARY INFORMATION(2):
  Pro forma net income.....................................                                            $ 21,395
  Pro forma net income per share...........................                                                1.39
  Pro forma weighted average common shares outstanding.....                                              15,400

OTHER DATA:
Depreciation and amortization .............................  $ 5,941   $  6,561   $ 7,200   $  6,281   $  4,440
Capital expenditures.......................................    5,677        793       975      1,963      2,805

Pounds shipped:
  Superalloys..............................................   11,269     10,932    12,253     14,907     14,495
  Special alloys(3)........................................      368        712     1,181      1,541      1,336
  Toll conversion..........................................    6,077     13,934    14,267     11,612     11,216

Average net sales per pound shipped:
  Superalloys..............................................  $  7.00   $   6.31   $  6.48   $   7.58   $   9.84
  Special alloys...........................................    21.44      12.55     10.56      10.32      12.26
  Toll conversion..........................................      .24        .18       .26        .30        .30

Backlog (at period end)(4).................................  $34,878   $ 31,385   $40,711   $ 81,846   $146,247

                                                        (footnotes on next page)

                                                                                          AS OF DECEMBER 31, 1996
                                                                                         --------------------------
                                                                                          ACTUAL     AS ADJUSTED(2)
                                                                                         --------    --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................................   $ 47,450       $ 51,450
Total assets..........................................................................    116,492        114,992
Current portion of long-term debt and capital lease obligations.......................      4,296            296

Long-term debt (excluding current maturities).........................................     42,010          2,070
Long-term capital lease obligations (excluding current maturities)....................        512            512
Subordinated notes payable to affiliates(5)...........................................      1,500             --
Stockholders' equity..................................................................     34,775         78,715

------------------
(1) Income tax expense for 1995 and 1996 differs from the amount which is derived by applying the combined statutory income tax rates due to the utilization of previously unrecognized net operating loss and other tax carryforwards and the recognition of previously unrecognized deferred income tax assets. As of December 31, 1996, substantially all of these tax benefits have been recognized.

(2) Gives effect to (i) the Offering at an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), (ii) the application of the net proceeds therefrom to repay indebtedness under the Company's credit facility and (iii) the repayment of the balance on the subordinated notes payable to affiliates (the 'Subordinated Stockholder Notes'). Assuming that the transactions described above occurred as of January 1, 1996, the Company's interest expense for 1996 would have been $.2 million and the Company's net income for 1996 would have been $21.4 million. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

(3) Includes dental alloys, shape memory alloys and high strength stainless steel.

(4) The Company defines backlog as firm purchase orders, which may be subject to cancellation by the customer subject to, in certain circumstances, cancellation charges.

(5) The Company repaid the remaining $1.5 million balance on the subordinated notes payable to affiliates in January 1997.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves various risks. Prior to investing in the Common Stock being offered hereby, prospective investors should carefully consider the factors set forth below, together with the other information set forth in this Prospectus.

CYCLICALITY; DEPENDENCE ON AEROSPACE INDUSTRY

     Demand for the Company's superalloy and special alloy products is cyclical and is affected by the cyclical nature of the aerospace industry. Sales of the Company's products to the aerospace industry accounted for approximately 69%, 70% and 77% of the Company's net sales in 1994, 1995 and 1996, respectively.


     The demand by commercial airlines for new aircraft historically has been closely related to the state of the U.S. and world economies. The large number of aircraft delivered in the late 1980s and early 1990s and the airline industry's widespread losses created excess capacity in the air carrier system. After this period, airlines and leasing companies deferred existing new aircraft orders and, to a lesser degree, canceled orders. These deferrals and cancellations adversely affected the volume and price of orders placed with the manufacturers of commercial aircraft engine components and their suppliers, including the Company. Because of the comparatively high level of fixed costs associated with the Company's manufacturing processes, changes in volume can result in significant variations in net income. Recently, the U.S. commercial airline industry has reported profits, excess capacity has been reduced and orders for new aircraft reported by major aircraft manufacturers have increased. However, there can be no assurance that the improved operating performance of the commercial airline industry will continue or that deliveries of large commercial aircraft will not be deferred or cancelled in the future. Any developments in the aerospace market resulting in a reduction in the rate of future aircraft deliveries, including cancellations and deferrals of scheduled deliveries, could have a material adverse effect on the Company. Also, the cyclical nature of the superalloy industry could adversely affect the Company's ability to finance its capital expenditure program and acquisitions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

HISTORY OF LOSSES

     The Company's results of operations for the years 1991 through 1994 reflect the severe downturn in market conditions experienced generally by the superalloy industry over that period. The Company incurred net losses of $26.4 million from 1991 through 1994 (or net losses of $(.14), $(.46), $(.98) and $(.56) per share of Common Stock in 1991, 1992, 1993 and 1994, respectively). In addition, from August 1992 to September 1994, the Company had insufficient cash flow to make certain interest and term loan principal payments under a credit agreement with certain lenders (the 'Prior Credit Agreement') and was in default under the Prior Credit Agreement. In order to avoid acceleration of the indebtedness under the Prior Credit Agreement, the Company and its lenders entered into a series of standstill agreements. Following the amendment and restatement of the Prior Credit Agreement in December 1994, the Company remained in compliance with all of its obligations in respect of the Prior Credit Agreement until it was refinanced in October 1996. For a more detailed description of the Company's default under the Prior Credit Agreement, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

     The Company operated profitably in 1995 and 1996. Continuing profitable operations will be dependent, among other things, on: market demand and prices for the Company's superalloys and special alloy products, particularly demand and pricing in the aerospace industry; competition and capacity utilization in the superalloy industry; timing and pricing of long-term firm price contracts; the Company's ability to increase prices for its products to a level that exceeds any increases in production costs; manufacturing improvement and cost reduction efforts; any material adverse developments or market instabilities in the supply of the Company's raw materials; and the absence of a general economic downturn in North America, Europe or the rest of the world. The failure of the

Company to sustain profitability could hinder its ability to respond effectively to market conditions, to make capital expenditures and to take advantage of business opportunities, the failure to perform any of which could have a material adverse effect on the Company's financial condition and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

CUSTOMER CONCENTRATION

     A substantial portion of the Company's business is conducted with a relatively small number of large customers, including affiliates of a principal stockholder. The Company's top 10 customers accounted for 68% of the Company's net sales in 1996. In 1996, each of Wyman-Gordon Forgings Inc. ('Wyman-Gordon'), Ladish Company and Carlton Forge Works accounted for approximately 18%, 13% and 11%, respectively, of the Company's net sales. In 1995, the Company's three largest customers accounted for approximately 17%, 11% and 10%, respectively, of the Company's net sales. In 1994, the Company's two largest customers accounted for approximately 22% and 13%, respectively, of the Company's total sales. Currently, substantially all of the Company's sales to its significant customers are made on a purchase order basis and are not subject to long-term agreements. Purchase orders may be subject to cancellation by the customer subject to, in certain circumstances, cancellation charges. Loss of a significant customer could have a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' and 'Certain Transactions--Transactions with Principal Stockholders--Affiliate Sales.'


AVAILABILITY AND COST OF RAW MATERIALS; HEDGING

     The major raw materials used in the production of superalloys and special alloys are scrap and various virgin materials such as nickel, chromium, cobalt, columbium, molybdenum, titanium and aluminum. Over half of the raw materials consumed in superalloy production is scrap, either internally generated scrap from the Company's own production process or scrap purchased on the open market or from customers. Virgin raw materials are generally purchased directly from producers. Commercial deposits of certain metals used by the Company are found in only a few parts of the world. The availability and prices of these metals may be influenced by cartels, changes in world politics, unstable governments in exporting nations and inflation. Shortages of, and price increases for, certain raw materials used by the Company have occurred in the past and may occur in the future, which could have a material adverse effect on the Company.

     As described above, a substantial portion of the Company's raw materials used in production consists of commodities, such as nickel, that are subject to wide price fluctuations. The price the Company pays for nickel is usually based upon quoted prices on the London Metal Exchange ('LME') plus a premium due to quality, location, and volume purchased. Although certain of the Company's 1996 product orders provide for price adjustments to reflect changes in the price of raw materials, a substantial majority of the Company's product orders currently is and in the future is expected to be, made pursuant to firm price contracts, which do not provide for raw material price adjustments. To attempt to mitigate the risks associated with raw material price fluctuations and to match raw material purchases with firm price product orders, the Company often enters into firm price contracts for the purchase of virgin raw materials from suppliers and for the purchase of scrap from customers or hedges the price of nickel. Although the Company uses commercially reasonable efforts to collect cancellation penalties if a customer cancels a firm price purchase order, there can be no assurance that the Company will receive cancellation penalties which are adequate to cover any raw material losses incurred by the Company as a result of its hedging activities. At December 31, 1996, the Company had commodity swap agreements covering approximately 41% of its virgin nickel requirements for 1997, for a total purchase price of approximately $8.0 million. The fair market value of the material covered by these agreements, based on the December 31, 1996 price quoted on the LME, was approximately $6.5 million. The Company's manufacturing specifications require higher grades of nickel than those available on the LME or other commodities exchanges. Therefore, the LME contracts only provide hedging on the price of such materials and do not guarantee the actual delivery of usable raw materials. There can be no assurance that the hedging and other techniques implemented by the Company will be successful in eliminating or reducing the effects of fluctuation in the prices of the Company's raw materials or that the Company will not incur losses on such transactions.

DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT

     The Company's principal manufacturing assets used in its Billet and Bar Division (which accounted for approximately 86% of net sales in 1996) are located at its melting, rolling and finishing production facility in New Hartford, New York and at its forge shop in Dunkirk, New York. The Dunkirk facility relies to a significant extent upon ingot produced at the New Hartford facility and the New Hartford facility relies to a significant extent on the forging capacity of the Dunkirk facility. Any production failures, shutdowns or other significant problems at either the New Hartford or the Dunkirk facility could have a material adverse effect on the Company's financial condition and results of operation. The Company believes that it maintains adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by insured loss; however, there can be no assurance that such insurance coverage will be adequate to cover such losses.

     The Company's manufacturing processes are dependent on the reliable operation of its machinery and equipment. The Company's manufacturing facilities have been operating at near capacity for the last four quarters. The Company has certain critical pieces of machinery and equipment which may require significant lead times to complete necessary repairs or replacements and the functions of which may not be easily replaced by an outside contractor on commercially acceptable terms. Any such event could result in a disruption in the Company's production or distribution which could have a material adverse effect on the Company. See 'Business--Products and Markets.'


     The Company's Powder Division (which accounted for approximately 10% of the Company's net sales in 1996) is dependent upon a sole contractor, Wyman-Gordon, that provides extrusion services to the Company (the 'Extrusion Contractor'). In December 1996, the Extrusion Contractor experienced an explosion at its facility in Houston, Texas where its extrusion press is located. The explosion and the ensuing investigation have interrupted the use of the extrusion press by the Extrusion Contractor. The Extrusion Contractor has advised the Company that it expects to restart extrusion in March 1997. The Extrusion Contractor has informed the Company that it will be able to provide the Company with extrusion services from another plant located in Scotland and that the Company's production schedule will not be interrupted. Shipment of the Company's powder products to Scotland will add expense to the Company's powder production and negatively impact the Company's operating margins if such expenses are not reimbursed by either the Extrusion Contractor or the Company's customers. However, the Company does not believe that the impact of the explosion on the Company's results of operations, liquidity or financial condition will be significant. Accordingly, while the interruption of production by the Extrusion Contractor has not adversely affected the Company to date, a significant continuation of the interruption could have a material adverse effect on the Company.


RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     The Company will examine opportunities to acquire or invest in companies, technologies or products that complement the Company's business or its product offerings. Any future acquisitions may result in a potentially dilutive issuance of equity securities, the incurrence of additional debt, reduction of existing cash balances, the amortization of expenses related to goodwill and other intangible assets or other charges to operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Future acquisitions could involve numerous additional risks, including difficulties in the assimilation of the operations, products, services and personnel of any acquired company, the diversion of management's attention from other business concerns, the disruption of the Company's business, the entry into markets in which the Company has little or no direct prior experience and potential loss of key employees of any acquired company. The Company's ability to make acquisitions is also limited by the terms of the Company's Credit Agreement, dated as of October 18, 1996, among the Company, Credit Lyonnais, New York Branch and the financial institutions from time to time party thereto (the 'Credit Agreement'), which contains covenants restricting, among other things, the ability of the Company to incur additional indebtedness, make certain investments, sell or acquire assets, enter into mergers or consolidations and form subsidiaries. The Company and its lenders have agreed to amend the Credit Agreement to provide the Company with greater flexibility, including the ability to borrow available amounts under the Credit Agreement to finance acquisitions and capital improvements. Any amendment is subject to the execution of definitive documentation. The Company has no agreements or understandings regarding any such acquisition or investment. See

'--Limitations on Payments of Dividends; Restrictive Covenants' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

COMPETITION

     The superalloy industry is highly competitive and dominated by a few major producers. The Company competes primarily on the basis of the ability to meet customers' product specifications, quality, price and delivery schedules. Many of the Company's competitors are part of large, diversified metals companies which may have substantially greater capital resources and, in some cases, lower raw material or labor costs than the Company. Moreover, the Company's competitors have recently added and may in the future add production capacity which, when coupled with the competitive nature of the superalloy industry, may exert downward pressure on prices and therefore the Company's margins. Finally, despite large start-up costs and technological requirements for entry into the superalloy business, recent attempts have been made to enter the superalloy industry, including a joint venture partly owned by one of the Company's largest customers. Successful entry of new competitors into the superalloy industry could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company. See 'Business--Competition.'

LABOR MATTERS

     As of December 31, 1996, approximately 400 (or 68%) of the Company's approximately 590 employees worked under four collective bargaining agreements. The Company's agreement with the local branch of the International Association of Machinists and Aerospace Workers (the 'IAM') representing approximately 55 hourly workers at its Princeton, Kentucky facility expires in August 1997. Also, the Company's agreement with the local branch of the IAM representing approximately 300 hourly workers at its New Hartford, New York facility, expires in August, 1998. The remaining labor agreements expire in 1999. In 1992, a two-week strike by the IAM occurred at the Company's New Hartford facility. While the Company considers its employee relations to be good, there can be no assurance that satisfactory new collective bargaining agreements will be negotiated when the applicable collective bargaining agreements expire or that future work stoppages would not have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company. See 'Business--Employees.'

ENVIRONMENTAL REGULATIONS

     The Company's facilities are engaged in activities regulated by extensive federal, state, local and foreign environmental and worker safety and health laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination caused by the release of hazardous substances in the past. The Company uses substantial quantities of substances that are considered hazardous or toxic under federal, state and/or local environmental, worker safety and health laws and regulations. The Company's operations pose a continuing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. There is also a risk that governmental environmental requirements, or enforcement thereof, may become more stringent in the future and that the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. Although the Company believes that it is in substantial compliance with applicable requirements of environmental laws, there can be no assurance that some, or all, of the risks discussed under this heading or in 'Business--Environmental Matters' will not result in liabilities that are material to the Company's business, results of operations, financial condition or cash flows.

     At December 31, 1996, the Company had total reserves of approximately $3.5 million to cover future costs arising from known environmental liabilities for remediation and operation and maintenance of remediation systems, including costs relating to its own properties and certain sites at which the Company's wastes have allegedly been identified. The Company's actual future expenditures, however, for remediation of environmental conditions existing at its properties and at these other locations cannot be conclusively determined at this time. Furthermore, additional locations at which wastes generated by the Company may have been released or disposed, and of which the Company is currently unaware, may in the future become the subject of remediation for which the Company may be liable, in whole or in part. Accordingly, it is possible that the Company could become subject to environmental liabilities in the future that could result in a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

DEPENDENCE UPON KEY MANAGEMENT

     The Company's ability to maintain its competitive position is dependent to a large degree on the services of its senior management team, including Donald
R. Muzyka, President and Chief Executive Officer. On average, the Company's executive officers have served with the Company for 11 years each. Although Dr. Muzyka and certain of the Company's other senior managers have employment agreements with the Company, there can be no assurance that such individuals will remain with the Company. The loss of the services of any of these individuals or an inability to attract and retain additional senior management personnel could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified senior management personnel. See 'Management.'

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Offering, Societe Industrielle de Materiaux Avances S.A. ('SIMA'), LWH Holding S.A. ('LWH') and Advanced Materials Investments Holding S.A. ('AMI,' and, together with SIMA and LWH, the 'Principal Stockholders') will beneficially own approximately 76% of the outstanding Common Stock (approximately 73% if the Underwriters' over-allotment option is exercised in full). Under an amended and restated stockholders agreement among the Company and the Principal Stockholders (the 'Stockholders

Agreement'), the Principal Stockholders have agreed to vote all shares of Common Stock owned by them unanimously as a group in accordance with the instructions of the holders of a majority of such shares. In addition, the Company has agreed to nominate a number of persons for election as directors who are designated by the Principal Stockholders based on the ownership percentage of the Principal Stockholders. The Stockholders Agreement provides that 56% of the nominees for director (four based on the present board of seven directors) may be designated by the Principal Stockholders so long as the Principal Stockholders beneficially own 35% or more of the outstanding Common Stock. Because SIMA will beneficially own a majority of the shares of Common Stock held by the Principal Stockholders upon completion of the Offering, SIMA will be able to control the business, policies and affairs of the Company, including the election of directors and major corporate transactions. The concentration of beneficial ownership of the Company may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may otherwise adversely affect the market price of the Common Stock. See '--Anti-Takeover Provisions,' and 'Principal and Selling Stockholders--Stockholders Agreement.'

     For a description of certain relationships between the Company and the Principal Stockholders, see 'Certain Transactions.' The common equity of SIMA is beneficially owned by members of the Duval family and certain related parties. Edouard Duval, a director of the Company, is a Directeur General of SIMA and has a minority equity interest in SIMA. SIMA holds a controlling interest in Aubert & Duval, a French steel and alloy producer. Although Aubert & Duval and the Company currently compete in certain limited product lines, the Company believes that this competition is not material to the Company and that it is unlikely that the companies will compete in a material manner in the superalloy and special alloy business in the future. However, there can be no assurance that a conflict of interest may not arise in the future. There are currently no contractual relationships between the companies which limit competition.

ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the NASDAQ National Market, subject to official notice of issuance, there can be no assurance that an active trading market will develop or be sustained following the Offering. There can be no assurance that market prices for the Common Stock after the Offering will equal or exceed the initial public offering price per share set forth on the cover page of this Prospectus. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price for the Common Stock following the Offering. See 'Underwriters--Pricing of Offering.' The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for shares of Common Stock, differences between the Company's actual financial or operating results and those expected by investors and analysts, pricing and competition in the superalloy industry, new statutes or regulations or changes in interpretations of existing statutes and regulations affecting the Company's business or the superalloy or aerospace industries in general, changes in general market conditions and broad market fluctuations.


BENEFIT TO EXISTING STOCKHOLDERS; DILUTION

     The initial public offering price of the Common Stock is substantially in excess of the net tangible book value per share, which results in a benefit to all existing stockholders of the Company. As a result purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $11.11 per share (assuming an initial public offering price of $16.00 per share) of the Common Stock from the public offering price. In addition, the 12,400,000 shares of Common Stock outstanding and owned by the Principal Stockholders prior to the Offering were originally acquired in 1987 (1991 in the case of AMI) for an aggregate consideration of $29,840,000 or an average of $2.41 per share, as compared to new investors who will pay $48,000,000, or $16.00 per share, for the 3,000,000 shares of Common Stock offered by the Company hereby (based on the midpoint of the range set forth on the cover page of this Prospectus). Accordingly, the Principal Stockholders will benefit from an unrealized appreciation of $13.59 per share of Common Stock ($169 million in the aggregate) in the value of their shares of Common Stock as a result of this Offering. Because the Selling Stockholders are offering 700,000 of their shares of Common Stock in the Offering and are expected to receive net proceeds of $10,416,000 (assuming an initial public offering price of $16.00 per share), they will be able to realize, in part, the gain described above. Under the terms of the Registration Rights Agreement (as defined herein) the Company will pay all of the expenses of the Offering (other than underwriters discounts and commissions and the legal expenses of the Selling Stockholders) and will indemnify the Selling Stockholders for certain liabilities, including liabilities under the Securities Act. See 'Dilution' and 'Certain Transactions--Transactions with Principal Stockholders--Registration Rights.'

POSSIBLE ADVERSE IMPACT ON STOCK PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise capital by issuing its equity securities. Following the Offering, the Company will have outstanding 15,400,000 shares of Common Stock. Of these, the 3,700,000 shares offered hereby will be freely transferable by persons other than 'affiliates' of the Company without restriction or further registration under the Securities Act. The remaining 11,700,000 outstanding shares of Common Stock will be owned by the Principal Stockholders and will be 'restricted securities.' Subject to the lockup arrangements described below, these 'restricted' shares of Common Stock will be registrable upon demand by the Principal Stockholders and will be eligible for sale without registration under the Securities Act in accordance with Rule 144 ('Rule 144') promulgated under the Securities Act. In connection with the Offering, the Company, its executive officers and directors and the Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not sell or otherwise transfer or dispose of any shares of Common Stock for a period of 180 days after the date hereof other than the shares of Common Stock offered hereby and certain other exceptions. In addition, 800,000 shares of Common Stock are reserved for issuance upon the exercise of stock options under the Stock Incentive Plan and the issuance of such shares will be registered under the Securities Act. See 'Shares Eligible for Future Sale,' 'Management--Stock Incentive Plan,' and 'Certain Transactions-- Transactions with Principal Stockholders--Registration Rights.'

LIMITATIONS ON PAYMENT OF DIVIDENDS; RESTRICTIVE COVENANTS

     The Company has never declared or paid any dividends on its Common Stock. Any future decisions as to the payment of dividends will be at the discretion of the Company's Board of Directors, subject to applicable law. The Company's ability to pay dividends is also limited by the terms of the Credit Agreement, which requires the Company to maintain certain financial ratios and minimum consolidated net worth. The Credit Agreement also contains covenants restricting the ability of the Company to pay dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations and form subsidiaries, which may restrict the ability of the Company to expand its manufacturing capacity or make acquisitions. In addition, amounts borrowed under the Company's revolving line of credit under the Credit Agreement may only be used to finance working capital needs and to repay outstanding indebtedness. The Company and its lenders have agreed to amend the Credit Agreement to provide the Company with greater flexibility, including the ability to borrow available amounts under the Credit Agreement to finance acquisitions and capital improvements. Any amendment is subject to the execution of definitive documentation. See 'Dividend Policy' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the 'Certificate of Incorporation') and Amended and Restated By-laws (the 'By-laws'), as well as provisions of the Delaware General Corporation Law (the 'DGCL'), may have the effect of delaying, deferring or preventing a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices. For example, under the Certificate of Incorporation, the Board of Directors (or a committee thereof) is authorized to issue one or more series of preferred stock having such designations, rights and preferences as may be determined by the Board. Also, the Certificate of Incorporation and the By-laws provide for a classified Board of Directors, and the By-laws provide advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings or to nominate persons for election as directors. See also '--Control by Principal Stockholders,' 'Principal and Selling Stockholders--Stockholders Agreement' and 'Description of Capital Stock.'

                                  THE COMPANY


     The Company's superalloy business commenced operations as part of the Utica Drop Forge Company ('Utica Drop Forge') in 1952 with the successful introduction of the world's first production vacuum melting furnace. Operations continued as a division of Utica Drop Forge until 1961, when Special Metals Corporation was formed as a separate, publicly-owned, Delaware corporation listed on the New York Stock Exchange. In 1965, Special Metals was purchased by a predecessor of Allegheny International Inc. ('AI') and operated as a wholly-owned subsidiary of AI until 1983, when AI sold its interest in Special Metals to Astrotech International Corporation ('Astrotech').

     In 1987, Astrotech sold all of the outstanding capital stock of the Company to SMTC, a holding company owned by certain of the Principal Stockholders. Prior to the date of the Offering, SMTC was merged with and into Special Metals (the 'Merger'). As a result, the Principal Stockholders received 12,400 shares of Common Stock in exchange for each share of Common Stock of SMTC held by them. The Company's principal executive offices are located at 4317 Middlesettlement Road, New Hartford, NY 13413. Its telephone number is (315) 798-2900.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, assuming an initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) and after deducting the estimated offering expenses and underwriting discounts and commissions, are estimated to be $43.9 million. The Company will not receive any proceeds from the sale by the Selling Stockholders of the Common Stock in the Offering.

     The Company will use substantially all of the net proceeds of the Offering received by it to repay outstanding indebtedness under the revolving credit facility under the Credit Agreement (the 'Revolving Facility') and the term loan under the Credit Agreement (the 'Term Loan'). Amounts borrowed under the Revolving Facility fluctuate depending on the working capital needs of the Company. If the net proceeds of the Offering are insufficient to repay all outstanding amounts under the Credit Agreement, the Company intends to repay all outstanding indebtedness under the Revolving Facility and a portion of the outstanding indebtedness under the Term Loan. If any net proceeds from the Offering remain after the repayment of all outstanding indebtedness under the Credit Agreement, the Company intends to use such remaining net proceeds for general corporate purposes, including working capital and capital expenditures.

     Amounts borrowed under the Term Loan and Revolving Facility bear interest at the Company's option at (i) a base rate, which is the higher of the bank's short-term commercial reference rate or the Federal Funds rate plus .25%, (ii) the Eurodollar rate, which is the New York interbank offered rate, plus 1.25% or
(iii) the London Interbank Offered Rate ('LIBOR'), plus 1.25%. The weighted-average interest rate on the obligations outstanding under both the Term Loan and Revolving Facility under the Credit Agreement was 7.0% at December 31, 1996. On December 31, 1996, approximately $26.0 million was outstanding under the Revolving Facility and $20 million was outstanding under the Term Loan. All amounts outstanding under the Revolving Facility mature on October 17, 2001 and all amounts outstanding under the Term Loan must be repaid between October 17, 1997 and October 17, 2001. After repayment, amounts may be reborrowed under the Revolving Facility, but may not be reborrowed under the

Term Loan. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

                                DIVIDEND POLICY

     Since August 1987, the Company has not declared or paid any dividends on its Common Stock and does not currently pay cash dividends on its Common Stock. Any future decision as to the payment of dividends will be at the discretion of the Company's Board of Directors, subject to applicable law. The Company's ability to pay dividends is also limited by certain covenants of the Credit Agreement, such as the restricted payment covenant. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of December 31, 1996 and as adjusted to reflect (i) the Offering at an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), (ii) the application of the net proceeds therefrom to repay the indebtedness under the Credit Agreement and (iii) the repayment of the $1.5 million balance on the Subordinated Stockholder Notes in January 1997. This table should be read in conjunction with 'Use of Proceeds,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                                               AS OF DECEMBER 31,
                                                                                                      1996
                                                                                             ----------------------
                                                                                             ACTUAL     AS ADJUSTED
                                                                                             -------    -----------
                                                                                                 (IN THOUSANDS)
Current debt:
  Current portion of long-term debt and capital lease obligations.........................   $ 4,296      $   296
  Subordinated notes payable to affiliates................................................     1,500           --
                                                                                             -------    -----------
     Total current debt...................................................................   $ 5,796      $   296
                                                                                             -------    -----------
                                                                                             -------    -----------
Long-term debt, excluding current maturities:
  Long-term capital lease obligations.....................................................   $   512      $   512
  Credit Agreement(1).....................................................................    42,000        2,060
  Other...................................................................................        10           10
                                                                                             -------    -----------
     Total long-term debt.................................................................    42,522        2,582
                                                                                             -------    -----------

Stockholders' equity:
  Preferred Stock, par value $.01 per share: 10,000,000 shares authorized; no shares
     issued and outstanding...............................................................        --           --
  Common Stock, par value $.01 per share: 35,000,000 shares authorized; 12,400,000 shares issued and outstanding actual; 15,400,000 shares issued and outstanding as
     adjusted(2)..........................................................................       124          154
  Paid-in surplus.........................................................................    29,716       73,626
  Pension adjustment......................................................................      (697)        (697)
  Retained earnings.......................................................................     5,632        5,632
                                                                                             -------    -----------
     Total stockholders' equity...........................................................    34,775       78,715
                                                                                             -------    -----------
     Total capitalization.................................................................   $77,297      $81,297
                                                                                             -------    -----------
                                                                                             -------    -----------

------------------
(1) Under the Revolving Facility of the Credit Agreement, the Company may borrow, repay and re-borrow from time to time, the lesser of (a) $40 million or (b) the Company's borrowing base. The Credit Agreement defines the Company's borrowing base as the sum of 85% of eligible accounts receivable and 60% of eligible inventory. As of December 31, 1996, the borrowing base was $45.6 million. The Company's ability to borrow under the Revolving Facility is subject to the satisfaction of various conditions including compliance with certain financial covenants.

(2) Excludes 800,000 shares of Common Stock reserved for issuance pursuant to the Stock Incentive Plan, under which options to purchase 295,500 shares at the initial public offering price will be granted effective on the date of the Offering. See 'Management--Stock Incentive Plan' and 'Description of Capital Stock.'

                                    DILUTION

     At December 31, 1996, the net tangible book value of the Company after giving effect to the Merger but prior to the Offering would have been approximately $31.4 million, or $2.53 per share. Net tangible book value per share of Common Stock is determined by dividing the number of shares of Common Stock outstanding into the net tangible book value of the Company (total tangible assets less total liabilities) without giving effect to the possible exercise of stock options which will be granted by the Company upon consummation of the Offering under its Stock Incentive Plan. After giving effect to the Offering at an assumed initial public offering of $16.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) and the application of the net proceeds therefrom as set forth in 'Use of Proceeds,' the net tangible book value at such date would have been $75.3 million, or $4.89 per share, representing an immediate increase in net tangible book value of $2.36 per share. Accordingly, purchasers of the Common Stock in the Offering would sustain an immediate dilution of $11.11 per share.


     The following table illustrates such per share dilution:

Assumed initial public offering price.......................................             $16.00
  Net tangible book value as of December 31, 1996...........................  $2.53
  Increase in net tangible book value attributable to the Offering(1).......  $2.36
                                                                              ---------
Pro forma net tangible book value after the Offering........................             $4.89
                                                                                         ---------
Dilution to new investors in the Offering(2)................................             $11.11
                                                                                         ---------
                                                                                         ---------

------------------
(1) After deduction of underwriting discounts and commissions and estimated offering expenses.

(2) Dilution is determined by subtracting the net tangible book value per share after completion of the Offering from the assumed initial public offering price per share of the Common Stock.

     The following table summarizes, on a pro forma basis as of December 31, 1996, the differences between the holders of Common Stock prior to the Offering, as a group, and the new investors in the Common Stock offered by the Company, with respect to the number of shares purchased, the total consideration paid and the average price paid per share, based upon an assumed initial public offering price of $16.00 per share:

                                                      SHARES PURCHASED(1)      TOTAL CONSIDERATION
                                                     ---------------------    ----------------------    AVERAGE PRICE
                                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                                     ----------    -------    -----------    -------    -------------
Existing stockholders(2)(3).......................   12,400,000      80.5%    $29,840,000      38.3%       $  2.41
New investors.....................................    3,000,000      19.5      48,000,000      61.7          16.00
                                                     ----------    -------    -----------    -------
Total.............................................   15,400,000     100.0%    $77,840,000     100.0%
                                                     ----------    -------    -----------    -------
                                                     ----------    -------    -----------    -------

------------------
(1) If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock held by existing stockholders would be reduced to 77.7% of the total number of shares to be outstanding after the Offering and the number of shares of Common Stock held by new investors would be increased to 3,555,000 or 22.3% of the total number of shares of Common Stock to be outstanding after the Offering.


(2) Excludes 800,000 shares of Common Stock reserved for issuance pursuant to the Stock Incentive Plan, under which options to purchase 295,500 shares at the initial public offering price will be granted effective on the date of the Offering. See 'Management--Stock Incentive Plan' and 'Description of Capital Stock.'

(3) Sales by the Selling Stockholders in the Offering will cause the number of shares of Common Stock held by the existing stockholders to be reduced, and the number of shares to be held by the new investors to be increased, by 700,000. See 'Principal and Selling Stockholders.'

                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial data as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Company's audited Financial Statements. The financial data set forth below should be read in conjunction with the information under 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                         YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------
                                                           1992        1993       1994        1995        1996
                                                         --------    --------    -------    --------    --------
                                                           (IN THOUSANDS, EXCEPT PER POUND AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................................   $ 87,849    $ 80,412    $95,510    $132,245    $162,300
Cost of goods sold....................................     87,849      84,304     93,625     114,752     133,828
                                                         --------    --------    -------    --------    --------
  Gross profit (loss).................................         --      (3,892)     1,885      17,493      28,472
Selling, general and administrative expenses..........      4,660       4,141      4,313       5,207       5,408
                                                         --------    --------    -------    --------    --------
  Operating income (loss).............................     (4,660)     (8,033)    (2,428)     12,286      23,064
Interest expense......................................      3,169       3,912      4,361       4,727       4,079
                                                         --------    --------    -------    --------    --------
Income (loss) before income taxes.....................     (7,829)    (11,945)    (6,789)      7,559      18,985
Income tax expense (benefit)(1).......................     (2,139)        197         99         354         (96)
                                                         --------    --------    -------    --------    --------
  Net income (loss)...................................   $ (5,690)   $(12,142)   $(6,888)   $  7,205    $ 19,081
                                                         --------    --------    -------    --------    --------
                                                         --------    --------    -------    --------    --------
Net income (loss) per share...........................   $   (.46)   $   (.98)   $  (.56)   $    .58    $   1.54
                                                         --------    --------    -------    --------    --------
                                                         --------    --------    -------    --------    --------
Weighted average common shares outstanding............     12,400      12,400     12,400      12,400      12,400
OTHER DATA:

Depreciation and amortization.........................   $  5,941    $  6,561    $ 7,200    $  6,281    $  4,440
Capital expenditures..................................      5,677         793        975       1,963       2,805
Pounds shipped:
  Superalloys.........................................     11,269      10,932     12,253      14,907      14,495
  Special alloys(2)...................................        368         712      1,181       1,541       1,336
  Toll conversion.....................................      6,077      13,934     14,267      11,612      11,216
Average net sales per pound shipped:
  Superalloys.........................................   $   7.00    $   6.31    $  6.48    $   7.58    $   9.84
  Special alloys......................................      21.44       12.55      10.56       10.32       12.26
  Toll conversion.....................................        .24         .18        .26         .30         .30
Backlog (at period end)(3)............................   $ 34,878    $ 31,385    $40,711    $ 81,846    $146,247

                                                        (footnotes on next page)

                                                                         YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------
                                                           1992        1993       1994        1995        1996
                                                         --------    --------    -------    --------    --------
BALANCE SHEET DATA (AT PERIOD END):                        (IN THOUSANDS, EXCEPT PER POUND AND PER SHARE DATA)
Working capital.......................................   $ 35,216    $ 32,378    $29,287    $ 35,779    $ 47,450
Total assets..........................................    108,651      98,779     91,901     106,945     116,492
Current portion of long-term debt and capital lease
  obligations.........................................      2,193       3,210      4,233       5,270       4,296
Long-term debt (excluding current maturities).........     50,500      47,500     45,500      40,810      42,010
Long-term capital lease obligations (excluding current
  maturities).........................................      1,359       1,174        965         777         512
Subordinated notes payable to affiliates(4)...........      2,000       8,500      8,500       8,500       1,500
Stockholders' equity..................................     28,216      16,074      8,987      15,666      34,775

------------------
(1) Income tax expense for 1995 and 1996 differs from the amount which is derived by applying the combined statutory income tax rates due to the utilization of previously unrecognized net operating loss and other tax carryforwards and the recognition of previously unrecognized deferred income tax assets. As of December 31, 1996, substantially all of these tax benefits have been recognized.

(2) Includes dental alloys, shape memory alloys and high strength stainless steel.

(3) The Company defines backlog as firm purchase orders, which may be subject to cancellation by the customer subject to, in certain circumstances, cancellation charges.


(4) The Company repaid the remaining $1.5 million balance on the subordinated notes payable to affiliates in January 1997.

                          MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. Certain information contained below are forward-looking statements. See 'Risk Factors' for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

OVERVIEW

     The Company manufactures superalloys and special alloys, which are highly engineered metal alloys designed to withstand extreme heat, stress and corrosion. Special Metals operates three divisions. The Superalloy Billet and Bar Division manufactures a wide array of wrought superalloy and special alloy products in billet, bar and cast form, which are used primarily in jet engines. This division also produces 'shape memory' alloys, such as Nitinol, which are primarily used in medical and dental applications. The Powder Division produces powder metallurgy superalloy products for military jet engines and the latest generation of large commercial jet engines and is the world's largest independent manufacturer of superalloy powder products. The Dental Division is the leading North American producer of amalgamable dental alloys. In 1996, the Superalloy Billet and Bar Division, the Powder Division and the Dental Division accounted for 86%, 10% and 4%, respectively, of the Company's net sales of $162.3 million.

     Historically, approximately 70% of the superalloys produced were consumed by the aerospace industry for use in jet engine components. As a result, the aerospace industry, which is highly cyclical, has had a significant effect on the overall sales and profitability of the superalloy industry. During 1994, 1995 and 1996, the Company's estimated sales to jet engine component manufacturers totaled 69%, 70% and 77%, respectively, of the Company's net sales. The percentage of net sales to jet engine component manufacturers increased during 1996 as a result of a substantial increase in demand from the aerospace industry. See 'Risk Factors--Cyclicality; Dependence on Aerospace Industry.'

     The superalloy industry has recently entered a period of increased demand primarily because of improving conditions in the aerospace industry. The superalloy industry reached a cyclical and historical peak in 1990 and subsequently declined to a cyclical bottom in 1993. Management believes that demand for superalloy long products has almost doubled since 1993 and that the industry (including the Company) is operating at close to 100% of available capacity. As a result, since 1993, there have been significant increases in market prices for superalloy products. Based on industry data, the Company believes that the superalloy industry will operate at a utilization rate in excess of 90% for the next three years and that demand for superalloy products will increase at a 6% to 10% annual rate for the next three years. See 'Business--Industry Overview.'

     In 1995, the commercial aircraft industry started to recover from the recession of the early 1990s. The firm order backlog of Boeing, McDonnell Douglas and Airbus Industrie, as reported by Speednews was 2,370 planes at December 31, 1996. Roll-outs of commercial aircraft with more than 100 seats are expected to increase by more than 40% from 1995 to 1997. Boeing's production rate is scheduled to increase from 18 aircraft per month in early 1996 to 40 aircraft per month by the end of 1997. More importantly, the number of wide-body aircraft under production or on order is increasing, which is expected to increase demand for larger engines and larger components made with superalloys. The superalloy industry has substantially benefitted from this recovery. The Company believes that demand for jet engines will remain strong through 1999 because of projected increases in revenue passenger miles both domestically and internationally (especially in the Pacific Rim) and the imposition of federal Stage III noise regulations in the United States, which will require airlines to replace existing Stage II engines or retrofit such engines with engine hush kits. In addition, because of Federal Aviation Administration regulations mandating maintenance of aircraft engines based in part on the number of hours flown and the number of takeoff and landing cycles, a large number of commercial aircraft built in the 1980s are scheduled to undergo engine rebuilds in the next five years. As a result of these factors, management believes that demand for jet engine spare parts will remain strong.



     Net Sales. Net sales include sales of the Company's superalloy and special alloy products and income earned from toll conversion. Sales of the Company's products are made under standard orders, under one-year supply contracts and long-term firm price contracts. Approximately 70% of the pounds shipped of the

Company's billet and bar products in 1996 were sold under standard purchase orders or under one-year supply contracts. The remaining 30% of the pounds shipped of the Company's billet and bar products in 1996 were sold at firm prices under long-term contracts negotiated in 1993 at the bottom of the aerospace cycle. Since the early 1990s, long-term firm price contracts have become more prevalent in the superalloy industry because jet engine manufacturers need to quote firm prices to airlines for jet engines to be delivered several years in the future. Because of the adverse business conditions prevailing when the long-term firm price contracts were negotiated in 1993, the pricing on the contracts was very unfavorable to superalloy producers and resulted in severely depressed margins in the superalloy industry from 1994 to 1996. Special Metals recognized losses on these long-term firm price contracts in 1994 and 1995 and generally did not earn a profit on such contracts in 1996. Substantially all of the firm price contracts concluded in 1993 expired in 1996, with a minor portion of shipments for 1996 orders carrying over into 1997. The current market prices for superalloy products have returned to acceptable levels. During 1996, the Company began negotiations with certain customers to enter into new long-term firm price contracts which, if entered into, are expected to provide improvements compared to the expiring contracts. Currently, substantially all of the Company's sales to its significant customers are made on a purchase order basis and are not subject to long-term agreements. Purchase orders may be subject to cancellation by the customer subject to, in certain circumstances, cancellation charges. See 'Business--Pricing.'

     Export sales represent a significant portion of the Company's business. In 1994, 1995 and 1996, sales to purchasers outside of the United States totaled 25%, 35% and 27% of the Company's net sales, respectively. All of the Company's export sales are conducted in U.S. dollars.

     Costs of Goods Sold. The superalloy industry is characterized by high capital investment and high fixed costs, and profitability is therefore significantly affected by changes in volume. Variable costs such as raw materials, labor, supplies and energy (primarily electricity) generally account for over three-fourths of the Company's costs of goods sold. Fixed costs, such as indirect overhead and depreciation, constitute the remainder of the Company's costs of goods sold. The Company has undertaken numerous projects to maintain and improve its efficiency and cost position over the last few years. See 'Business--Business Strategy.'

     A substantial portion of the Company's raw material used in production consists of commodities, such as nickel, that are subject to wide price fluctuations. The price the Company pays for nickel is usually based upon quoted prices on the LME plus a premium due to quality, location, and volume purchased. Although certain of the Company's 1996 product orders provide for certain price adjustments to reflect changes in the price of raw materials, a substantial majority of the Company's current product orders currently is, and in the future is expected to be, made pursuant to firm price sales contracts, which do not provide for raw material price adjustments. To attempt to mitigate the risks associated with raw material price fluctuations and to match raw material purchases with firm price product orders, the Company often enters into firm price contracts for the purchase of virgin raw materials from suppliers and for the purchase of scrap from customers or hedges the price of nickel. At December 31, 1996, the Company had commodity swap agreements covering approximately 41% of its virgin nickel requirements for 1997, for a total purchase price of approximately $8.0 million. The fair value of the material covered by these agreements, based on the December 31, 1996 price quoted on the LME, was approximately $6.5 million. Unrealized gains and losses on the contracts are deferred and are recognized in income during the periods affected. See 'Risk Factors--Availability and Cost of Raw Materials; Hedging.'

     As a percentage of net sales, cost of goods sold has decreased from 98.0% in 1994 to 82.4% in 1996. This improvement is primarily the result of increased net sales due to improved pricing and increased industry demand as the superalloy and aerospace industries have recovered from a cyclical bottom in 1993. In addition, from 1994 to 1996 a substantial portion of the Company's billet and bar product was sold under long-term firm price contracts which were negotiated at the bottom of the aerospace cycle and contained unfavorable pricing. In 1996, 30% of the pounds the Company's billet and bar products shipped were sold under such contracts. Because substantially all of the fixed price contracts negotiated in 1993 expired in 1996, the Company expects that the trend in cost of goods sold as a percentage of net sales will continue to improve in 1997 if demand for its products remains strong. The Company cannot predict whether the trend in cost of goods sold as a percentage of net sales will continue beyond 1997 because of the uncertainty created by the cyclical nature of the superalloy and aerospace industries as well as increases in capacity by the Company's competitors.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses represent costs associated with sales and marketing, research and development, compensation expenses and legal expenses. During 1994, 1995 and 1996, increases in selling, general and administrative expenses have primarily resulted from increased sales of the Company's products. Selling, general and administrative expenses as a percentage of the Company's net sales have declined from 4.5% in 1994 to 3.3% in 1996, primarily as a result of increased sales, the allocation of the fixed components of selling, general and administrative expense to a larger sales base and cost control programs.

     Income Taxes. The Company's effective income tax rate in 1994 varied from the U.S. statutory rate due to losses which resulted in temporary differences between book and taxable income for which recognition of a deferred tax asset was not considered appropriate at the time. The Company's effective income tax rate in 1995 and 1996 varied from the U.S. statutory rate due to utilization of net operating loss carryforwards and, in 1996 only, also due to the recognition of previously unrecognized deferred tax assets of $3.7 million. See Note 11 to the Financial Statements of the Company included elsewhere in this Prospectus. Statement of Financial Accounting Standards No. 109 ('SFAS 109') requires a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. SFAS No. 109 further states that forming a conclusion that a valuation allowance is not needed is difficult when there is evidence that the deferred tax asset may not be realized, such as cumulative losses in recent years. The Company incurred losses in 1991 through 1994, and as a result, a valuation allowance was recorded which substantially reduced the deferred tax assets. During 1995 and 1996, the Company utilized substantial amounts of its net operating loss and alternative minimum tax credit carryforwards. This use of available tax carryforwards, together with the Company's recent profitability and the Company's expectations for profitable operating results in 1997, have resulted in the elimination, during 1996, of substantially all of the valuation allowance previously recorded. As a result, in the future, the Company does not expect that its effective tax rate will be as favorable as it was during 1995 and 1996.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, statement of operations data as a percentage of net sales.


                                                                                  YEAR ENDED DECEMBER 31,
                                                                                  -----------------------
                                                                                  1994     1995     1996
                                                                                  -----    -----    -----
Net sales......................................................................   100.0%   100.0%   100.0%
Cost of goods sold.............................................................    98.0     86.8     82.5
                                                                                  -----    -----    -----
  Gross profit (loss)..........................................................     2.0     13.2     17.5
Selling, general and administrative expenses...................................     4.5      3.9      3.3
                                                                                  -----    -----    -----
  Operating income (loss)......................................................    (2.5)     9.3     14.2
Interest expense...............................................................     4.6      3.6      2.5
                                                                                  -----    -----    -----
Income (loss) before income taxes..............................................    (7.1)     5.7     11.7
Income taxes expense (benefit).................................................      .1       .3       --
                                                                                  -----    -----    -----
  Net income (loss)............................................................    (7.2)     5.4     11.7
                                                                                  -----    -----    -----
                                                                                  -----    -----    -----

     YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased $30.1 million, or 22.8%, from $132.2 million in 1995 to $162.3 million in 1996. This increase was principally due to a shift in the Company's product mix toward higher value-added products and improved pricing. Average net sales per pound of superalloy shipped increased $2.26, or 29.8%, from $7.58 in 1995 to $9.84 in 1996. Average net sales per pound of special alloys shipped increased $1.94, or 18.8%, from $10.32 in 1995 to $12.26 in 1996. Pounds of superalloys shipped decreased slightly from 14.91 million pounds in 1995 to 14.50 million pounds in 1996 and pounds of special alloys shipped decreased slightly from 1.54 million pounds in 1995 to 1.34 million pounds in 1996. Despite this slight decrease in pounds shipped, net sales increased in 1996 over 1995 because of the increase in net sales per pound shipped caused by a shift in the Company's product mix toward higher value-added products and improved pricing.

     Cost of Goods Sold. Cost of goods sold increased $19.1 million, or 16.6%, from $114.7 million in 1995 to $133.8 million in 1996, primarily as a result of increased sales partially offset by improved manufacturing efficiencies and cost reduction programs. In addition, depreciation and amortization expense decreased from $6.3 million in 1995 to $4.4 million in 1996 as a result of various fixed and intangible assets becoming fully depreciated or amortized, as applicable. As a percentage of net sales, cost of goods sold decreased from 86.8% in

1995 to 82.5% in 1996 primarily due to the improved pricing related in 1996 as well as to the allocation of the fixed portion of overhead included in cost of goods sold to a larger sales base.


     Gross Profit. Gross profit increased $11.0 million, or 62.8% from $17.5 million in 1995 to $28.5 million in 1996. This increase was due primarily to increased sales, cost reduction programs and improved manufacturing efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $.2 million, or 3.9% from $5.2 million in 1995 to $5.4 million in 1996. The increase was due primarily to the increase in net sales. Selling, general and administrative expenses as a percentage of net sales decreased from 3.9% in 1995 to 3.3% in 1996 primarily due to the allocation of the fixed components of selling, general and administrative costs to a larger sales base.

     Operating Income. Operating income increased $10.8 million, or 87.7% from $12.3 million in 1995 to $23.1 million in 1996. Operating income as a percentage of net sales increased from 9.3% in 1995 to 14.2% in 1996 as a result of increased net sales offset in part by increased expenses.

     Interest Expense. Interest expense decreased $.6 million, or 12.8%, from $4.7 million in 1995 to $4.1 million in 1996. This decrease was due primarily to a decrease in average debt outstanding and to an overall decrease in interest rates.

     Income Taxes. The Company had an income tax expense of $354,000 in 1995, compared to an income tax benefit of $96,000 in 1996. The Company's effective income tax rate for 1995 and 1996 varied from the U.S. statutory rate due to utilization of net operating losses and alternative minimum tax credit carryforwards and, in 1996 only, also due to the recognition of previously unrecognized deferred tax assets of $3.7 million.

     Net Income. Net income increased 165% from $7.2 million in 1995 to $19.1 million in 1996. Net income as a percentage of net sales increased from 5.4% for 1995 to 11.7% for 1996 primarily as a result of stronger demand for the Company's products by the aerospace industry, cost reduction programs, improved manufacturing efficiencies and recognition of certain unrecognized deferred tax assets.

     YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales increased $36.7 million, or 38.5%, from $95.5 million in 1994 to $132.2 million in 1995. This increase was principally due to increased sales volume of the Company's products and improved pricing related to much stronger demand from customers in the aerospace industry. Pounds of superalloys shipped increased 2.66 million pounds, or 21.7%, from 12.25 million pounds in 1994 to 14.91 million pounds in 1995 and pounds of special alloys shipped increased by 360,000 pounds, or 30.5%, from 1.18 million pounds in 1994 to 1.54 million pounds in 1995. Average net sales per pound of superalloy shipped increased $1.10, or 17.0%, from $6.48 in 1994 to $7.58 in 1995. Average net sales per pound of special alloys shipped decreased $.24, or 2.3%, from $10.56 in 1994 to $10.32 in 1995.

     Cost of Goods Sold. Costs of goods sold increased $21.1 million, or 22.6%, from $93.6 million in 1994 to $114.7 million in 1995, primarily as a result of increased sales partially offset by improved manufacturing efficiencies and cost reduction programs. As a percentage of net sales, cost of goods sold decreased from 98.0% in 1994 to 86.8% in 1995 primarily due to the allocation of the fixed portion of overhead costs included in cost of goods sold to a larger sales base as well as the improved pricing in 1995.

     Gross Profit. Gross profit increased $15.6 million from $1.9 million in 1994 to $17.5 million in 1995. This increase was due primarily to increased sales, cost reduction programs, and improved manufacturing efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $.9 million, or 20.7%, from $4.3 million in 1994 to $5.2 million in 1995. The increase was due primarily to increased professional expenses and the increase in net sales in 1995 partially offset by cost reduction programs. Selling, general and administrative expenses as a percentage of net sales decreased from 4.5% in 1994 to 3.9% in 1995 primarily due to the allocation of the fixed components of selling, general and administrative expenses to a larger sales base in 1995, partially offset by the increased professional fees in 1995.

     Operating Income (Loss). Operating income (loss) increased $14.7 million from a loss of $2.4 million in 1994 to income of $12.3 million in 1995. Operating income (loss) as a percentage of net sales increased from (2.5)% in 1994 to 9.3% in 1995 as a result of the stronger demand for the Company's products in the aerospace industry, cost reduction programs and improved manufacturing efficiencies.

     Interest Expense. Interest expense increased $.3 million, or 8.4% from $4.4 million in 1994 to $4.7 million in 1995. This increase was due primarily to an increase in interest rates partially offset by a decrease in the average debt outstanding.

     Income Taxes. Income tax expenses increased $255,000 from $99,000 in 1994 to $354,000 in 1995 due primarily to increased income before income taxes. The Company's effective income tax rate in 1994 varied from the U.S. statutory rate due to losses which resulted in temporary differences between book and taxable income for which recognition of a deferred tax asset was not considered appropriate at the time. The Company's effective income tax rate in 1995 varied from the U.S. statutory rate due to utilization of net operating loss carryforwards. See Note 11 to the Financial Statements of the Company.

     Net Income (Loss). Net income (loss) increased $14.1 million from a loss of $6.9 million in 1994 to income of $7.2 million in 1995. Net income (loss) as a percentage of net sales increased from (7.2)% in 1994 to 5.4% in 1995 as a result of the stronger demand for the Company's products in the aerospace industry, cost reduction programs and improved manufacturing efficiencies.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's historical liquidity needs arose primarily from capital investments, working capital requirements, and principal and interest payments on indebtedness. The Company has historically met these liquidity requirements with funds generated from operations and from short-term and long-term debt financing (including borrowings from the Principal Stockholders). The Company's business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in the manufacturing process and compliance with environmental laws. See 'Risk Factors--Environmental Regulations,' 'Certain Transactions--Transactions with Principal Stockholders--Lines of Credit' and 'Certain Transactions--Subordinated Stockholder Notes.'

     Net cash provided by operating activities was $1.3 million, $6.9 million and $10.9 million for 1994, 1995 and 1996, respectively. Improvements in cash flows from operating activities are principally the result of improved operating results, offset by increased working capital requirements attributable to increases in accounts receivable and inventory due to increased sales in 1995 and 1996.

     From August 1992 to September 1994, the Company had insufficient cash flow to make certain interest and term loan principal payments under the Prior Credit Agreement. As a result, the Company was in default under the Prior Credit Agreement with respect to such interest and principal payments and with respect to maintenance of certain covenants, including covenants relating to interest coverage ratio and leverage ratio. The Company and the lenders under the Prior Credit Agreement entered into a series of standstill agreements pursuant to which such lenders agreed not to accelerate the indebtedness outstanding under the Prior Credit Agreement for a specified period of time. Such standstill agreements terminated and all remaining amounts due were repaid or refinanced in the fourth quarter of 1994. Following the amendment and restatement of Prior Credit Agreement in December 1994, the Company remained in compliance with all of its obligations in respect of the Prior Credit Agreement until it was refinanced in October 1996.

     Capital expenditures were $1.0 million, $2.0 million and $2.8 million for the years 1994, 1995 and 1996, respectively.

     At December 31, 1996, the Company had $48.3 million of outstanding indebtedness and capitalized lease obligations, consisting principally of $46.0 million of borrowings under the Credit Agreement, $1.5 million of outstanding indebtedness under the Subordinated Stockholder Notes and $.8 million of capital lease obligations. The Company's outstanding indebtedness fluctuates depending on the Company's working capital needs. The Company repaid the remaining $1.5 million balance on the Subordinated Stockholder Notes in full in January 1997. The Company intends to use substantially all of the net proceeds from the Offering to repay outstanding indebtedness under the Credit Agreement. If the net proceeds of the Offering are insufficient to repay all amounts outstanding under the Credit Agreement, the Company intends to repay all outstanding indebtedness under the Revolving Facility and a portion of the outstanding indebtedness under the Term Loan. If the net proceeds from the Offering are sufficient to pay all outstanding indebtedness under the Credit Agreement, any remaining net proceeds from the Offering will be used for general corporate purposes, including working capital and capital expenditures. See 'Use of Proceeds.'

     Following the completion of the Offering, the Company's principal sources of funds will be (i) funds generated from operations and (ii) borrowings under the Revolving Facility of the Credit Agreement. Under the

Revolving Facility of the Credit Agreement, the Company may borrow, repay, and re-borrow from time to time, the lesser of (a) $40 million or (b) the Company's borrowing base. The Credit Agreement defines the Company's borrowing base as the sum of 85% of eligible accounts receivable and 60% of eligible inventory. As of December 31, 1996, the borrowing base was $45.6 million. The Company's ability to borrow under the Credit Agreement is subject to the satisfaction of various conditions, including compliance with certain financial covenants. In addition, amounts borrowed under the Revolving Facility may only be used to finance working capital needs and to repay outstanding indebtedness. The amount the Company may borrow under the Revolving Facility is reduced by the aggregate amount of any letters of credit issued for the account of the Company. All advances under the Credit Agreement bear interest at the Company's option at (i) a base rate, which is the higher of the bank's short-term commercial reference rate or the Federal Funds rate plus .25%, (ii) the Eurodollar rate, which is the New York interbank offered rate, plus 1.25% or (iii) LIBOR plus 1.25%. An annual commitment fee of .25% on the unused available working capital commitment is due monthly. All amounts outstanding under the Revolving Facility mature on October 17, 2001. In connection with the Company's obligations under the Credit Agreement, the Company has granted security interests in the Company's receivables, inventory and general intangibles. The Credit Agreement also contains covenants restricting the ability of the Company to pay dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets, enter into mergers or consolidations, form subsidiaries and enter into transactions with affiliates. The Company is also subject to certain financial tests relating to, among other things, its consolidated net worth, its consolidated leverage ratio and the ratio of its senior debt to consolidated EBITDA. The Company may prepay amounts owing under the Credit Agreement at its option at any time. The Company and its lenders have agreed to amend the Credit Agreement. The amendment provides for a revolving credit facility of $60 million, which will decrease to $40 million over a five-year period. The amendment will provide the Company with greater flexibility, including the ability to borrow available amounts under the Credit Agreement to finance acquisitions and capital improvements. Any amendment is subject to the execution of definitive documentation. See 'Risk Factors--Limitations on Payment of Dividends; Restrictive Covenants.'

     Over the next five years, the Company plans to invest over $50 million (or approximately $10 million per year) in capital expenditures to expand and modernize its melting, forging and finishing equipment, install a state-of-the-art information system and make other investments to maintain its technological leadership and reduce production costs. Currently planned capital expenditures for 1997 include (i) approximately $800,000 to upgrade the Company's Dunkirk press facility, (ii) up to approximately $4 million to install a new business information system and (iii) approximately $6 million to upgrade and expand the primary and secondary melting capacity at the Company's New Hartford facility. In addition to planned capital expenditures, the Company expects to evaluate from time to time potential acquisitions. Potential acquisitions may include investments in companies, technologies or products that complement the Company's business or products. Sources of funds for such acquisitions could include funds generated from operations or alternative sources of debt or equity capital. Certain covenants in the Credit Agreement, such as the investment limitation covenant, the merger and acquisition covenant and certain financial covenants may restrict or limit the Company's ability to enter into or complete an acquisition. Under such circumstances, the Company would need to amend, obtain a waiver of or refinance the Credit Agreement. See 'Risk Factors--Risks Associated With Potential Acquisitions.'

     The Company incurred average annual capital expenditures for environmental protection and compliance of less than $220,000 for 1994, 1995 and 1996 and its capital budget provides for less than $150,000 for such expenditures in 1997. The Company does not expect the future recurring operation costs of compliance with currently enacted environmental laws and adopted or proposed regulations to have a material impact on its liquidity and capital resources. However, the imposition of more strict standards or requirements under environmental laws and the possibility of increased enforcement could result in expenditures in excess of amounts estimated to be required for such matters. See 'Risk Factors--Environmental Regulation' and 'Business--Environmental Matters.'

     The Company expects that cash flow from operations and net proceeds of the Offering will be adequate to meet its anticipated operating requirements, debt service requirements and planned capital expenditures over the next 12 months. However, to the extent that the Company's cash flow and net proceeds of the Offering are insufficient to fund its working capital needs and its capital expenditure program due to a cyclical downturn in the superalloy industry or otherwise, the Company will be dependent upon borrowings under the Credit

Agreement or alternative sources of debt or equity capital. In addition, as described above, the Company may need to obtain additional debt or equity capital to fund any potential acquisitions. If the Company is unable to borrow under the Credit Agreement or to obtain funds from alternative sources of debt or equity capital, the Company may not be able to fund its capital expenditures or potential acquisitions and its business could be materially adversely affected.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present the Company's quarterly operating data for 1994, 1995 and 1996. Although the Company's business is not seasonal, operating results have varied from quarter to quarter due to industry cyclicality, fluctuations of raw material prices and general global economic conditions. In addition, results in the third quarter are adversely affected by a one to two-week shutdown of the Company's manufacturing facilities for equipment maintenance and results in the fourth quarter are adversely affected by a one-week shutdown for the Christmas holiday.


                                         1994 QUARTERS                               1995 QUARTERS
                            ----------------------------------------    ----------------------------------------
                             FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                            -------    -------    -------    -------    -------    -------    -------    -------
                                                     (IN THOUSANDS EXCEPT PERCENTAGES)
Net sales................   $23,519    $26,678    $21,662    $23,651    $27,862    $35,148    $29,556    $39,679
Cost of goods sold.......    22,930     25,340     21,072     24,283     24,279     29,799     26,291     34,383
                            -------    -------    -------    -------    -------    -------    -------    -------
Gross profit (loss)......       589      1,338        590       (632)     3,583      5,349      3,265      5,296
Selling, general and
  administrative
  expenses...............     1,099      1,196      1,086        932      1,135      1,144      1,104      1,824
                            -------    -------    -------    -------    -------    -------    -------    -------
Operating income (loss)..      (510)       142       (496)    (1,564)     2,448      4,205      2,161      3,472
Operating income (loss)
  margin.................      (2.1)%       .5%      (2.2)%     (6.6)%      8.7%      11.9%       7.3%       8.7%
Interest expense.........     1,007      1,120      1,232      1,002      1,193      1,213      1,164      1,157
                            -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before
  income taxes...........    (1,517)      (978)    (1,728)    (2,566)     1,255      2,992        997      2,315
Income tax expense.......        27         26         27         19         27         27         27        273
                            -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss)........   $(1,544)   $(1,004)   $(1,755)   $(2,585)   $ 1,228    $ 2,965    $   970    $ 2,042
                            -------    -------    -------    -------    -------    -------    -------    -------
                            -------    -------    -------    -------    -------    -------    -------    -------

                                                                            1996 QUARTERS
                                                               ----------------------------------------
                                                                FIRST     SECOND      THIRD     FOURTH
                                                               -------    -------    -------    -------
                                                                  (IN THOUSANDS EXCEPT PERCENTAGES)
Net sales...................................................   $39,639    $43,727    $37,174    $41,760
Cost of goods sold..........................................    33,428     35,820     30,485     34,095
                                                               -------    -------    -------    -------
Gross profit................................................     6,211      7,907      6,689      7,665
Selling, general and administrative expenses................     1,183      1,264      1,276      1,685
                                                               -------    -------    -------    -------
Operating income............................................     5,028      6,643      5,413      5,980
Operating income margin.....................................     12.6%      15.1%      14.5%      14.3%
Interest expense............................................     1,087      1,003      1,006        983
                                                               -------    -------    -------    -------
Income before income taxes..................................     3,941      5,640      4,407      4,997
Income tax expense (benefit)................................     1,018      1,631     (4,550)     1,805
                                                               -------    -------    -------    -------
Net income..................................................   $ 2,923    $ 4,009    $ 8,957    $ 3,192
                                                               -------    -------    -------    -------
                                                               -------    -------    -------    -------


BACKLOG

     As of December 31, 1996, the Company's backlog orders aggregated approximately $146.2 million, compared to approximately $81.8 million at December 31, 1995. The increase in backlog orders is primarily due to an increase in orders for jet engines worldwide and increased demand for jet engine spare parts. The Company defines backlog as firm purchase orders, which are generally subject to cancellation by the customer subject to, in certain circumstances, payment of specified charges. Substantially all orders in the backlog at December 31, 1996 are expected to be shipped within the 12 months beginning January 1, 1997. Due to the cyclical nature of order entry experienced by the Company and its dependence on the aerospace industry, there can be no assurance that order entry will continue at current levels or that current firm purchase orders will not be canceled or delayed. See 'Risk Factors--Cyclicality; Dependence on Aerospace Industry.'

     Order to shipment lead times can be a competitive factor as well as indicative of the strength of demand for superalloy products. The Company's current average manufacturing lead time for its cast/wrought superalloy products is approximately five to ten weeks, although due to current backlog levels, lead times from order to shipment have lengthened to up to 52 weeks. The Company believes that its lead times are comparable with those offered by its competitors.

INFLATION

     Although the Company's sales and results of operations are affected by the prices of raw materials used to make its products and the cyclicality of the aerospace industry, the Company does not believe that general economic inflation has had a material effect on its results of operation for the periods presented.

ENVIRONMENTAL AND OTHER CONTINGENCIES

     For a description of certain environmental liabilities and related matters, see '--Liquidity and Capital Resources,' 'Risk Factors--Environmental Regulations' and 'Business--Environmental Matters.'


     The Company's Powder Division (which accounted for approximately 10% of the Company's net sales in 1996) is dependent upon a sole contractor that provides extrusion services to the Company. In December 1996, the Extrusion Contractor experienced an explosion which has interrupted service by the Extrusion Contractor. The Extrusion Contractor has advised the Company that it expects to restart extrusion in March 1997, that it will be able to provide the Company with extrusion services from another plant located in Scotland in the interim and that the Company's production schedule will not be interrupted. Shipment of the Company's powder products to Scotland will add expense to the Company's powder production and negatively impact the Company's operating margins if such expenses are not reimbursed by either the Extrusion Contractor or the Company's customers. However, the Company does not believe that the impact of the explosion on the Company's results of operation, liquidity or financial condition will be significant. Accordingly, while the interruption of production by the Extrusion Contractor has not adversely affected the Company to date, a significant continuation of the interruption could have a material adverse effect on the Company.

                                    BUSINESS

GENERAL


     Special Metals is one of the world's leading producers of superalloy and special alloy long products. Superalloys are highly engineered metal alloys designed to withstand extreme heat and stress and are principally used in the manufacture of jet engine parts. Compared to any other known metal or material, superalloys offer a superior combination of heat resistance, high temperature corrosion resistance, toughness and strength. Special alloys are vacuum melted alloys and dental alloys which have unique physical, chemical, and/or mechanical properties that are optimized by the Company's melting and processing capabilities. In 1952, a predecessor of Special Metals pioneered the melting technology that led to the practical development of the superalloys that are the critical materials used in the 'hot' section of modern jet engines. The Company believes that its 45 million pounds of vacuum induction melting capacity makes it one of the largest producers in the superalloy industry and that its substantial market share, comprehensive product line, proprietary know-how and technological experience make it a leader in its field. Special Metals' total net sales have increased from $80.4 million in 1993 to $162.3 million in 1996. The Company's backlog was approximately $146.2 million at December 31, 1996 compared to approximately $81.8 million at December 31, 1995. Approximately 77% of the Company's net sales in 1996 were to jet engine component manufacturers. The Company's products are also used in other technically demanding applications, such as land-based power generating equipment, oil well drilling hardware, die materials, chemical processing applications and medical applications.


     Special Metals operates three divisions. The Superalloy Billet and Bar Division manufactures a wide array of wrought superalloy and special alloy products in billet, bar and cast form, which are used primarily in jet engines. This division also produces shape memory alloys, such as Nitinol, which are primarily used in medical and dental applications. The Company believes it has the leading worldwide market share of approximately 32% (excluding China and the countries of the former Soviet Union) in superalloy billet products and a North American market share of approximately 20% in superalloy bar products. The Powder Division produces powder metallurgy superalloy products for military jet engines and the latest generation of large commercial jet engines and is the world's largest independent manufacturer of superalloy powder products. The Dental Division is the leading North American producer of amalgamable dental alloys. In 1996, the Superalloy Billet and Bar Division, the Powder Division and the Dental Division accounted for 86%, 10% and 4%, respectively, of the Company's net sales.

INDUSTRY OVERVIEW

     Superalloys are primarily nickel-based alloys containing varying amounts of other elements, such as chromium, cobalt, columbium, molybdenum, titanium and aluminum. Superalloys were originally developed to meet the highly demanding design requirements of jet engines and are currently used to make jet engine components such as turbine blades, vanes, disks, rings, seals and shafts. These applications require very high strength, toughness and resistance to metal fatigue and creep while operating in environments where temperatures can sometimes exceed 2,200degreesF. These engine components are designed to withstand the high stress and high temperatures associated with aircraft takeoffs and landings, when maximum power is applied for thrust and reverse thrust. The highly demanding technical nature of superalloy products, specialized multi-stage production processes and the stringency of jet engine manufacturers' qualification requirements and certification processes have created what Management believes are high barriers to entry in the superalloy industry. Management believes that over 70% of all superalloy sales worldwide are to jet engine component manufacturers. Superalloy products are also used in other technically demanding applications such as land-based power generating equipment, oil well drilling hardware, die materials and chemical processing applications. The complexity of the production process is reflected in the Company's relatively high average selling prices of $9.84 and $12.26 per pound shipped of superalloys and special alloys, respectively, for 1996, compared to the average selling price of other metals such as carbon steel and stainless steel, which currently range from $.20 to $4.00 per pound shipped. The chart set forth below illustrates the end uses of superalloy products during 1995.

              SUPERALLOY END USE MARKET FOR BAR/BILLET PRODUCTS
                                     1995

                                   [CHART]

                    PETROCHEMICAL            12%
                    POWER GENERATION          2%
                    FASTENERS                 3%
                    ALL OTHERS                1%
                    AEROSPACE                82%

  Source: Marketronics

     The aerospace industry, which is highly cyclical, has had a significant impact on the sales and profitability of the superalloy industry. The superalloy industry reached a cyclical and historical peak in 1990 and subsequently declined to a cyclical bottom in 1993. Management estimates that between 1990 and 1993, industry capacity utilization fell from approximately 100% to approximately 67%. The steep decline was the result of a severe downturn in commercial aircraft deliveries, the Gulf War, a recession, an over-ordering of aircraft in the late 1980s and excess industry capacity. The downturn was exacerbated because the aerospace industry was shifting to 'lean' manufacturing, which substantially reduced cycle times and inventories. Special Metals estimates that inventory reductions between 1990 and 1994 eliminated as much as a full year of production of superalloy billet and bar product. During this recession, approximately 40 million pounds of inefficient industry vacuum induction melt capacity (or 20% of total industry vacuum induction melt capacity) was eliminated.

     In 1995, the commercial aircraft industry started to recover from the recession of the early 1990s. The firm order backlog of Boeing, McDonnell

Douglas and Airbus Industrie, as reported by Speednews was 2,370 planes at December 31, 1996. Roll-outs of commercial aircraft with more than 100 seats are expected to increase by more than 40% from 1995 to 1997. Boeing's production rate is scheduled to increase from 18 aircraft per month in early 1996 to 40 aircraft per month by the end of 1997. More importantly, the number of wide-body aircraft under production or on order is increasing, which is expected to increase demand for larger engines and larger components made with superalloys. The superalloy industry has substantially benefitted from this recovery. The Company believes that demand for jet engines will remain strong through 1999 because of projected increases in revenue passenger miles both domestically and internationally (especially in the Pacific Rim) and the imposition of federal Stage III noise regulations in the United States, which will require airlines to replace existing Stage II engines or retrofit such engines with engine hush kits.

     The superalloy industry is also benefiting from a significant increase in demand for jet engine spare parts. This increase is attributed to a combination of factors. First, when the aerospace cycle was strong from 1985 to 1990, hundreds of new aircraft were delivered. Because of Federal Aviation Administration regulations mandating maintenance of aircraft based in part on the number of hours flown and the number of takeoff and landing cycles, these aircraft are scheduled to undergo engine rebuilds from 1995 to 2001, which will require replacement parts containing superalloy products. Second, the airlines and engine companies are increasing their spare part stocks, which fell below required levels during the early 1990s. Third, because of increased activity and a return to profitability, the airlines now are flying older, previously grounded aircraft, which generally require more spare parts than newer aircraft.

     Demand for superalloy billet products has almost doubled since 1993 from 16 million pounds to 30 million pounds in 1996. Management believes that the industry is operating at close to 100% of available capacity. As a result, since 1993, there have been significant increases in prices for superalloy products. Based on industry data, the Company believes that demand for superalloy products will increase at a 6 to 10% annual rate for the next three years and that, despite certain announced capacity expansion programs scheduled to occur in the next five years, including capital expenditures planned by the Company of $50 million, the superalloy industry will operate at a utilization rate in excess of 90% for the next three years. Although capacity can be added by existing producers, installation time for critical equipment often exceeds one year and prevents capacity from being increased quickly in times of strong demand.

                   WORLDWIDE* AND U.S. SUPERALLOY SHIPMENTS

                                   [CHART]

                           WROUGHT/CAST SUPERALLOYS
                         (millions of pounds shipped)
                       1990          127              95
                       1991          117              88
                       1992           95              71
                       1993           81              60
                       1994           95              71
                       1995          111              84
                      1996F          120              89

        * Excluding China and the countries of the former Soviet Union
          Source: Marketronics

BUSINESS STRATEGY

     The Company's primary objective is to continue the growth of its superalloy and special alloy business and to focus on both the aerospace and non-aerospace markets. To achieve its objectives, the Company has implemented a business strategy which is designed to: (i) capitalize on the Company's leading position in the aerospace market; (ii) develop new products and markets; (iii) continue to reduce the Company's costs; and (iv) explore potential acquisitions.

     Capitalize on Leading Position in Aerospace Market. Special Metals' largest single product line is superalloy billet used primarily in the manufacture of jet engines. Management believes the Company's worldwide market share (excluding China and the countries of the former Soviet Union) in superalloy billet was approximately 32% in 1996 and, in certain key high technology applications, approached 40%. To meet the increased level of aerospace demand, the Company has increased its annual billet production capacity by 15% during 1996.

     The Company believes that its capital investment programs and commitment to high quality have contributed to its ability to obtain a wider variety of user certifications from major jet engine producers, such as General Electric, Rolls Royce, Pratt & Whitney and SNECMA, than any of its competitors. Over the last seven years (principally in 1990, 1991 and 1992), the Company invested over $28 million in new state-of-the-art forging, melting and other facilities and over the next five years, the Company currently plans to invest an additional $50 million to expand and modernize its facilities.

     Develop New Products and Markets. Special Metals plans to grow its business through the development of new products and new applications and markets for its existing products. Between 1990 and 1996, Special Metals engaged in an aggressive product line expansion effort. Improved superalloys, corrosion resistant alloys, shape memory alloys, new dental products and high strength stainless steels were added to the Company's product line.

Over 20% of the Company's net sales in 1996 were from sales of enhancements of existing products or new products that did not exist in 1990. Given the brief commercial history of superalloys, the non-aerospace market for superalloy products is relatively immature. The Company believes that it is well positioned to exploit this market and capitalize on new opportunities. Special Metals intends to continue its growth efforts by increasing sales of its products to commercial markets and by seeking to develop new products.

     Continue to Reduce Costs. The Company has undertaken numerous projects to maintain and improve its efficiency and cost position over the last few years. Since 1992, Special Metals has enhanced its operating leverage, reduced its billet cycle time by 33%, and improved its inventory turnover by 37%. The Company continues to pursue opportunities to further reduce costs and improve efficiency.

     Explore Potential Acquisitions. The Company will examine opportunities to acquire or invest in companies, technologies or products that complement the Company's business or its product offerings. In particular, the Company will consider acquisitions or investments that will leverage its expertise in superalloy and special alloy products and enable it to enter new markets or sell new products. Currently, the Company has no agreements or understandings regarding any such acquisition or investment. See 'Risk Factors--Risks Associated With Potential Acquisitions.'

PRODUCTS AND MARKETS

     The Company's products include superalloy ingots and wrought products such as billets, bars, and wire manufactured by the Superalloy Billet and Bar Division. These products are sold to casters, forgers, machine shops, fabricators, and independent distributors, which use these products primarily in the manufacture of jet engine parts and in other critical applications that require heat resistance, high temperature corrosion resistance, toughness and strength. The Superalloy Billet and Bar Division also produces advanced specialty metals, including shape memory alloys such as Nitinol. The Powder Division produces powder metallurgy superalloy products in the form of loose powder, billet and bar which are used in military jet engines and the latest generation of large commercial jet engines. The Dental Division produces amalgamable silver-based dental alloys.

     Management estimates major end use markets for the Company's products in 1996 were: aerospace (77%); power generation (8%), distributors (7%); and medical and dental applications (6%). Management believes distributors sell the Company's products for use in oil and gas exploration and production, chemical processing and for jet engine parts.

     BILLETS

     Billets are produced by taking an ingot manufactured at the Company's New Hartford, New York facility and forging it at the Company's Dunkirk, New York facility to a smaller diameter. The forging process involves heating an ingot to a precisely controlled high temperature and reducing its diameter in a large forging press. The reduction of an ingot into a billet refines the grain structure of the ingot into a fine uniform structure that is both tough and ductile. Billets are sold to forgers for production into a wide range of parts that are used primarily in the hot section of an aircraft jet engine. Disks, rings, spacers, shafts, and casings are forged from billet.

     Billet is sold as either 'standard grain' or 'fine grain.' Fine grain processing facilitates the subsequent quality control of superalloys through ultrasonic inspection to detect smaller discontinuities in the superalloy. Fine grain billet is used in more advanced jet engines where great strength and low defect levels are required. Fine grain billet was developed in the late 1980s and early 1990s and typically has been available only in diameters 10 inches or smaller. Special Metals' new forging press allows the production of larger fine grain superalloy billets, which the Company believes gives it a unique competitive advantage. The new larger engines used on the Boeing 777, such as the Rolls Royce Trent, GE90 and PWA4084, require larger diameter, heavier disks. These large disks are very difficult to produce from smaller diameter billet, and the availability of large fine grain billet allows the forger to eliminate operations, improve yield and reduce cycle time, thereby producing a part at lower total cost and enhancing the competitiveness of the forger's product to its own customers. During 1994, 1995 and 1996, 37%, 40% and 53%, respectively, of the Company's net sales were derived from billet sales.

     BAR

     Bar products are manufactured by rolling a billet to a smaller cross section on either one of two rolling mills. The rolling process involves heating the billet to a precisely controlled temperature and then reducing its diameter by passing it back and forth between shaped rolls. The rolling process reduces the diameter, lengthens the product, and refines the grain structure.

     Special Metals sells a wider range of alloys in bar product than it does in billet or ingot product. Bars are sold to machine shops, forgers and distributors. One application for bar products is to produce disks and shafts for the hot section of smaller jet engines and auxiliary power units. During 1994, 1995 and 1996, 21%, 21% and 20%, respectively, of the Company's net sales were derived from bar product.

     INGOTS

     Ingots are long cylindrical alloy castings that are the primary product of the Company's New Hartford, New York melting facility. As sold to the market, ingots range in diameter from 3.5 inches to 34 inches and weigh up to 46,000 pounds. Ingots are manufactured by melting scrap and virgin raw materials, casting the molten metal into a mold, and, in most cases, remelting them once or twice. The primary attributes of an ingot are its chemistry, homogeneity, and structure. Ingots are sold to either casters or forgers, and the largest single end use market for ingots is large disks used in power generation turbines. In 1996, the Company consumed substantially all of its total ingot production to produce billet, bar and other wrought products. The remainder of ingot production was sold to third parties. During 1994, 1995 and 1996, 11%, 11% and 4%, respectively, of the Company's net sales were derived from third-party ingot sales.

     NITINOL


     Nitinol represents a group of titanium/nickel alloys that have unique shape memory and flexibility properties. Shape memory alloys can be formed into a product, bent or twisted into a different shape, and then be easily returned to their original shape. Nitinol's major uses are in medical applications such as orthodontic wire, stents, catheter guide wires and eye glass frames and industrial applications such as temperature control devices and clamping devices. Nitinol is sold primarily as fine wire. Although currently relatively small, the Nitinol product market is expected to grow over the next five years.

     POWDERS

     In the most advanced jet engines, the requirements for strength, high temperature corrosion resistance and toughness exceed the capabilities of conventionally cast/wrought superalloys. In these applications, alloys have been developed that cannot be processed using normal ingot metallurgy. Instead, powder metallurgical techniques are needed to produce the product. Special Metals developed and pioneered powder metallurgical processing of superalloys in the 1960s and remains the leading independent producer of powder metallurgy superalloys. Powder metallurgy superalloys are produced at the Company's Princeton, Kentucky facility. During 1994, 1995 and 1996, 12%, 10% and 10%, respectively, of the Company's net sales were derived from powder products. The Company believes that there are substantial growth prospects in the superalloy powder market.

     DENTAL PRODUCTS

     The Dental Division designs, manufactures, and markets silver-based amalgamable alloys used primarily for tooth fillings. The products are in the form of very fine powder produced by melting, alloying, and atomizing alloys of silver, copper, tin, palladium and other materials. The Dental Division produces both finished alloy ready for packaging and distribution (about 90% of sales) and master components that are blended to produce the final product. A number of the Dental Division's products are covered by patents extending to 2000 and beyond. Approximately 21% of the Dental Division's 1996 net sales were to European customers. Management estimates that the Company has a 50% share in the North American market compared to an estimated 5% share of the European market. The Company believes that an opportunity exists to expand its sales of dental products in select emerging foreign markets with potential for growth.

     TOLL CONVERSION

     In addition to its manufactured products, the Company sells toll conversion services, primarily forging and melting, to other metal-working companies. Toll conversion allows the Company to sell excess equipment capacity that may exist for short periods of time, or may result from an imbalance of capacity between various units in the Company.

PRODUCTION PROCESS

     Superalloys are more difficult to manufacture than titanium alloys and lower performance alloys, such as stainless steels. Superalloys are vacuum induction melted followed by vacuum arc remelting or electroslag remelting or both. Stainless steels, on the other hand, are usually electric arc melted followed by argon-oxygen-decarburization, while titanium alloys are typically vacuum arc remelted two or three times. The resulting superalloy is much more difficult to process than stainless steels or titanium alloys because, by design, superalloys retain their strength and toughness at high temperatures. Consequently, deforming superalloys requires greater force than stainless steels or titanium alloys. Also, because of the need to control grain structure, superalloy deformation processes are more complex than those used for stainless steels and most titanium alloys. Certain of the Company's superalloys may undergo up to 14 distinct stages of melting, remelting, forging and rolling over a period of weeks before they achieve the customer's specifications.

     Due to the critical nature of the applications in which the Company's products are used and the stringency of customer specifications, the process of producing superalloy is highly demanding and complex. Quality control is critical. The Company's Superalloy Billet and Bar Division is ISO 9002 certified and certified by the National Aerospace and Defense Contractors Accreditation Program ('NADCAP'), a private accreditation organization recognized by the jet engine industry. The Company employs state of the art melting and furnace technology and processes.

     Special Metals has pioneered a number of 'total quality' activities, and, in 1994, embarked on a Continuous Flow Manufacturing ('CFM') program. CFM reduces queue times and speeds the flow of products through the plant. Since 1992, the Company has reduced cycle times by 33% and significantly reduced work-in-process inventories.

     INGOT METALLURGY

     As illustrated in the diagram below, production of wrought superalloys using ingot metallurgy techniques involves several basic steps: An initial melting in a vacuum induction melting ('VIM') furnace; secondary melting in either a vacuum arc remelt ('VAR') furnace, or an electroslag remelting ('ESR') furnace; or, in the case of the highest quality materials, remelting in both ESR and VAR furnaces. Melting and remelting are followed by thermomechanical processing on a forging press and then by finishing and inspection.

[Diagram depicting ingot metallurgy process steps: vacuum induction melting of raw material into ingot; vacuum arc remelting of ingot; forging of ingot into billets; finishing of product by grinding, peeling and end clearing; inspection; and shipping.]

     Special Metals' New Hartford facility has one of the largest melting complexes in the superalloy industry, with three VIM furnaces of 44,000 pound, 12,000 pound, and 7,000 pound capacity, respectively, as well as seven VAR furnaces and two ESR furnaces. Upon its scheduled completion in 1997, the addition of a VAR furnace and a major upgrade of the 44,000 pound VIM furnace at a cost of approximately $6 million are expected to increase ingot capacity by 15%. Special Metals is a fully integrated producer and does not rely on outside manufacturers to produce its primary wrought superalloy product line.

     Vacuum Induction Melting. Vacuum induction melting is a process that converts virgin and scrap raw materials into homogeneous alloys. The primary advantage of VIM is that it prevents the reactive alloy elements, such as aluminum, titanium, zirconium, and hafnium, from oxidizing and forming nonmetallic defects which severely limit the mechanical integrity of the alloy. In addition, VIM is useful for removing deleterious volatile elements, such as bismuth and lead, which are commonly found in raw materials and which drastically reduce mechanical properties necessary to achieve strength and toughness in superalloys. Gaseous elements, such as hydrogen, oxygen and nitrogen, can also be removed.

     A VIM furnace is made up of a large vacuum chamber containing a refractory crucible, induction heating coils, a pour system and large ingot molds. The Company's primary VIM furnace is one of the largest in the world and, although rated at 44,000 pounds, can melt up to 46,000 pounds of superalloy in a single heat. To prepare a melt, raw materials are introduced into the furnace through a vacuum lock which maintains the melt under a vacuum. Generally, virgin raw materials are melted first and degassed before any reactive elements are added. Scrap or revert raw material is then added and melted. Once the deleterious elements are reduced to an acceptable level, the heat's chemistry is verified and any alloy chemistry corrections are made. It is not uncommon that up to 28 key elements will be controlled to within very tight tolerances. The melt is then poured into individual molds to produce ingots weighing typically 10,000 to 14,000 pounds each.

     The ingots produced from the VIM process are generally 'clean' and have the desired uniform chemistry but are not acceptable in terms of the as-solidified structure. The VIM ingots are therefore subsequently remelted once or twice to achieve the customer's cleanliness and structure requirements.

     Vacuum Arc Remelting. VAR is used for the secondary melt process, which converts VIM ingots into a cleaner ingot with greatly improved chemical and physical homogeneity. The process consists of welding a stub to one end of the VIM ingot, suspending the VIM ingot in a water-cooled copper crucible that is inside a vacuum chamber, and subsequently striking an electric arc between the end of the VIM ingot and the crucible bottom. As the arc is maintained, sufficient heat is generated to melt the VIM ingot, dripping it into the crucible to form a VAR ingot. In general, the greater the current applied in the arc, the faster the melt rate. Typically, a 17-inch VIM ingot is remelted into a 20-inch VAR ingot in about 20 hours. The methods of controlling the melt rate and the parameters that are used to melt a particular alloy are usually very specific to the alloy and the furnace and are critical to obtaining the desired product. As a result of the slow remelting process in a vacuum, further melt refining occurs, deleterious low density oxide and nitride inclusions float out, and an ingot with a controlled grain structure is formed.

     Electroslag Remelting. ESR is similar in principle to VAR in that the initial ingot is slowly remelted into a larger diameter ingot. The primary difference is that the melting does not occur in a vacuum but through a reactive molten slag that is resistance-heated by an electric current flowing through it. As molten metal drops from the VIM ingot it passes through the molten slag which purifies the metal before it settles into the molten pool of the new ingot. ESR is particularly useful in further refining the sulfur levels of the alloy.


     Some premium grades of superalloys use a triple melting process that includes both ESR and VAR. The melt sequence for these superalloys is VIM, followed by ESR, then VAR. The additional ESR melt step is used to further refine the alloy, remove more nonmetallic inclusions and to provide a more sound ingot for VAR processing. Triple-melted superalloys are considered to be superior in some applications because they provide more consistent mechanical properties.

     Given the extreme conditions under which superalloys must operate, the overall production process is more technically demanding than that of other metals such as titanium and stainless steels. The melting of titanium alloys is similar to that used for superalloys in that both use VAR processing. One primary difference between superalloys and titanium alloys is that VIM is used to form the primary superalloy ingots whereas titanium alloy production uses multiple VAR melts to obtain uniform chemistries and structure. ESR cannot be used for titanium because of titanium's severely reactive nature. Special Metals does not melt production quantities of titanium-based alloys.

     The manufacturers of stainless steels generally do not use vacuum melting because the alloys that they make do not contain large amounts of reactive elements such as aluminum and titanium. Stainless steels are also generally not required to have the same cleanliness as superalloys. There are specific grades of specialty stainless steel that do require vacuum melting to insure cleanliness. These grades are typically used for special electronic or medical applications. ESR processing is frequently used to make stainless steels and other specialty alloys. In contrast, the Company's high strength stainless steel products use VIM and the Company's other sophisticated processing techniques to ensure their strength and integrity.

     Thermomechanical Processing. After satisfactory solidification structures are obtained, the superalloy ingot is heat-treated at controlled temperatures of up to 2,200degreesF for up to 48 hours to improve the micro-chemical homogeneity of the ingot and then press-forged to produce a smaller diameter billet. The forging process serves to shape the ingot into billet, refine the ingot's microstructure and enhance its mechanical properties through highly controlled deformation. Because superalloys are designed to have high strength at high temperatures, the thermo-mechanical processing of these alloys requires equipment that is capable of applying high stresses at high temperatures at high rates of speed. A typical superalloy ingot must be heated to temperatures of 1,800-2,100 degrees F, forged, and reheated for numerous cycles before the desired sizes and structures are obtained. Superalloys can only be forged within a very narrow temperature range, as compared to other alloyed metals such as stainless steel.

     Special Metals' Dunkirk forge plant is one of the most modern forging facilities in the North American superalloy industry. In 1992, Special Metals installed a state-of-the-art 4,000 ton, high speed forging press. This press offers a unique combination of high forging force, very high speed and precise control of press position and press speed, all of which features are designed to achieve highly controlled deformation of the hot ingot. This combination of great power and high speed enables Special Metals to produce very high quality products. The press also produces large diameter (in excess of 10 inches) fine grain superalloy billets. New, larger jet engines, such as those used in Boeing's 777 aircraft, require larger internal parts, the manufacture of which, in turn, requires larger and heavier superalloy billets. The Company believes that its ability to produce large diameter fine grain superalloy billets gives it a competitive advantage. Prior to the installation of Special Metals' 4,000 tons forging press in 1992, the largest diameter fine grain billet available in the superalloy industry was 10 inches. The press facility has also been upgraded with new forging furnaces and is being further upgraded with more heating capacity to increase its productivity. These upgrades are expected to be completed in early 1997 at a cost of approximately $800,000.

     Bar Products. In addition to wrought superalloy billet, Special Metals produces superalloy bar products. Bar product processing is similar to billet processing from melting through forging. After forging, billets are rolled at the New Hartford facility into smaller round sections and finished for shipment to machine shops and forgers.

     Finishing and Inspection. After forging, superalloy billets are returned to the New Hartford facility for finishing, which involves various cutting, peeling, and inspection and testing operations. The New Hartford facility has a complete array of finishing facilities, along with extensive chemical, metallurgical, and mechanical test facilities.

     Once superalloy product is forged to billet or rolled to bar it goes through a variety of rigid inspection procedures to certify that it meets the customer's specification. Billet ends are cropped to remove any ingot end-effects. Slices are taken to verify macrostructures and microstructures and to test mechanical properties. The billet surface is peeled to remove surface irregularities and to provide a suitable surface for ultrasonic inspection which is used to locate any defects in the billet, sometimes as small as 1/64th of an inch in diameter.

     The final product is certified for chemistry, microstructure, mechanical properties and ultrasonic inspection. All products are carefully serialized to form a traceable reference. Even after many years of service, the process history of a given jet engine component can be quickly traced back to the component manufacturer, forging process, melting heats and raw materials.

      POWDER METALLURGY

     Powder metallurgy operations begin with the melting of master alloy using the VIM technique described above at the New Hartford facility and proceed with the process illustrated below:

[Diagram depicting powder metallurgy process steps: gas atomization into powder; classify; blend; containerize; extrude into billet product or hot isostatic press into near net shape product].

     Once its chemistry is satisfactory, the master alloy is taken to the Company's Princeton facility where it is remelted in a VIM furnace, poured into a cup and then transferred into a nozzle that atomizes the molten metal by breaking up the liquid stream with a high pressure inert gas, typically argon. The atomized metal is collected under an inert environment to prevent surface contamination of the powder surfaces. The powder is sieved to very specific sizes and collected in a sealed stainless steel container, evacuated to remove gases, and then reconsolidated by either hot isostatic pressing or extrusion. The result is a billet with uniform chemistry and uniform metallurgical structure.

     The overall process of making powder superalloys requires very careful control and very clean conditions to make sure the millions of powder particles do not become contaminated with defects before they are reconsolidated. Superalloy billets made from powder are typically inspected for defects that are much smaller than can be detected in conventionally processed billets. These billets are sold to the forging industry and used in the most critical applications where the highest strength and integrity are required. Formerly found primarily in military jet engines, powder metallurgy superalloys are now beginning to be used in the more advanced commercial jet engines.

     Production equipment at the Princeton facility includes two 2,000 pound vacuum melt furnaces with associated inert gas atomization units. These units are supported by a full range of vacuum and inert gas powder handling facilities. The plant's manufacturing is supported by chemical, mechanical and metallurgical test facilities. Wyman-Gordon, the sole contractor that provides extrusion services to the Company, is also a producer of powder-based products. In December 1996, the Extrusion Contractor experienced an explosion at its facility in Houston, Texas where its extrusion press is located. See 'Risk Factors--Dependence on Essential Machinery and Equipment.'

     The Company recently received a patent on a superalloy process that has the potential of reducing the cost of powder metallurgy superalloys and enhancing the mechanical processing. The process, called 'SS-HIP,' consists of containerizing the powder superalloy via conventional methods and then hot isostatically pressing the container at temperatures very near the point that the alloy begins to melt. Initial testing has shown that this novel thermal treatment alters the metallurgical structure in such a way that the material is more amenable to hot-working in a conventional manner similar to processes used for cast/wrought alloys. If future applications of this development are successful, the need for extrusion services outside of the Company could be reduced. The patented process also has the potential to produce billets that could be directly forged into components using conventional equipment instead of the more expensive 'isothermal processing' that is needed for present products. The Company is also developing a new process which may increase yields and reduce costs.

     POWDER METALLURGY DENTAL ALLOYS

     Powder alloys that are used for dental amalgam restorations are manufactured at the Company's Ann Arbor, Michigan facility. Powder alloys for dental amalgam are produced by melting, alloying and atomizing alloys of silver, copper, tin, palladium and other materials. Environmental conditions for atomizing silver-copper-tin alloys are less demanding than superalloys and do not require the carefully controlled inert handling conditions. The following diagram depicts the dental alloy production process.

[Diagram depicting dental alloy production process steps: Atomization; drying; classification; heat treating; characterization and/or mechanical processing; alloying; blending; inspection; bulk packaging or encapsulation.]

     Atomization can be achieved using various gases and sometimes water. Dental alloys are carefully controlled to maintain critical powder shape and size distributions and thermal treatments to meet the desired product characteristics. Some dental alloy products are blended to create complex characteristics. Most of the powder dental alloy that the Company manufactures is sold in bulk form to distributors that repackage it for sale to dentists. Specific dental alloys are designed for properties such as handling characteristics, expansion, corrosion, short-term strength, long-term strength, and affordability. The Dental Division pioneered the development of atomized powder based amalgam alloys which are far superior to the former 'cut' dental alloys. The division's products are highly regarded for their outstanding strength, resistance to corrosion, low leakage, and outstanding carving and polishing properties.

RAW MATERIALS

     The major raw materials used in the production of superalloys and special alloys are scrap and various virgin materials such as nickel, chromium, cobalt, columbium, molybdenum, titanium and aluminum. Over half of the raw materials consumed in superalloy production is scrap, either internally generated scrap from the Company's own production process, or scrap purchased on the open market or from customers. Virgin raw materials are generally purchased directly from producers. Although there can be no assurances, the Company believes that a number of suppliers can produce sufficient quantities of either scrap or virgin raw materials and that it is not dependent on any one supplier for any of the raw materials used to manufacture its products.

     Commercial deposits of certain metals used by the Company are found in only a few parts of the world. The availability and prices of these metals may be influenced by cartels, changes in world politics, unstable governments in exporting nations and inflation. Shortages of, and price increases for, certain raw materials used by the Company have occurred in the past and may occur in the future, which could have a material adverse effect on the Company.

     As described above, a substantial portion of the Company's raw materials used in production consists of commodities, such as nickel, that are subject to wide price fluctuations. The price the Company pays for nickel is usually based upon quoted prices on the LME plus a premium due to quality, location, and volume purchased. Although certain of the Company's 1996 product orders provide for price adjustments to reflect changes in the price of raw materials, a substantial majority of the Company's product orders currently is, and in the future is expected to be, made pursuant to firm price sales contracts which do not provide for raw material price adjustments. To attempt to mitigate the risks associated with raw material price fluctuations and to match raw material purchases with firm price product orders, the Company often enters into firm price contracts for the purchase of virgin raw materials from suppliers and for the purchase of scrap from customers or hedges the price of nickel. See 'Risk Factors--Availability and Cost of Raw Materials; Hedging' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview.'

PRICING

     Pricing of superalloys can be volatile and often moves in concert with key raw materials, such as nickel and cobalt. Sales of the Company's products are made under standard orders, under one-year supply contracts and long-term firm price contracts. Approximately 70% of the pounds shipped of the Company's billet and bar products in 1996 were sold under standard orders or under one-year supply contracts. The remaining 30% of the pounds shipped of the Company's billet and bar products in 1996 were sold at firm prices under long-term contracts negotiated in 1993 at the bottom of the aerospace cycle. Since the early 1990s, long term firm price sales contracts have become more prevalent in the superalloy industry because jet engine manufacturers need to quote firm prices to airlines for jet engines to be delivered several years in the future. In 1993, at the bottom of the aerospace cycle, the major jet engine manufacturers negotiated three year firm price sales agreements with their forging vendors, who, in turn, negotiated three year contracts with superalloy suppliers. Because of the adverse business conditions prevailing when the contracts were negotiated, the pricing on the contracts was very unfavorable to superalloy producers and resulted in severely depressed margins in the superalloy industry from 1994 to 1996. Special Metals recognized losses on these long-term firm price contracts in 1994 and 1995 and generally did not earn a profit on such contracts during 1996. Substantially all of these firm price sales contracts concluded in 1993 expired in 1996, with a minor portion of shipments for 1996 orders carrying over into 1997. The current market prices for superalloy products have returned to acceptable levels. During 1996, Special Metals began negotiations with certain customers to enter into new long-term supply contracts, which, if entered into, are expected to provide significant improvements compared to the expiring contracts. Currently, substantially all of the Company's sales to its significant customers are made on a purchase order basis and are not subject to long-term agreements. Purchase orders may be subject to cancellation by the customer subject to, in certain circumstances, cancellation charges.

     Firm price sales contracts will continue to be a significant part of the superalloy industry because the end users of superalloy products, primarily jet engine companies, need to be able to quote firm prices to the airlines for engines to be delivered several years in the future. The Company attempts to minimize raw material price risks in connection with its firm price contracts by hedging prices of raw materials, purchasing raw materials under fixed price arrangements and entering into scrap purchase arrangements with customers. See '--Raw Materials.'

MARKETING AND DISTRIBUTION


     Special Metals has a 14 person sales department consisting of an outside sales force and inside sales personnel. In certain foreign markets, the Company relies on agents to sell its products. Regular contacts and key relationships between Special Metals and significant customers are maintained by executive, sales, financial, production, technical and quality control personnel. The Company has a program of regular meetings with key executives of customers. Through the combined efforts of the Company's direct sales organization and its technical staff, the Company works closely with customers in order to identify, develop and support diverse applications for its superalloy and special alloy products and to anticipate its customers' and end-user future materials requirements.

     Special Metals has historically made products to specific customer orders. However, as part of its diversification strategy, the Company has recently increased sales of superalloy product through its warehouse distribution facility in Oceanside, California. From 1990 to 1996, sales through distributors increased from less than 1% to approximately 7% of the Company's net sales.

     There are a small number of large consumers of superalloy long products in the world, and Special Metals believes it enjoys good relations with all of them. A substantial portion of the Company's business is conducted with a relatively small number of large customers, including affiliates of SIMA. The Company's top 10 customers accounted for 68% of the Company's net sales in 1996. In 1996, each of Wyman-Gordon, Ladish Company and Carlton Forge Works accounted for approximately 18%, 13% and 11%, respectively, of the Company's net sales. In 1995, the Company's three largest customers accounted for approximately 17%, 11% and 10%, respectively, of the Company's net sales. In 1994, the Company's two largest customers each accounted for approximately 22% and 13%, respectively, of the Company's total sales. See 'Risk Factors-- Customer Concentration.'

     Although the Powder Division sells its products to approximately 12 customers, it is substantially dependent on its two largest customers. In 1994, 1995 and 1996, sales to the two largest customers of the Powder Division constituted between 79% and 92% of the division's net sales. The majority of the division's sales result from long term supply arrangements with aircraft engine manufacturers and their suppliers.

     The Dental Division supplies powder alloys to approximately nine of the leading dental supply firms. The supply firms package the alloys and market them to dental supply houses under well established trade names.

COMPETITION

     The superalloy industry is highly competitive. The market for superalloys is global and is dominated by a few major producers. The Company's major competitors include Carpenter Technology Corporation, Allegheny Teledyne Incorporated, Inco Alloys International, a division of Inco Ltd., and Western Australian Specialty Alloys Pty. Ltd. The Company competes primarily on the basis of ability to meet customers' product specifications, quality, price and delivery schedules. Many of the Company's competitors are subsidiaries or divisions of large, diversified metals companies which may have substantially greater capital resources, and, in some cases, lower raw material or labor costs than the Company. During the downturn of the early 1990s, one superalloy producer went out of business, leading to some industry consolidation and a reduction in capacity. However, the Company's competitors have recently added and may in the future add production capacity which, when coupled with the competitive nature of the superalloy industry, may exert downward pressure on prices. In particular, Carpenter Technology Corporation has announced the installation of a new 20 ton VIM furnace and two new VAR furnaces. The installations will be completed in 1997.

     Special Metals is primarily dedicated to the superalloy and special alloy business. In spite of progress in diversifying, Special Metals still derives over 70% of its revenues from the production of wrought and powder superalloys sold to the jet engine market. Other large producers of superalloys are divisions of large stainless steel companies or specialty steel producers who also make superalloys as part of a larger array of product lines. Although these competitors may have greater financial resources than the Company, the Company believes that its primary focus on the superalloy industry provides it with a competitive advantage. However, because of its greater exposure to the superalloy business, the Company will be more adversely affected than its competitors in a downturn in the superalloy business.

     Management believes that the superalloy industry is characterized by high barriers to entry. The startup and continuing capital costs of operating in the superalloy business are significant. In addition, all superalloy producers must secure 'certifications' from both the key consumers of superalloys as well as the major engine producers, such as General Electric, Rolls Royce, Pratt & Whitney and SNECMA. These certifications are difficult to obtain because extensive product evaluations, including engine testing, are usually required. Management believes Special Metals has the most extensive list of certifications in the industry. Finally, superalloy technology is difficult to transfer or acquire. Significant scientific and engineering knowledge is required, and there exists a significant degree of 'art' in the superalloy production process. As a leader in the development of superalloys, the Company has developed significant proprietary technology and expertise. Although certain manufacturing and management techniques have become standard in the industry, the need to simultaneously control the precise chemistry of up to 28 different elements while controlling advanced melting technology and sophisticated thermomechanical processing, makes it difficult to enter or learn the superalloy business. Despite these difficulties, recent attempts have been made to enter the superalloy industry, including a joint venture which is partly owned by Wyman-Gordon, one of the Company's largest customers. Successful entry of new competitors into the superalloy industry could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company.

FACILITIES

     Set forth below is a list of the Company's principal manufacturing facilities. The Company leases its facilities in New Hartford, New York, Dunkirk, New York and Princeton, Kentucky from government agencies under arrangements in which it pays rent in lieu of taxes and has options to purchase such facilities at a nominal purchase price. These arrangements for the New

Hartford, Dunkirk and Princeton facilities expire in 1997, 2001 and 2000, respectively. Although no assurance can be given, the Company expects to renew the arrangement for the New Hartford facility. The Princeton facility lease is subject to extensions for an additional 15 years beyond the current term. The facility in Ann Arbor, Michigan is owned.

LOCATION OF FACILITY                        SIZE (SQ. FT.)       PRIMARY ACTIVITY
--------------------------------------      --------------       --------------------------------------
New Hartford, New York                          352,000          Melting Plant and Finishing Plant
Dunkirk, New York                                98,000          Forging Plant
Princeton, Kentucky                              70,000          Powder Metallurgy Plant
Ann Arbor, Michigan                               9,000          Dental Alloy Plant

     The Company's physical and production assets consist of a melt shop, a rolling facility, a finishing plant, a forge shop, and complete superalloy powder and dental amalgam plants. Special Metals' melting, rolling and finishing operations are all located in its New Hartford, New York facility which also houses the Company's corporate headquarters. Special Metals' melt shop operates what the Company believes to be one of the largest VIM furnaces now in production in the super alloy industry. The VIM furnace can produce ingots of up to 46,000 pounds and can produce ingots large enough to make certain gas turbine parts required by the power generation industry. The other primary melting equipment includes two additional VIM production furnaces with capacities of 12,000 pounds and 7,000 pounds, respectively, as well as several smaller development units. The secondary and tertiary melting equipment consists of seven VAR furnaces and two ESR furnaces. Special Metals' bar rolling facility operates a 22 inch roughing mill and a 16 inch finishing mill. The finishing plant consists of complete facilities for finishing bar from one-half inch diameter to 18 inch diameter superalloy billet, including straightening, grinding, peeling and modern ultrasonic inspection equipment. The New Hartford plant also houses research facilities, a production test facility and a process laboratory in which the Company conducts small scale production of new products and alloys prior to full scale production.

     The Company's forge shop is located in Dunkirk, New York in a plant that houses two forging presses. The newer of the two presses is a 4,000 ton high speed press which is a double manipulator, computer controlled unit. The other unit is a 2,000 ton press that has been modernized and is also an automated, double manipulator, computer controlled unit. Due to its high operating throughput and the advanced level of automation of its two presses and the plant's support equipment, management believes that the Dunkirk facility is one of the most cost-effective plants of its type in the superalloy industry.

     The Company's plant for producing powder-based superalloy products was built in 1971 and is located in Princeton, Kentucky. The Princeton facility includes two vacuum-argon atomizing furnaces along with all of the necessary storage and classification equipment that provide inert gas or vacuum processing of powders until they are reconstituted in bar, billet or shaped forms. The plant also is equipped to finish, cut, ultrasonically inspect, and ship forging mults for the industry. Special Metals believes its Princeton facility is one of the most modern and largest capacity plants of its type in the superalloy industry.

     The Company's dental amalgam plant is located in Ann Arbor, Michigan and is equipped to make many variations of dental restoration alloys. This facility includes equipment suitable for both water and gas atomizing as well as full classification and processing equipment.

     The Company believes that its capital investment programs and commitment to high quality have contributed to its ability to obtain more certifications to supply superalloys and special alloys than any of its competitors. Over the last five years, the Company invested over $20 million in a state-of-the-art forging press, new melting facilities, and continuous flow manufacturing to reduce costs, improve manufacturing cycle times, and improve product quality. Over the next five years, the Company plans to invest an additional $50 million to expand and modernize its melting, forging and finishing equipment, install a state-of-the-art information system and make other investments to maintain its technological leadership and reduce its production costs.

RESEARCH AND DEVELOPMENT

     The Company believes it is a leader in the development of technology for the manufacture of premium wrought and powder nickel-based superalloys. The goal of the Company's research and development operations is to reduce the cost of producing its core business products, develop and improve proprietary alloys and processes, and apply its technology to the manufacture of specialty alloys and materials for new non-aerospace markets. The Company's research, technical, development and metallurgical production efforts are staffed by approximately 25 individuals with engineering and sciences degrees. The Company conducts research activities at its New Hartford, Princeton and Ann Arbor facilities. The New Hartford research facility includes laboratories for physical and mechanical metallurgical analysis and a stand-alone process laboratory for the small scale processing of vacuum melted alloys which is used for internally supported development efforts and external sales of developmental materials and specialty alloys, including the Company's shape memory alloys, such as Nitinol. The research and development staff works closely with the Company's production staff and sales force to improve existing products and processes.

     In addition, the Company is presently an active participant in the Specialty Metals Processing Consortium ('SMPC') whose membership includes other superalloy producers. SMPC's purpose is to pursue melting and solidification technology and to better understand the very complex nature of alloy melting and solidification. SMPC's research is conducted at the Sandia National Laboratory and also includes industrial experiments conducted at the member companies. Funding for the consortium is made up of membership fees and matching monies from the U.S. Department of Energy and other sources.

     Non-aerospace special alloys under development include products in the Company's shape memory alloy product line. These products, such as Nitinol, utilize precise alloy chemistries and thermomechanical processing and are being designed for use in medical, dental and consumer products. Other non-aerospace products under development include proprietary dental alloys, such as a recently patented restoration alloy system that offers a unique combination of properties and handling characteristics during application.

     The Company spent $1.3 million, $1.3 million and $1.6 million during 1994, 1995 and 1996, respectively, for research and development activities.

ENVIRONMENTAL MATTERS

     The Company's facilities are engaged in activities regulated by extensive federal, state, local and foreign environmental and worker safety and health laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and the remediation of contamination caused by the release of hazardous substances in the past. In the U.S., such laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ('RCRA'), the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA') and analogous state laws. The Company uses substantial quantities of substances that are considered hazardous or toxic under federal, state and/or local environmental, worker safety and health laws and regulations. The Company's operations pose a continuing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. There is also a risk that government environmental requirements, or enforcement thereof, may become more stringent in the future and that the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters. Although the Company believes that it is in substantial compliance with applicable requirements of environmental laws, there can be no assurance that some, or all, of the risks discussed under this heading will not result in liabilities that are material to the Company's business, results of operations, financial condition or cash flows.

     The Company's facilities have been used for industrial purposes for a substantial period and, over such time, these facilities have used substances or generated and disposed of wastes which are hazardous. For example, the Company used substantial quantities of polychlorinated biphenyls ('PCBs') at its New Hartford facility through the 1970s. Sites at which the Company's wastes have been allegedly released or otherwise come to be located, and for which the Company currently faces potentially material environmental remediation liabilities, are described below. At December 31, 1996, the Company had total reserves of approximately $3.5 million to cover future costs arising from known environmental liabilities for remediation and operation and maintenance of remediation systems, including costs relating to its own properties and certain sites at which the Company's wastes have allegedly been identified. The Company's actual future expenditures, however, for remediation of environmental conditions existing at its properties and at these other locations cannot be conclusively determined at this time. Furthermore, additional locations at which wastes generated by the Company may have been released or disposed, and of which the Company is currently unaware, may in the future become the subject of remediation for which the Company may be liable, in whole or in part.

Accordingly, it is possible that the Company could become subject to environmental liabilities in the future that could result in a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

     The Company's policy is to continually strive to improve environmental performance. From time to time, the Company may be subject to environmental regulatory enforcement under various statutes, resolution of which typically involves the establishment of compliance programs and may involve the payment of penalties, but to date no material penalties have been incurred. The Company incurred average annual capital expenditures for environmental protection and compliance of less than $220,000 for 1994, 1995 and 1996 and its capital budget provides for less than $150,000 for such expenditures in 1997. The Company does not expect the future recurring operation costs of compliance with currently enacted environmental laws and adopted or proposed regulations to have a material impact on its liquidity and capital resources. However, the imposition of more strict standards or requirements under environmental laws and the possibility of increased enforcement could result in expenditures in excess of amounts estimated to be required for such matters.

     The Company is currently involved in the following potentially material environmental matters or proceedings:

     Clayville, New York. The State of New York identified the Company as a potentially responsible party ('PRP') under CERCLA for the release or threatened release of hazardous substances at Ludlow Landfill, Clayville, New York, due to the Company's generation of certain industrial wastes, including PCB wastes, believed to have been disposed at the landfill (the 'Site'). CERCLA imposes strict, joint and several liability for investigatory and clean-up costs. The State of New York brought a federal action against Ludlow Sand and Gravel Company, Ludlow Sanitary Landfill, Inc., James Ludlow and Kevin Ludlow (collectively, 'Ludlow') under CERCLA, common law nuisance and state statutory law, seeking the recovery of its response costs, damages to natural resources, closure of the landfill and penalties. Ludlow, in turn, brought a third-party action for indemnification and/or contribution against the Company and four other generators of wastes allegedly sent to the Site.

     A consent judgment was entered, resolving the litigation with respect to the Company. Under the terms of the consent judgment, claims against Ludlow, the Company and Chesebrough Pond's (the 'Settling

Defendants') are settled and the Site is required to be closed and remediated pursuant to an approved remedial plan (the 'ARP') as defined in the consent judgment. The Company is obligated under the consent judgment to pay all remediation costs required to implement the ARP in excess of the funds in a trust account established by the Consent Judgment. The trust account has received monies paid by the Settling Defendants as well as a specified percentage of the settlement funds obtained to date from a contribution action brought by the Company and Chesebrough-Pond's against non-settling users of the landfill. The trust account currently has approximately $100,000. Further recovery in the contribution action against the non-settling users is not anticipated to be more than $75,000.


     The Company has completed the ARP with respect to the main body of the Site. However, completion of the remedy in one area (the 'North Gravel Pit') was delayed because of PCB contamination discovered in the course of excavation in that area. A work plan designed to determine the extent of contamination in the North Gravel Pit and select an appropriate remedial alternative has been approved by the New York State Department of Environmental Conservation ('DEC') but not yet completed by the Company's environmental engineers. In the interim, the Company has assumed its responsibility for onsite treatment of the leachate generated at the project site and subsurface discharge of the treated leachate.

     The cost of the investigative and remedial work which will ultimately be required in the North Gravel Pit cannot be estimated until the investigation specified in the work plan is complete and a remedial alternative is determined. Therefore, it is possible that liabilities in respect of this site could have a material adverse effect on the Company's business, results of operations, financial condition and cash flow. Based upon preliminary information, the Company estimates that the cost will be at least $1.0 million and the Company has provided for this amount in its financial statements.

     The Company will be responsible for the cost of post-closure operation and maintenance ('O&M') at the Site for a period of thirty (30) years, and part of the required O&M activities will include groundwater monitoring. These costs are estimated for the main body of the site to be approximately $150,000 per year in years one and two and approximately $90,000 per year in years three through 30 for a total of $2.8 million. The Company has established a reserve of $1.8 million in respect of these expenses based upon the present value of these expenses using a discount rate of 4%. In addition, there are contingent post-closure activities. It cannot be determined which, if any, of the contingent activities the Company will need to perform.

     Universal Waste Site. In the mid 1980s, the owners/operators of Universal Waste in Utica, New York (the 'Universal Waste Site') were cited by the DEC in a formal enforcement proceeding for cleanup of the site which was allegedly contaminated with PCBs and trichloroethylene. The owner of the Universal Wastes Site requested by motion that the Company be named as an indispensable party to that proceeding. The DEC, however, took the position that the Company should not be named as an indispensable party. The Company believes that at least four other potentially responsible parties have been identified with respect to the contamination at the site. A consent order has been executed obligating the site operator to conduct a preliminary site assessment on a portion of the property. The preliminary site assessment is underway. The DEC is also conducting a separate preliminary site assessment. The Company is presently not involved in investigating the alleged contamination.

     Based upon the limited information available to its environmental engineers, the Company has established a reserve of $575,000. However, because of the preliminary nature of the investigation, it is not possible, at this time, to provide a reasonable estimate as to the ultimate cost of any investigative or remedial work which will be required, or the Company's share, if any, of such costs. Therefore, it is possible that liabilities could arise in respect of this site that could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.


     Quanta Resources Site. In August 1990, the Company received notification from the United States Environmental Protection Agency (the 'EPA') that it is considered a potentially responsible party under CERCLA at a site in Syracuse, New York (the 'Quanta Resources Site'). The Company, together with approximately 20 other potentially responsible parties, formalized an agreement by which it paid the sum of $27,500 towards contribution for removal costs of the EPA associated with waste material at the site. The total sum collected (approximately $1 million) was paid directly to the EPA. In September 1996, the Company received notification from the EPA asking the Company to attend another meeting with respect to the site. The

EPA requested approximately $200,000 to investigate further removal and cleanup actions. The Company, together with approximately 60 other potentially responsible parties, formalized an agreement by which it paid the sum of $5,000 towards the investigation. The investigation is to be managed by the potentially responsible parties. The extent of additional regulatory action which may be required at the site is unclear. It is not possible, at this time, to provide a reasonable estimate as to the cost of any further investigative or remedial work which will be required or the Company's share, if any, of such costs. Therefore, it is possible that liabilities could arise in respect of this site that could have a material effect on the Company's business, results of operations, financial condition and cash flows.

     Al-Tech Site. Al-Tech Specialty Steel Corporation ('Al-Tech') occupies a parcel of realty adjacent to the Company's Dunkirk, New York, facility. In 1988, Al-Tech advised the Company that a cooling pond located on its property was contaminated with PCBs. At the time, the Company utilized the pond as a source of non-contact cooling water. The Company conducted a PCB investigation (including sampling) of its facilities. The Company's investigation did not indicate any connection between contamination in the pond and the Company's operations. A recent edition of an Al-Tech newsletter indicated that Al-Tech has retained a consultant to conduct a RCRA Facility Investigation ('RFI') at its facility in Dunkirk, New York to determine whether or not chemical constituents, from past and present activities at the site, have impacted the environment. The Company has no other information on which to estimate reasonably the cost of further investigative or remedial work at the Al-Tech site, or the Company's share, if any, of such costs. Depending on the development of any information connecting the Company to this site, it is possible that liabilities could arise in respect of this site that could have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.


     New Hartford Site. In 1986, the DEC approved the Company's plan for the closure of a waste impoundment containing spent acid waste at its New Hartford facility. The impoundment is now maintained pursuant to the RCRA Corrective Action Program. In September 1993 the Company submitted a Voluntary RCRA Facility Investigation Report to the DEC to monitor ground water for metals in the area of the Company's waste impoundment. Based on test results from the spring of 1994 to the spring of 1996, it appears that further remediation may not be necessary, and the Company does not believe that it will incur any material liability in connection with this matter. The Company will continue to perform groundwater monitoring at the site pursuant to the RCRA Corrective

Action Program. Depending on the results, it is possible that further investigative or remedial activity could be required in respect of this matter and that the liabilities in respect thereof could have a material effect on the Company's business, results of operations, financial condition and cash flows.


     New Hartford SPDES Permit Issue. One outfall out of five permitted under the Company's State Pollution Discharge Elimination System permit at its New Hartford facility has been out of compliance from time to time with respect to PCB limits. The current limit for PCBs in the Company's permit is .5 parts per billion. The Company had certain sections of its sewers jet-cleaned during the summer of 1996 to reduce or eliminate further incidences of noncompliance.
The DEC has notified the Company that sampling in aquatic organisms downstream from the Company's outfall revealed higher than acceptable levels of PCBs. The DEC has notified the Company that it plans to modify the Company's permit which may require the Company to install end-of-pipe treatment for PCBs. The DEC has indicated that the limit for PCBs could be .3 parts per billion, or possibly a lower level depending upon the capabilities of new pollution control equipment to be installed. The Company met the .3 parts per billion limit six out of twelve months in 1995 and nine out of twelve months in 1996. The Company has obtained a preliminary estimate of $120,000 to install additional storm water treatment equipment designed to consistently meet the proposed DEC limits. Although the Company cannot at this time provide a reasonable estimate of any additional costs that may be required, the Company does not believe it will incur any material liability in connection with this matter.



     Ann Arbor EPCRA Violation Complaint. In early December, 1996, the Company received a Notice of Intent to File Civil Administrative Complaint from the EPA. In the notice, EPA stated its intent to commence an administrative proceeding against the Company under the Emergency Planning and Community Right to Know Act based upon the alleged failure of the Company's Ann Arbor, Michigan facility to timely file with EPA certain forms disclosing the amount and type of silver used at the facility for the years 1991 and 1992. EPA invited the Company to provide EPA with information relating to the alleged offense. The Company intends to avail itself of this opportunity. The Company has not yet been informed of the amount of the civil penalty or the nature of the corrective work which EPA intends to seek in this matter but the Company does not expect the penalty or the cost of the corrective work to be a material amount.

     Other Matters. The Company is on notice of, and involved in, certain other environmental matters which have been settled or are at various stages of discussion, negotiation or settlement which the Company does not believe to be material.

PATENTS AND TRADEMARKS

     The Company continually seeks patent protection with respect to its technical developments. The Company currently holds 19 U.S. and numerous foreign patents. Several of the alloys produced by the Company's dental division are covered by one or more of these patents. The manufacturing technology presently used by the Company does not benefit from patent protection. The Company recently received a patent on a superalloy process that has the potential of reducing the cost of powder superalloys and enhancing mechanical processing. The Company has registered the trademark UDIMET, which refers to superalloys produced by the Company, in the United States and other countries. The Company believes that it has taken commercially reasonable steps to protect its material patents, trademarks and proprietary processes.

EMPLOYEES

     As of December 31, 1996, the Company employed approximately 590 persons. Of these, approximately 400 (or 68%) work under four collective bargaining agreements. The Company's agreement with the local branch of the IAM representing approximately 55 hourly workers at its Princeton, Kentucky facility expires in August 1997. The Company's agreement with the the local branch of the IAM, representing approximately 300 hourly workers at its New Hartford facility expires in August 1998. The remaining labor agreements expire in 1999. In 1992, a two-week strike by the IAM occurred at the Company's New Hartford facility. While the Company considers its employee relations to be good, there can be no assurance that satisfactory new collective bargaining agreements will be negotiated when the applicable collective bargaining agreements expire or that future work stoppages would not have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company. See 'Risk Factors--Labor Matters.'

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to a claim arising out of its operations in the normal course of business. Except as described in '--Environmental Matters,' the Company does not believe that it is a party to any litigation at the present time that could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

NAME                                               AGE   POSITIONS
------------------------------------------------   ---   ------------------------------------------------
Donald R. Muzyka................................   58    President, Chief Executive Officer and Director
Donald C. Darling...............................   44    Vice President--Administration, Chief Financial
                                                           Officer and Director
Robert F. Dropkin...............................   55    Vice President, Secretary, Chief Legal Counsel
                                                           and Director
Gernant E. Maurer...............................   47    Vice President--Technology
Thomas E. MacDonald.............................   53    Vice President--Sales/Marketing and Product
                                                           Management
James D. Page...................................   54    Vice President--Operations
Robert D. Halverstadt...........................   77    Chairman of the Board of Directors
Raymond F. Decker...............................   66    Director
Edouard Duval...................................   52    Director
Antoine G. Treuille.............................   48    Director

     Prior to the date of the Offering, the Company's Board of Directors will be classified into three classes which consist of, as nearly as practicable, an equal number of directors. The members of each class will serve staggered three-year terms. Messrs. Darling, Dropkin and Decker will be Class I directors, Messrs. Halverstadt and Treuille will be Class II directors and Messrs. Duval and Muzyka will be Class III directors. Nominees for director will be divided among the three classes upon their election or appointment. The terms of Class I, Class II and Class III directors expire at the annual meeting of stockholders to be held in 1998, 1999 and 2000, respectively. See 'Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and By-laws--Classified Board of Directors.'

     Dr. Muzyka has been President and a director of Special Metals since joining the Company in 1990. He was appointed Chief Executive Officer in October 1996. Before joining the Company, Dr. Muzyka held several executive positions serving the aerospace industries. He has 36 years of metals-related experience, including service with Cabot Corporation, Carpenter Technology Corporation ('Cartech'), and Pratt & Whitney. Dr. Muzyka holds several degrees, including a Ph.D. in Material Science from the Thayer School of Engineering-Dartmouth College. Dr. Muzyka is also a director of Aviall, Inc., an aircraft parts distributor, and CSM Industries, a metals company.

     Mr. Darling has been Vice President--Administration and Chief Financial Officer since September, 1993 and served as Vice President and Chief Financial Officer since 1989. He joined Specials Metals in 1980, serving in supervisory, financial planning, and strategic management positions. He has 20 years of metals-related experience and holds degrees in Business Management, including a Masters in Accounting, from the School of Management-SUNY/Binghamton. Mr. Darling has been a director of the Company since 1991.

     Mr. Dropkin has been Vice President and Chief Legal Counsel since 1985 and Secretary since 1987. He joined Special Metals in 1984. Prior to that he held various legal positions with Cabot Corporation and Allegheny Ludlum Industries and has 28 years of metals-related experience. Mr. Dropkin holds a metallurgical engineering degree, and a J.D. degree from George Washington University. Mr. Dropkin has been a director of the Company since 1987.

     Mr. MacDonald has been Vice President--Sales/Marketing and Product Management since joining the Company in 1991. Prior to that he was Vice President of Market Development with Slater Steel Corporation and held positions with Cartech and LTV Steel Company, Inc., a subsidiary of the LTV Corporation. He has 30 years of metals-related experience and holds a degree in Metallurgical Engineering, with a Masters in Business Administration, from the University of Michigan.

     Dr. Maurer has been Vice President--Technology since 1987 and has served in several management positions, including Director of Technology, since joining Special Metals in 1976. He has 25 years of metals-related experience and holds several degrees, including a Ph.D. in Materials Engineering from Rensselaer Polytechnic Institute.

     Mr. Page has been Vice President--Operations since joining the Company in August 1993. Prior to that he was Vice President of Operations with the RMI Titanium Company from July 1990 to August 1993 and held positions with Titanium Metals Corporation, Howmet Corporation, and NF&M Corporations. He has 28 years of metals-related experience, and holds a degree in Engineering Physics and a Masters in Aeronautical Engineering from Cornell University.

     Mr. Halverstadt has been Chairman of the Board since 1987 and was President of the Company from 1974 to 1982. Prior to that, he was Group Vice President of the Product and Process Group at Booz Allen and Hamilton with responsibility for its contract research and engineering businesses, including Foster D. Snell, Inc., the biological and chemical company, Design and Development, Inc., the electro-mechanical engineering company, and the Environmental Resources Group. Earlier he was Manager of the Thomson Engineering Laboratory at General Electric in Lynn, Massachusetts, responsible for materials development and application in the General Electric line of small gas turbine engines. He holds a degree from Case Institute of Technology and is a director of Carus Corporation, a manufacturer of manganese-based chemicals.

     Dr. Decker has been a director of the Company since 1990. He is founder of USP Holdings, Inc. and Thixomat, Inc., companies that commercialize materials technology, and has been the Chairman of the Board of such companies since 1989. Dr. Decker was Vice President for Research of Michigan Technological University from 1982 to 1986 and Vice President for Corporate Technology of Inco, Ltd. from 1978 to 1982. He was President of ASM International, the largest technical society for metals, in 1987. Dr. Decker holds a Ph.D. from the University of Michigan and has specialized in superalloys for 46 years. Dr. Decker is a director of Lindberg Corporation, a heat treating and die casting company, Packer Group, a foundry products and failure analysis firm, and Wavemat, Inc., a microwave equipment manufacturer.

     Mr. Duval has been a director of the Company since 1987. He is a Directeur General of Aubert & Duval, a French steel and alloy producer, and SIMA, a holding company which controls Aubert & Duval and other industrial firms. Mr. Duval has more than 20 years experience at Aubert & Duval and SIMA in the marketing, sale and management of superalloy and special metallurgical products for both aerospace and industrial applications.

     Mr. Treuille has been a director of the Company since 1987. He is currently President of Charter Pacific Corporation, a financial services company. From May 1993 to March 1996, he was a Senior Vice President of Desai Capital Management, Inc., an investment management company, and, from August 1985 to April 1993, he was an Executive Vice President at Entrecanales Inc., a private investment company. He currently serves as a director of Eye Care Center of America, Inc. and BIC Corp., a private company.

DIRECTOR COMPENSATION AND COMMITTEES

     Currently, non-employee and non-affiliate directors receive an annual fee of $6,000 plus $600 for each meeting of the Board of Directors or committee of the Board of Directors that they attend. Commencing after the Offering, non-employee directors will receive a $14,000 annual fee plus $1,000 for each meeting of the Board of Directors or committee of the Board of Directors that they attend.

     The Company also has consulting agreements with Mr. Treuille for financial services advice and Dr. Decker for technical advice. See 'Certain
Transactions--Consulting Arrangements.' Upon completion of the Offering Messrs. Treuille and Halverstadt will each receive a $70,000 success fee for advice rendered in connection with the Offering.

     The Board of Directors has established, effective upon the completion of the Offering, a Compensation Committee and an Audit Committee. The Compensation Committee, composed of Mr. Halverstadt and Mr. Duval, will establish salaries, incentives and other forms of compensation for the Company's directors and officers and will recommend policies relating to the Company's benefit plans. The Audit Committee, composed of Dr. Decker and Mr. Treuille, will oversee the engagement of the Company's independent auditors and, together with the Company's independent auditors, will review the Company's accounting practices, internal accounting controls and financial results.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (collectively, the 'Named Executive Officers') for the fiscal years ended December 31, 1995 and December 31, 1996. The principal components of such individuals' current cash compensation are the annual base salary and annual bonus included in the Summary

Compensation Table. Also described below is the estimated future compensation such individuals can receive under the Company's retirement plans.

                           SUMMARY COMPENSATION TABLE

                                                                           ANNUAL COMPENSATION
                                                                         -----------------------       ALL OTHER
NAME AND PRINCIPAL POSITION                                       YEAR   SALARY($)   BONUS($)(1)   COMPENSATION($)(2)
----------------------------------------------------------------  ----   ---------   -----------   ------------------
Donald R. Muzyka ...............................................  1996   $ 194,758    $  99,121         $  6,118
  President and Chief Executive Officer                           1995     185,558       53,288            5,820
James D. Page ..................................................  1996     116,085       44,183            5,149
  Vice President--Operations                                      1995     112,958       30,269            4,959
Robert F. Dropkin ..............................................  1996     116,625       44,183            5,373
  Vice President, Secretary and Chief Legal Counsel               1995     112,899       33,766            4,975
Thomas E. MacDonald ............................................  1996     113,102       44,183            4,136
  Vice President--Sales & Marketing and Product Management        1995     112,488       30,139            4,588
Gernant E. Maurer ..............................................  1996     111,162       44,183            4,973
  Vice President--Technology                                      1995     108,010       30,056            4,588

------------------
(1) Includes discretionary bonuses earned by the Named Executive Officers and amounts earned pursuant to the Company's 1995 and 1996 Profit Sharing Plans. All salaried employees were eligible to participate in the Company's 1995 and 1996 Profit Sharing Plans. The plan provided for a profit sharing pool equal to 10% of the Company's year-end after tax profit. The profit sharing pool was divided among participants based on the midpoint of their salary grade.

(2) Includes for Dr. Muzyka, Messrs. Page, Dropkin and MacDonald and Dr. Maurer, $4,750, $4,750, $4,750, $3,873 and $4,750, respectively, for 1996 and
    $4,620, $4,589, $4,620, $4,468 and $4,391, respectively, for 1995 in Company match under the Special Metals Corporation 401(k) Plan (Salaried Employees), a defined contribution plan established under section 401(k) of the Internal Revenue Code of 1986, as amended (the 'Code'). Also includes for Dr. Muzyka, Messrs. Page, Dropkin and MacDonald and Dr. Maurer, $1,368, $399, $623, $262 and $223, respectively, for 1996 and $1,200, $370, $355, $120 and $197,
    respectively, for 1995 for the value of premiums paid for group term life policies in excess of $50,000.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has entered into employment agreements with Drs. Muzyka and Maurer and Mr. Dropkin. The agreements provide for an annual salary which is subject to adjustment based on periodic performance review and for participation in employee benefit plans made available to salaried employees. Dr. Muzyka's employment agreement also provides that he may participate in the Special Metals Corporation Equity Appreciation Rights Plan and the Special Metals Corporation Supplemental Retirement Income Plan and that his rights and benefits under these plans shall fully vest upon a 'change of control' of the Company (as defined below).

     Dr. Muzyka's employment agreement provides that he shall continue to receive his salary, bonus and other employee benefits for a period of 18 months following notice of termination other than for 'cause' (as defined in the agreement). The Company may terminate Dr. Muzyka's employment for 'cause' upon 30 days' written notice. The employment agreements with Mr. Dropkin and Dr. Maurer provide that their respective term of employment shall continue for (i) 18 months (12 months in the case of Dr. Maurer) following notice of termination from the Company other than for 'cause' (as defined in the employment agreements); (ii) 90 days (180 days in the case of Dr. Maurer) following notice of termination by the employee; (iii) six months following the employee's death or disability; or (iv) two months if the Company, in good faith and after advance written notice to the employee, determines that the employee has failed to adhere to the terms of his employment agreement or has engaged in conduct which would injure the reputation of the Company or otherwise materially adversely affect the Company's interest if the employee remained employed by the Company. In addition, in the event that Mr. Dropkin is terminated by the Company for reasons other than for 'cause,' for a period of 18 months after his employment terminates, the Company will continue to pay his salary and bonus and provide him with continued employee benefits. Each of the employment agreements provides that the employee shall not engage in any business similar to the business carried on by the Company so long as the Company is obligated to pay the employee a salary and that the Company will retain all rights to any inventions and innovations developed by the employee during his respective employment with the Company.

     The Company has also entered into severance agreements with Messrs. MacDonald and Page. These agreements provide that employee's employment shall continue for a period of twelve months following a 'change of control' of the Company (the 'Severance Period') at the employee's then-current salary and such employee will receive bonus and profit sharing payments and employee benefits during such period. The Company shall also provide the employee with out-placement services. The Company may continue to assign duties to the employee during the first six months of the Severance Period, provided that such duties do not require more than 80 hours of work in any calendar month. The agreements further provide that the employee shall provide the Company with at least 90 days' advance written notice before terminating his employment.

     In each of the employment and severance agreements described above, a 'change of control' is defined to mean any transaction or series of related transactions which causes beneficial ownership or voting rights with respect to more than 50% of the capital stock or all or substantially all of the assets of the Company to be transferred, except for transactions with Aubert & Duval or between the shareholders of Aubert & Duval.

SALARIED EMPLOYEE RETIREMENT PLAN

     The Amended and Restated Pension Plan for Salaried Employees of Special Metals Corporation (the 'Salaried Retirement Plan') covers full-time and part-time salaried employees of Special Metals and is intended to meet the requirements of section 401(a) of the Code. Generally, under the Salaried Retirement Plan participants with five years of service become entitled to receive a basic retirement benefit upon retirement at age 65. Benefits under the Salaried Retirement Plan are calculated using a career average benefit formula which has been updated, from time to time, to make adjustments for final average earnings. For participants who retire or terminate their employment after December 31, 1994, the retirement benefit equals the sum of: (i) 1.25% of final average earnings as of December 31, 1994 multiplied by years of service as of December 31, 1994 to the extent total years of service do not exceed 35; (ii)
 .50% of final average earnings as of December 31, 1994 multiplied by years of service as of December 31, 1994 in excess of 35; (iii) 1.25% of average monthly earnings commencing January 1, 1995 multiplied by years of service after December 31, 1994 to the extent total years of service do not exceed 35; and
(iv) 0.50% of average monthly earnings commencing January 1, 1995 multiplied by years of service after December 31, 1994 in excess of 35. In calculating benefits, 'final average earnings' is the average of the highest five consecutive years of earnings out of the last ten years, as of December 31, 1994. Earnings taken into account for calculating benefits under the plan include base salary, bonuses, profit sharing, overtime, commissions and deferrals made under certain plans maintained by the Company, including any Code section 401(k) savings plan or Code section 125 cafeteria plan, and are subject to limits imposed by the Code, including Code section 401(a)(17) (generally, limiting compensation to $150,000 per year, as indexed). Payments are made in the form of a joint and survivor annuity (for married employees) or single life annuity (for single employees), unless another form of benefit is elected by the participant in accordance with the terms of the plan. The plan contains provisions for early retirement benefits and supplements, special retirement benefits and supplements for termination due to a plant or department reorganization or closing, payments upon disability and spousal death benefits. The estimated annual benefit payable under the Salaried Retirement Plan at age 65 is $29,773, $29,042, $36,616, $33,429 and $62,897 for each of Dr. Muzyka,
Messrs. Page, Dropkin and MacDonald and Dr. Maurer, respectively, assuming annual salary increases of 5.0% and 3.0% annual increases in the compensation limit under Code Section 401(a)(17).

EQUITY RIGHTS PLAN

     The Special Metals Corporation Equity Appreciation Rights Plan (the 'Equity Rights Plan') provides for the grant of rights to receive cash payments based on the appreciation of the book value of the Company, as defined in the Equity Rights Plan ('Rights'). Each Right is based on the total book value of the Company at the date of grant, divided by 10,000,000 and appreciation is calculated using aggregate after tax profits after the date of grant. Rights are generally exercisable from the fifth anniversary of the date of grant until the tenth anniversary of the date of grant, or earlier in the event of a 'change of control' of the Company (as defined in the Equity Rights Plan), termination without 'cause' (as defined in the Equity Rights Plan), retirement at age 65, death or disability. Rights are forfeited in the event the holder is terminated by the Company for cause. Dr. Muzyka is the only current participant in the Equity Rights Plan. He has received 50,000 Rights, none of which were granted in the fiscal year ended December 31, 1996. As of December 31, 1996, 10,000 of such Rights are exercisable until 2000 and 10,000 are exercisable until 2001. The remaining 30,000 Rights will become exercisable in 10,000 Right increments in 1997 through 1999 and will be exercisable for five years after becoming exercisable.

     The following table summarizes the value of Dr. Muzyka's Rights under the Equity Rights Plan as of December 31, 1996.

                                                             NUMBER OF UNITS        VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED        IN-THE-MONEY
                                                             OPTIONS/SARS AT           OPTIONS/SARS AT
                                                          DECEMBER 31, 1996 (#)     DECEMBER 31, 1996 ($)

                                                               EXERCISABLE/             EXERCISABLE/
NAME                                                          UNEXERCISABLE             UNEXERCISABLE
-------------------------------------------------------   ----------------------    ---------------------
Donald R. Muzyka                                               20,000/30,000            2,100/20,500

SUPPLEMENTAL RETIREMENT INCOME PLAN

     The Company has adopted the Special Metals Corporation Supplemental Retirement Income Plan (the 'SRIP') which covers only Dr. Muzyka. The SRIP is intended to grant Dr. Muzyka supplemental retirement benefits equal to the difference between (i) the benefits that Dr. Muzyka would have received under his prior employer's pension plan had he remained at his prior employer until he was age 65, based on his 'average compensation' (as defined in the SRIP) at Special Metals and (ii) his vested accrued benefits under the prior employer's pension plan and the Salaried Retirement Plan. Compensation for purposes of the SRIP includes bonus and profit sharing payments and amounts of income deferred under deferred compensation plans of the Company. Benefits under the SRIP will ratably vest over a 10-year period subject to immediate vesting upon a 'change of control' of the Company (as defined in the SRIP) and special and accelerated vesting in the event of death, disability or other termination of employment. Based on Dr. Muzyka's compensation and years of service, he would be entitled to estimated annual benefits of $39,479 under the SRIP at normal retirement age
(65).

STOCK INCENTIVE PLAN

     In January 1997, the Board of Directors of the Company adopted, and the Company's stockholders approved, the Special Metals Corporation 1997 Long-Term Stock Incentive Plan. The purposes of the Stock Incentive Plan are to promote the interests of the Company by (i) attracting and retaining qualified key officers, directors and other key employees and consultants of the Company and its subsidiaries, (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals and
(iii) enabling such individuals to participate in the long-term growth and financial success of the Company. The Stock Incentive Plan will be administered either by the Board of Directors of the Company or by a committee comprised of

Directors who are 'Non-Employee directors' (within the meaning of Rule 16b-3 of the Securities Exchange Act) and 'outside directors' (within the meaning of section 162(m) of the Code.) The Board of Directors or such committee is referred to as the 'Stock Plan Committee.' Approximately 22 directors and employees including any officer or other key employee or consultant to the Company or any of its subsidiaries shall be eligible to be designated as a participant under the Stock Incentive Plan. The Stock Plan Committee has the sole and complete authority to determine the participants to whom awards shall be granted under the Stock Incentive Plan.

     Subject to anti-dilution provisions for stock splits, stock dividends and other corporate events, the Stock Incentive Plan authorizes the grant of awards to participants with respect to a maximum of 800,000 shares of the Company's Common Stock ('Shares'), which awards may be made in the form of (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under section 422 of the Code; (iii) stock appreciation rights;
(iv) restricted stock and/or restricted stock units; (v) performance awards and
(vi) other stock
based awards; provided that the maximum number of shares that may be awarded to any participant in any fiscal year in the form of stock options and stock appreciation rights may not exceed 100,000 and the maximum number of Shares which may be paid to any participant in connection with certain awards designated as 'performance compensation awards' for purposes of Section 162(m) of the Code in respect of a single performance period shall be 100,000 shares. If, after the effective date of the Stock Incentive Plan, any Shares covered by an award granted under the Stock Incentive Plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award shall again be, or shall become, Shares with respect to which awards may be granted under the Stock Incentive Plan.

     Awards of options, stock appreciation rights, restricted stock units, performance awards and other stock based awards granted under the Stock Incentive Plan shall be subject to such terms, including exercise price, circumstances of forfeiture and conditions and timing of exercise (if applicable), as may be determined by the Stock Plan Committee. Stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by section 422 of the Code. Payment in respect of the exercise of an option granted under the Stock Incentive Plan may be made in cash, or its equivalent, or (i) by exchanging Shares owned by the optionee which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months or (ii) if there is a public market for the Shares through delivery of irrevocable instructions to a broker to sell the Shares and deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such Shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

     In the event of a 'change of control' of the Company (as defined in the

Stock Incentive Plan), any outstanding Awards then held by Participants which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such change of control. Unless otherwise specified in the grant of a particular Award, Awards under the Stock Incentive Plan are subject to cancellation or rescission in the event that the Participant engages in activities that are competitive with the Company or if the Participant fails to comply with provisions regarding the confidentiality of Company information and the Company's ownership of inventions and innovations.

     The Board of Directors of the Company may amend, alter, suspend, discontinue, or terminate the Stock Incentive Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement; and provided further that no such amendment may materially and adversely affect any participant in the Stock Incentive Plan without such participant's consent.

     Anticipated Awards. As of the effectiveness of the Offering, the Company will grant options to purchase 295,500 shares of Common Stock at the initial public offering price to certain directors, executive officers and other key employees. Of this total, Dr. Muzyka will receive options to purchase 45,000 shares of Common Stock, Messrs. Page, Dropkin, MacDonald, Halverstadt, Treuille and Darling and Dr. Maurer will each receive options to purchase 22,500 shares of Common Stock and Dr. Decker will receive options to purchase 5,000 shares of Common Stock. One half of each of the options described above will vest on the second anniversary of the date of grant, one-fourth will vest on the third anniversary of the date of grant and the remaining one-fourth will vest on the fourth anniversary of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1996, the Company had no Compensation Committee. Decisions regarding compensation for 1996 were made by the Company's senior management with the advice of Mr. Duval. Following completion of the Offering, compensation decisions will be made by the Compensation Committee and the Stock Plan Committee.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH PRINCIPAL STOCKHOLDERS

     Prior to the Offering, the Principal Stockholders owned all of the Company's outstanding Common Stock. Upon the completion of the Offering, the Principal Stockholders will beneficially own approximately 76% of the Company's outstanding Common Stock (approximately 73% if the Underwriters' over-allotment option is exercised in full). By virtue of the Stockholders Agreement, SIMA will be able to control the business, policies and affairs of the Company, including the election of directors and major corporate transactions. SIMA is beneficially owned by members of the Duval family and certain related parties. Edouard Duval, a director of the Company, is a Directeur General of SIMA and has a minority equity interest in SIMA. See 'Principal and Selling Stockholders.'

     The Company and the Principal Stockholders have from time to time entered into various business transactions and agreements, and the Company and the Principal Stockholders may from time to time enter into additional transactions and agreements in the future. See Note 10 in the Financial Statements of the Company included elsewhere in this Prospectus. It is possible that conflicts of interest could arise in the future. The following is a summary of the material agreements and transactions between the Company and the Principal Stockholders.

  Technology Exchange Agreement

     Upon completion of the Offering, the Company and SIMA will enter into a technical information exchange agreement (the 'Technology Exchange Agreement'). During the term of the Technology Exchange Agreement, subject to certain exceptions, SIMA and the Company are required, to the best of their ability and subject to government controls and other limitations imposed by preexisting agreements with third parties, to furnish all technical information pertaining to the manufacture of high temperature alloys and other alloys and materials, as may be needed and requested by the other to further develop and diversify its respective business. Under the agreement, SIMA and the Company will periodically provide technical and manufacturing persons to consult and advise each other. Neither party will receive compensation from the other for the information and assistance provided, and all information provided under the Technology Exchange Agreement shall be kept confidential by the recipient. The Technology Exchange Agreement will remain in effect until terminated by either party upon 30 days' advance written notice to the other party. Termination will not affect either party's right to continue to use information received from the other.

     In 1996, the Company paid $300,000 to SIMA pursuant to a previously terminated technology assistance agreement.

  Managerial Assistance Agreement

     Upon completion of the Offering, the Company and SIMA will enter into a managerial assistance agreement (the 'Managerial Assistance Agreement'). The Managerial Assistance Agreement provides that SIMA will provide the Company with information and advice regarding the management of its existing business and the expansion of the Company's business into new products and markets. The Company will (i) compensate SIMA for managerial assistance at a rate of $30,000 per month and (ii) reimburse SIMA for out-of-pocket telecommunication charges, travel costs and subsistence while traveling, to the extent that such expenses are reasonable and for the benefit of the Company. SIMA will provide the Company, within 30 days after the end of each month in which managerial assistance is provided, a written report fully detailing the managerial assistance furnished, including the assistance, advice and recommendations given and made. Payment to SIMA will be made within 30 days following receipt and acceptance by the Company of an invoice and appropriate expense documents. All payments are to be free of tax and charges of governments other than the government of France. The Management Assistance Agreement provides that SIMA may be requested to provide services beyond the scope or level previously provided by SIMA, whether in connection with potential acquisitions, financings or other matters involving the Company. In such event, SIMA shall be entitled to compensation in addition to the monthly fee referred to above, based on the time spent and other relative factors, as SIMA and the Company will mutually agree. The Managerial Assistance Agreement will remain in effect until terminated by either party upon 30 days' advance written notice to the other party. All information and advice provided by SIMA and all information provided to SIMA by the Company in connection with the Managerial Assistance Agreement will be kept confidential.

  Registration Rights

     Under a registration rights agreement (the 'Registration Rights Agreement') among the Company and the Principal Stockholders which will become effective prior to the effectiveness of the Offering, the Company has granted the Principal Stockholders the right to require, subject to the terms and conditions set forth therein, the Company to register shares of Common Stock held by the Principal Stockholders (the 'Registrable Securities') for sale in accordance with their intended method of disposition thereof (a 'demand registration'). The holders of a majority of the Registrable Securities may request one demand registration per year (except in certain circumstances). In addition, so long as any Principal Stockholder continues to hold at least 5% of the outstanding Common Stock, such Principal Stockholder shall also have the right to request one demand registration. The Principal Stockholders may not require more than one demand registration each year. Additionally, the Company has granted to each Principal Stockholder the right, subject to certain exceptions, to participate in registrations of Common Stock initiated by the Company on its own behalf or on behalf of its stockholders (a 'piggy-back registration').

     The Registration Rights Agreement provides that to the extent not inconsistent with applicable law, each holder of Registrable Securities will not effect any public sale or distribution of any Registrable Securities of the Company, or any securities convertible into or exchangeable or exercisable for such Registrable Securities, during the seven days prior to and the 90 days after any registration relating to such Registrable Securities has become effective, except as part of such registration, if requested by the Company or the managing underwriter or underwriters of such offering. In addition, the Company has agreed not to effect any public sale or distribution of its Registrable Securities or securities convertible into or exchangeable or exercisable for any of such Registrable Securities during the seven days prior to and the 90 days after any registration relating to such Registrable

Securities has become effective, except as part of such registration and except pursuant to registrations relating to employee benefit plans and certain other offerings.

     The Company is required to pay expenses (other than underwriting discounts and commissions) incurred by the Principal Stockholders in connection with the demand and piggy-back registrations. Subject to certain limitations specified in the Registration Rights Agreement, the Principal Stockholders' registration rights are assignable to third parties. The Registration Rights Agreement contains indemnification and contribution provisions by the Company for the benefit of the Principal Stockholders and their respective permitted assigns and their related persons. Each Principal Stockholder's rights under the Registration Rights Agreement will terminate if such Principal Stockholder ceases to own at least 5% of the outstanding Common Stock. The Registration Statement of which this Prospectus is a part constitutes a piggy-back registration for purposes of the Registration Rights Agreement and AMI and LWH have requested that an aggregate of 700,000 shares of Common Stock be included in the Offering. As a result, the Company expects to incur approximately $700,000 of expenses in connection with the Offering and will indemnify the Selling Stockholders for certain liabilities, including liabilities under the Securities Act.

  Subordinated Stockholder Notes

     In 1992 and 1993, the Company borrowed funds from SIMA and LWH under the Subordinated Stockholder Notes. The outstanding amount of the Subordinated Stockholder Notes was $1.5 million at December 31, 1996 and $8.5 million at each of December 31, 1994 and 1995. The Subordinated Stockholder Notes are subordinate to the Company's obligations under the Credit Agreement. The Subordinated Stockholder Notes are payable on demand, but such payment is limited under the Credit Agreement and the related subordination agreement to repayments that would not cause an event of default under the Credit Agreement. The Subordinated Stockholder Notes bear interest at rates set by the lenders under such notes and reset by them from time to time (currently LIBOR plus 1.50%), subject to limitation so long as such notes are subordinate to the Credit Agreement. The weighted average interest rate on the outstanding Subordinated Stockholder Notes was 5.00%, 7.47% and 7.09% at December 31, 1994, 1995 and 1996 respectively. Accrued interest on the Subordinated Stockholder Notes totaled approximately $937,000, $1.59 million and none at December 31, 1994, 1995 and 1996, respectively. The Company prerepaid $2.0 million, $3.5 million and $3.0 million of amounts due under the Subordinated Stockholder Notes in October, November and December 1996, respectively. The remaining $1.5 million balance on the Subordinated Stockholder Notes was repaid in full in January, 1997.

  Lines of Credit

     From December 1994 to October 1996, SIMA provided the Company with a $6 million line of credit. During 1995 and 1996, the Company borrowed and repaid various amounts under the line of credit. The maximum amounts outstanding were $2.0 million and $2.5 million in 1995 and 1996, respectively. Interest was paid at a rate of LIBOR plus 2.25%. In 1995 and 1996, the Company paid $37,418 and $76,932 in interest under the line of credit. The line of credit terminated upon establishment of the Cash Flow Support Agreement described below and all outstanding amounts under the line of credit were repaid in October 1996.

     Under the Cash Flow Support Agreement, dated as of October 18, 1996, between SIMA and the Company in favor of Credit Lyonnais, New York Branch (the 'Cash Flow Support Agreement'), SIMA agreed, until all amounts outstanding under the Credit Agreement are paid in full, to make loans of up to $6 million to the Company in the event of certain financial and payment defaults under the Credit Agreement and the Company has agreed to borrow such amounts in such circumstances and use such amounts immediately to cure such defaults under the Credit Agreement. Amounts borrowed under the agreement bear interest at a rate set by SIMA based on market rates and are payable upon demand after all amounts outstanding under the Credit Agreement are paid in full. The Company may not prepay amounts owed to SIMA under the Cash Flow Support Agreement, nor may SIMA demand any such payment, until all amounts outstanding under the Credit Agreement are paid in full. Amounts borrowed under the Cash Flow Support Agreement are subordinated to the Company's obligations under the Credit Agreement. No amounts are currently outstanding under the Cash Flow Support Agreement. The Company and its lenders have agreed to amend the Credit Agreement to permit SIMA and the Company to terminate the Cash Flow Support Agreement. The amendment is subject to certain conditions, including execution of definitive documentation.

  Affiliate Sales

     During 1994, 1995 and 1996, the Company sold superalloy and special alloy products to affiliates of SIMA. The net revenues from such sales were $9.3 million, $15.0 million and $7.0 million in 1994, 1995 and 1996, respectively. Management believes that the terms of such sales are no less favorable to the Company than the terms that it would have obtained in transactions with unaffiliated third parties. The Company may sell superalloy and special alloy products to affiliates of SIMA in the future.

  Raw materials

     In the past, from time to time, the Company and affiliates of SIMA have sold raw materials to each other. Management believes that the terms of such sales are no less favorable to the Company than the terms that it would have obtained in transactions with unaffiliated third parties. The Company and SIMA expect that such sales may occur in the future.

  Insurance

     The Company and Aubert & Duval share common insurance coverage for aircraft/space liabilities, contingent liabilities and excess liabilities greater than $10 million but less than $50 million. The Company is charged a pro rata premium based on the net sales of the covered parties. The Company was charged $165,000, $165,000 and $212,000 for such premiums in 1994, 1995 and
1996, respectively. The Company believes that the insurance coverage provided to it is more favorable than the insurance coverage that it could obtain as a stand-alone entity. The Company intends to continue this common insurance coverage following completion of the Offering.


CONSULTING ARRANGEMENTS

     The Company has regularly engaged Robert D. Halverstadt, Chairman of the Board of Directors, and Applied Innovative Management Engineering ('AIME'), a sole proprietorship of Mr. Halverstadt, as consultants. In 1994, 1995 and 1996, Mr. Halverstadt and AIME received approximately $143,000, $174,000 and $157,000, respectively, in fees and expense reimbursements. The Company intends to continue to employ Mr. Halverstadt and AIME as consultants in the future.

     The Company also has consulting agreements with Mr. Treuille for financial services advice and Dr. Decker for technical advice. During 1994, 1995 and 1996, the fees paid and expenses reimbursed under each of these consulting agreements did not exceed $60,000. Upon completion of the Offering, Messrs. Treuille and Halverstadt will each receive a $70,000 success fee for advice rendered in connection with the Offering.

FUTURE TRANSACTIONS

     Following completion of the Offering, it will be the policy of the Company to engage in transactions with affiliated parties on terms which, when taken together with all transactions between the Company and such affiliate, are, in the opinion of the Company, no less favorable to the Company than those that could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock by (i) all persons known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) by all directors and executive officers as a group. Unless otherwise noted, the address of each person listed is in care of the Company, 4317 Middlesettlement Road, New Hartford, New York 13413.

                                                           SHARES OF COMMON STOCK
                                                             BENEFICIALLY OWNED
                                                             PRIOR TO OFFERING
                                              ------------------------------------------------       NUMBER
NAME AND ADDRESS OF                                   NUMBER                  PERCENTAGE            OF SHARES
BENEFICIAL OWNER                                    OF SHARES                  OF CLASS           BEING OFFERED
-------------------------------------------   ----------------------    ----------------------    -------------
Societe Industrielle de Materiaux
  Avances(2)(3)............................          5,952,000                   48.0%                  --
LWH Holding S.A.(3)(4).....................          3,968,000                   32.0%               350,000
Advanced Materials Investments Holding,
  S.A.(3)(5)...............................          2,480,000                   20.0%               350,000
Donald R. Muzyka(6)........................             --                        --                    --
Robert F. Dropkin(6).......................             --                        --                    --
Gernant E. Maurer(6).......................             --                        --                    --
Thomas E. MacDonald(6).....................             --                        --                    --
James D. Page(6)...........................             --                        --                    --
Robert D. Halverstadt(6)...................             --                        --                    --
Edouard Duval(2)...........................             --                        --                    --
Antoine G. Treuille(6).....................             --                        --                    --
Raymond F. Decker(6).......................             --                        --                    --
Donald C. Darling(6).......................             --                        --                    --
All Directors and Executive Officers as a
  group (10 persons).......................             --                        --                    --

                                                          SHARES OF COMMON STOCK
                                                            BENEFICIALLY OWNED
                                                              AFTER OFFERING
                                             ------------------------------------------------
NAME AND ADDRESS OF                                  NUMBER                  PERCENTAGE
BENEFICIAL OWNER                                   OF SHARES                OF CLASS(1)
-------------------------------------------  ----------------------    ----------------------
Societe Industrielle de Materiaux
  Avances(2)(3)............................         5,952,000                   38.7%
LWH Holding S.A.(3)(4).....................         3,618,000                   23.5%
Advanced Materials Investments Holding,
  S.A.(3)(5)...............................         2,130,000                   13.8%
Donald R. Muzyka(6)........................            --                        --
Robert F. Dropkin(6).......................            --                        --
Gernant E. Maurer(6).......................            --                        --
Thomas E. MacDonald(6).....................            --                        --
James D. Page(6)...........................            --                        --
Robert D. Halverstadt(6)...................            --                        --
Edouard Duval(2)...........................            --                        --
Antoine G. Treuille(6).....................            --                        --
Raymond F. Decker(6).......................            --                        --
Donald C. Darling(6).......................            --                        --
All Directors and Executive Officers as a
  group (10 persons).......................            --                        --

------------------
(1) Without giving effect to the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, SIMA, LWH and AMI will beneficially own 37.3%, 22.7% and 13.4%, respectively, of the outstanding Common Stock.

(2) SIMA's address is 41, Rue de Villiers, BP120, 92202 Neuilly Sur Seine, Cedex, France. Mr. Duval's address is in care of SIMA. The common equity of SIMA is beneficially owned by members of the Duval family and certain related parties. Edouard Duval, a director of the Company, is a Directeur General of SIMA and has a minority equity interest in SIMA.

(3) The Company, SIMA, AMI and LWH have entered into the Stockholders Agreement, which provides for certain voting rights, nominating rights and transfer restrictions. See '--Stockholders Agreement.'

(4) LWH's address is Boulevard Royal 3, L-2449 Luxembourg. Carlos Luis Landin beneficially owns 100% of the capital stock of LWH and may be deemed to beneficially own the shares of Common Stock owned of record by LWH after the Offering. Mr. Landin's address is in care of LWH.

(5) AMI's address is 3A Rue Guillaume Kroll, L-1882 Luxembourg. Jean Chauveau beneficially owns 100% of the capital stock of AMI and may be deemed to beneficially own the shares of Common Stock owned of record by AMI after the Offering. Mr. Chauveau's address is in care of AMI.


(6) In the case of Drs. Muzyka, Maurer and Decker and Messrs. Dropkin, MacDonald, Page, Halverstadt, Treuille and Darling, excludes shares of Common Stock, issuable upon exercise of options to purchase Common Stock at the initial public offering price granted under the Stock Incentive Plan. Such options are not exercisable until 1999. See 'Management--Stock Incentive Plan--Anticipated Awards.'

STOCKHOLDERS AGREEMENT

     Upon completion of the Offering, the Principal Stockholders will beneficially own approximately 76% of the outstanding Common Stock (73% of the Underwriters' over-allotment option is exercised in full). Under the Stockholders Agreement, the Principal Stockholders have agreed to vote all shares of Common Stock beneficially owned by them (the 'Principal Shareholder Shares') unanimously as a group in accordance with the instructions of the holders of a majority of the Principal Stockholder Shares. In addition, as indicated in the table below, the Company has agreed to nominate a number of persons for election as directors who are designated by the holders of a majority of the Principal Stockholders Shares (based on the aggregate Common Stock ownership percentage of the Principal Stockholders).

      PERCENTAGE OF DIRECTOR
      NOMINEES DESIGNATED BY             OUTSTANDING COMMON STOCK
    PRINCIPAL STOCKHOLDERS(1)         HELD BY PRINCIPAL STOCKHOLDERS
----------------------------------  ----------------------------------
               56%                             35% or more
                42%                   27% or more but less than 35%
                28%                   19% or more but less than 27%
                14%                   10% or more but less than 19%
                 0%                           Less than 10%

------------------
(1) Percentage rounded up to the nearest whole number of directors.

Based on the present board size of seven, the Principal Stockholders will be able to designate at least four nominees for election to the Board of Directors of the Company upon completion of the Offering. The Company has agreed to use its best efforts to cause the election of such nominees. If a director who is designated by the Principal Stockholders resigns, is removed or dies, the Company has agreed to elect another director designated by the Principal Stockholders to the extent that the Principal Stockholders are entitled to designate such director under the formula described above. The Stockholders Agreement also contains transfer restrictions relating to the Principal Stockholder Shares. A Principal Stockholder may not sell its shares of Common Stock unless it first offers such shares to one or both of the other Principal Stockholders at a price equal to the lower of (i) the proposed sale price and
(ii) the average sales price of the Common Stock over the 20 trading day period prior to the exercise date of the right of first refusal. Under the Stockholders

Agreement, each of the Principal Stockholders and the Company has agreed not to hire any employee of any other party to the Stockholder's Agreement without the prior consent of such other party. The Stockholders Agreement will terminate when the Principal Stockholders beneficially own, in the aggregate, less than 10% of the outstanding Common Stock of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary information is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See 'Available Information.'

     Upon completion of the Offering, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share ('Preferred Stock'). Prior to the Offering, there were 12,400,000 shares of Common Stock outstanding held by three persons and there are no shares of Preferred Stock outstanding.

     Prior to the Offering, there has been no public market for the Common Stock. See 'Risk Factors--Absence of Prior Public Market.'

COMMON STOCK

     Voting Rights. The Company's Certificate of Incorporation provides that holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The stockholders are not entitled to vote cumulatively for the election of directors. The Company and the Principal Stockholders have entered into the Stockholders Agreement which governs the voting of the Common Stock held by the Principal Stockholders. See 'Principal and Selling Stockholders--Stockholders Agreement.'

     Dividends. Subject to the rights of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive dividends if, as and when declared by the Board of Directors. Under Delaware law, a corporation may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on the distribution of assets. See 'Dividend Policy.'

     Other Rights. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of the holders of any Preferred Stock that may be issued subsequent to the Offering, all holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No shares of Common Stock are subject to conversion, redemption or a sinking fund. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK


     The Company's Board of Directors (or a committee thereof) is authorized to issue, without further authorization from stockholders, up to 10,000,000 shares of Preferred Stock in one or more series and to determine, at the time of creating each series, the distinctive designation of, and the number of shares in, the series, its dividend rate, the number of votes, if any, for each share of such series, the price and terms on which such shares may be redeemed, the terms of any applicable sinking fund, the amount payable upon liquidation, dissolution or winding up, the conversion rights, if any, and such other rights, preferences and priorities of such series as the Board of Directors (or a committee thereof) may be permitted to fix under the laws of the State of Delaware as in effect at the time such series is created. The issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Certificate of Incorporation and By-laws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in the receipt of a premium over the market price for the shares held by stockholders.

     Classified Board of Directors. The Certificate of Incorporation and the By-laws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. Notwithstanding the foregoing, the term of any director who is also an officer of the Company shall automatically end if he or she ceases to be an employee of the Company. As a result, approximately one-third of the Board of Directors will be elected each year. Moreover, under DGCL, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-laws authorizing only the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     Special Meeting of Stockholders. The Certificate of Incorporation and the By-laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board of Directors or the President. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

     Stockholder Action by Written Consent. The Certificate of Incorporation and the By-laws provide that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, and the power of stockholders of the Company to consent in writing, without a meeting, to the taking of any action is specifically denied.


     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public discourse was made. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

LIMITATION ON DIRECTORS' LIABILITY

     The Company has included in its Certificate of Incorporation provisions to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages from a director resulting from breaches of fiduciary duty (including breaches resulting from grossly negligent behavior). This provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL concerning the unlawful payment of dividends or stock redemptions or repurchases or for any transaction from which the director derived an improper personal benefit. However, these provisions will not limit the liability of the Company's Directors under Federal securities laws. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

SECTION 203 OF THE DELAWARE LAW

     Section 203 of the DGCL prohibits publicly held Delaware corporations from engaging in a 'business combination' with an 'interested stockholder' for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless (i) prior to such time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding for this purpose certain shares owned by persons who are directors and also officers of the corporation and by certain employee benefit plans) or (iii) at or subsequent to such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For the purposes of
Section 203, a 'business combination' is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An 'interested stockholder' is a person who, together with affiliates and associates, owns (or within the immediately preceding three years did own) 15% or more of the corporation's voting stock. Because the Board of Directors of the Company approved the Merger and the Stockholders Agreement, in which SIMA, LWH and AMI each received more than 15% of the Company's Common Stock, Section 203 of the DGCL will not prevent SIMA or LWH, who will continue to own more than 15% of the Common Stock following the Offering, from engaging in a business combination with the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 15,400,000 shares of Common Stock. Of these shares, the shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased or acquired by an 'affiliate' of the Company (as that term is defined under the rules and regulations of the Securities Act), which shares will be subject to the resale limitations of Rule 144. The remaining 11,700,000 outstanding shares of Common Stock were issued to the Principal Stockholders in connection with the Merger and are 'restricted securities,' as that term is defined in Rule 144, that may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained under Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years, including a person who may be deemed to be an affiliate of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (154,000 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which a notice of sale is filed with the Commission. A person (or persons whose shares are aggregated) who is not at any time during the 90 days preceding a sale an 'affiliate' is entitled to sell such shares under Rule 144, commencing three years after the date such shares were acquired from the Company or an affiliate of the Company, without regard to the volume limitations described above. Sales under Rule 144 are subject to certain other restrictions relating to the manner of sale, notice and the availability of current public information about the Company.

     Subject to the lockup arrangements described below, 11,700,000 shares of Common Stock owned by the Principal Stockholders will be eligible for sale in the public market subject to the volume and other limitations described above because the Principal Stockholders will be deemed to have held such shares for more than two years. Each of the Company, its executive officers and directors and the Principal Stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either currently owned by such person or are acquired in connection with the Offering) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date hereof subject to certain exceptions. See 'Underwriters.'

     Pursuant to the Registration Rights Agreement, the Company will grant the

Principal Stockholders, subject to certain exceptions, demand and piggy-back registration rights. See 'Certain Transactions--Transactions with Principal Stockholders--Registration Rights.'

     In addition to the outstanding shares of Common Stock described above, an aggregate of 800,000 shares of Common Stock have been reserved for issuance to employees, officers and Directors upon exercise of stock options, of which stock options for 295,500 shares of Common Stock will be granted effective on the date of the Offering. The Company anticipates filing a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issuable or reserved for future issuance under the Stock Incentive Plan. Thus, shares purchased upon exercise of options granted pursuant to the Stock Incentive Plan generally will be available for resale in the public market to the extent the lock-up arrangements with Morgan Stanley & Co. Incorporated have expired, except that any such shares issued to affiliates are subject to the volume limitations and certain other restrictions of Rule 144. See 'Management--Stock Incentive Plan.'

     Prior to the Offering, there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of significant amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Common Stock by a 'Non-United States Holder.' A 'Non-United States Holder' is a person or entity that, for U.S. Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, or (iii) a non-resident fiduciary of a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the 'Code'), and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Prospective holders should consult their tax advisors with respect to the United States Federal, state, local and Non-United States income and other tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-United States Holder of Common Stock generally will be subject to withholding tax at a 30%

rate or such lower rate as may be specified by an applicable income tax treaty unless the dividend is effectively connected with the conduct of a trade or business within the United States, or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and the Non-United States Holder provides the payor with proper documentation (Form 4224). In order to claim the benefit of an applicable tax treaty rate, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Under current United States Treasury regulations, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to the address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed United States Treasury regulations which have not yet been put into effect, additional certification requirements would apply after December 1, 1997. See '--Information Reporting Requirements and Backup Withholding.'

     In the case of dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to regular U.S. income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States corporation receiving effectively connected dividends also may be subject to an additional branch profits tax which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's 'effectively connected earnings and profits,' subject to certain adjustments.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to U.S. Federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-United States Holder in the U.S., (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) such individuals have a 'tax home' (as defined for United States Federal income tax purposes) in the U.S., or (b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the U.S., (iii) the Non-United States Holder is subject to tax, pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates whose loss of U.S. citizenship had as one of its principal purposes the avoidance of U.S. taxes, or (iv) the Company is or has been a 'United States real property holding corporation' within the meaning of section 897(c)(2) of the Code and, assuming that the Common Stock is regularly traded on an established securities market for tax purposes, the Non-United States Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of the outstanding Common Stock. The

Company is not, and does not anticipate becoming, a United States real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     Under United States Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-United States Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-United States Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or
(ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States. However, under proposed United States Treasury regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed United States Treasury regulations are published as final regulations), a Non-United States Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

     Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not 'exempt recipients' and that fail to provide in the manner required certain identifying information.

     The payment of the proceeds of the disposition of Common Stock to or through the U.S. office of a broker is subject to information reporting unless the disposing holder, under penalty of perjury, certifies its Non-United States status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a Non-United States office of a non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (A) the payment is made through an office outside the U.S. of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (iii) a 'controlled foreign corporation' for U.S. Federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which generally has the effect of offsetting the U.S. Federal estate tax imposed on the first $60,000 of the taxable estate.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the Company and the Selling Stockholders have agreed to sell 3,000,000 and 700,000 shares, respectively, of the Company's Common Stock, and the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Brothers Inc and Credit Lyonnais Securities (USA) Inc. are serving as Representatives, have severally agreed to purchase the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                              NUMBER OF
          NAME                                                                                 SHARES
-------------------------------------------------------------------------------------------   ---------
Morgan Stanley & Co. Incorporated..........................................................
Salomon Brothers Inc ......................................................................
Credit Lyonnais Securities (USA) Inc.......................................................

                                                                                              ---------
       Total...............................................................................   3,700,000
                                                                                              ---------
                                                                                              ---------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not
in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol 'SMCX.'

     At the request of the Company, the Underwriters have reserved up to 100,000 shares of Common Stock for sale at the initial public offering price to non-executive employees and other individuals having relationships with the Company. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Offering.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 555,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, its executive officers and directors and each of the Principal Stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either currently owned by such person or are acquired in connection with the Offering) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date hereof, other than (x) the sale to the Underwriters of the shares of Common Stock offered hereby or (y) the issuance by the Company of shares of Common Stock upon the exercise of any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company.

     Each of the Underwriters has represented and, during the period of six months after the date hereof, agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations (1995) (the 'Regulations'); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

     As described under 'Use of Proceeds,' the Company intends to use the net proceeds of the Offering to repay indebtedness under the Credit Agreement. Credit Lyonnais, New York Branch, an affiliate of Credit Lyonnais Securities
(USA) Inc., acts as agent and a lender under the Credit Agreement. Accordingly, because more than 10% of the proceeds of the Offering, not including underwriting compensation, will be received by entities who are National Association of Securities Dealers, Inc. (the 'NASD') members or who are affiliated with NASD members who are participating in the Offering, the Offering is being conducted in compliance with NASD Conduct Rule 2710(c)(8) ('Rule 2710(c)(8)').

     In compliance with Rule 2710(c)(8), the initial public offering price can be no higher than that recommended by a 'qualified independent underwriter.' Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as qualified independent underwriter and the initial offering price of the shares of Common Stock offered hereby will not be higher than the initial public offering price recommended by Morgan Stanley & Co. Incorporated. In connection with the Offering, Morgan Stanley & Co. Incorporated in its role as 'qualified independent underwriter' has performed due diligence investigations and reviewed and participated in the preparation of the Registration Statement of which this Prospectus is a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior written approval of the customer.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF OFFERING

     Prior to the Offering, there has been no public market for the shares of Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders, and the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of its industry in general, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company and such other factors as may be deemed relevant. There can be no assurance that a regular trading market for the shares of Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can also be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is issued by the Underwriters in the Offering.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the

Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The financial statements of the Company at December 31, 1995 and December 31, 1996 and for each of the three years in the period ended December 31, 1996, appearing elsewhere in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----
FINANCIAL STATEMENTS
Report of Independent Auditors............................................................................    F-2
Balance Sheets as of December 31, 1995 and 1996...........................................................    F-3
Statements of Operations and Retained Earnings (Accumulated Deficit) for the
  years ended December 31, 1994, 1995, and 1996...........................................................    F-4
Statements of Cash Flows for the years ended December 31, 1994, 1995, and 1996............................    F-5
Notes to Financial Statements.............................................................................    F-6

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Special Metals Corporation

We have audited the accompanying balance sheets of Special Metals Corporation as of December 31, 1995 and 1996, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Special Metals Corporation at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Buffalo, New York
January 24, 1997

                           SPECIAL METALS CORPORATION

                                 BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                                    ----------------------------
                                                                                        1995            1996
                                                                                    ------------    ------------
                                     ASSETS
Current assets:
  Cash...........................................................................   $  2,612,797    $  3,335,931
  Accounts receivable--trade, less allowance for doubtful accounts of $100,000
     for 1995 and $120,000 for 1996..............................................     26,064,359      26,639,748
  Accounts receivable--affiliates................................................        804,822       1,988,440
  Inventories....................................................................     39,056,340      42,739,042
  Prepaid expenses...............................................................        260,097         382,350
  Deferred taxes.................................................................        202,275       2,995,000
                                                                                    ------------    ------------
Total current assets.............................................................     69,000,690      78,080,511

Property, plant and equipment....................................................     33,559,461      33,231,454
Deferred taxes...................................................................             --       1,743,000
Other assets.....................................................................      4,384,777       3,436,543
                                                                                    ------------    ------------
Total assets.....................................................................   $106,944,928    $116,491,508
                                                                                    ------------    ------------
                                                                                    ------------    ------------

                      LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable...............................................................   $ 14,828,183    $ 12,856,076
  Accrued payroll and employee benefits..........................................      7,671,415       7,822,578
  Accrued other liabilities......................................................      5,002,399       3,967,834
  Income taxes payable...........................................................        449,262         187,328
  Current portion of long-term debt..............................................      5,000,000       4,000,000
  Current obligation under capital leases........................................        270,263         296,397
  Subordinated notes payable to affiliates.......................................             --       1,500,000
                                                                                    ------------    ------------
Total current liabilities........................................................     33,221,522      30,630,213

Long-term debt...................................................................     40,810,000      42,010,000
Long-term obligation under capital leases........................................        776,942         512,482
Subordinated notes payable to affiliates.........................................      8,500,000              --
Other long-term liabilities......................................................      7,970,299       8,564,083
                                                                                    ------------    ------------
Total liabilities................................................................     91,278,763      81,716,778

Commitments and contingencies


Shareholder's equity:
  Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares
     issued and outstanding......................................................             --              --
  Common stock, $0.01 par value, 35,000,000 shares authorized, 12,400,000 shares
     issued and outstanding......................................................        124,000         124,000
  Paid-in surplus................................................................     29,716,000      29,716,000
  Pension adjustment.............................................................       (724,884)       (697,379)
  Retained earnings (accumulated deficit)........................................    (13,448,951)      5,632,109
                                                                                    ------------    ------------
Total shareholder's equity.......................................................     15,666,165      34,774,730
                                                                                    ------------    ------------
Total liabilities and shareholder's equity.......................................   $106,944,928    $116,491,508
                                                                                    ------------    ------------
                                                                                    ------------    ------------

                            See accompanying notes.

                           SPECIAL METALS CORPORATION
      STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

                                                                         YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------------
                                                         1994                      1995                      1996
                                                ----------------------    ----------------------    ----------------------
Net sales to non-affiliates..................        $      86,178,058         $     117,216,411         $     155,321,907
Net sales to affiliates......................                9,331,919                15,028,323                 6,977,827
                                                ----------------------    ----------------------    ----------------------
                                                            95,509,977               132,244,734               162,299,734
Cost of goods sold...........................               93,625,339               114,751,837               133,828,091
                                                ----------------------    ----------------------    ----------------------
                                                             1,884,638                17,492,897                28,471,643

Selling, general and administrative
  expenses...................................                4,313,101                 5,207,191                 5,408,437
                                                ----------------------    ----------------------    ----------------------
Operating income (loss)......................               (2,428,463)               12,285,706                23,063,206

Interest expense.............................                4,361,058                 4,726,797                 4,078,632
                                                ----------------------    ----------------------    ----------------------

Income (loss) before income taxes............               (6,789,521)                7,558,909                18,984,574

Income tax expense (benefit).................                   99,177                   353,590                   (96,486)
                                                ----------------------    ----------------------    ----------------------
Net income (loss)............................               (6,888,698)                7,205,319                19,081,060

Retained earnings (accumulated deficit)......
  Beginning of year..........................              (13,765,572)              (20,654,270)              (13,448,951)
                                                ----------------------    ----------------------    ----------------------
  End of year................................        $     (20,654,270)        $     (13,448,951)        $       5,632,109
                                                ----------------------    ----------------------    ----------------------
                                                ----------------------    ----------------------    ----------------------

Net income (loss) per share..................        $           (0.56)        $            0.58         $            1.54
                                                ----------------------    ----------------------    ----------------------
                                                ----------------------    ----------------------    ----------------------

Weighted average shares outstanding..........               12,400,000                12,400,000                12,400,000
                                                ----------------------    ----------------------    ----------------------
                                                ----------------------    ----------------------    ----------------------
Supplementary information (unaudited):
  Pro forma income before taxes.................................................................         $      22,841,000
  Pro forma income tax provision................................................................                 1,446,000
                                                                                                    ----------------------
  Pro forma net income..........................................................................         $      21,395,000
                                                                                                    ----------------------

                                                                                                    ----------------------
  Pro forma net income per share................................................................         $            1.39
                                                                                                    ----------------------
                                                                                                    ----------------------
  Pro forma weighted average shares outstanding.................................................                15,400,000
                                                                                                    ----------------------
                                                                                                    ----------------------

                            See accompanying notes.

                           SPECIAL METALS CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------
                                                                           1994           1995           1996
                                                                       ------------    -----------    -----------
OPERATING ACTIVITIES
Net income (loss)...................................................   $ (6,888,698)   $ 7,205,319    $19,081,060
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization.....................................      7,199,934      6,281,165      4,439,861
  Provision for doubtful accounts...................................       (125,000)        25,000         20,000
  Loss on sale of fixed assets......................................         17,684          5,336          1,449
  Provision for deferred income taxes...............................             --             --     (4,070,725)
  Change in assets and liabilities:
     Accounts receivable............................................     (5,345,300)    (8,552,562)    (1,779,007)
     Inventories....................................................      3,084,324     (9,954,746)    (3,682,702)
     Prepaid expenses...............................................         31,033          8,325       (122,253)
     Income taxes...................................................      1,261,326        354,848       (261,934)
     Accounts payable...............................................        288,535      7,796,914     (1,972,107)
     Accrued payroll and employee benefits..........................        866,627      1,433,266       (276,502)
     Accrued other liabilities......................................       (182,193)     2,203,308     (1,034,565)
     Other long-term liabilities....................................      1,095,600         51,567        593,784
                                                                       ------------    -----------    -----------
Net cash provided by operating activities...........................      1,303,872      6,857,740     10,936,359

INVESTING ACTIVITIES
Capital expenditures................................................       (975,389)    (1,963,297)    (2,804,706)
Proceeds from sale of fixed assets..................................          6,296          2,500             --
                                                                       ------------    -----------    -----------
Net cash used in investing activities...............................       (969,093)    (1,960,797)    (2,804,706)

FINANCING ACTIVITIES
Proceeds from refinanced revolving credit facility..................     26,000,000             --     29,000,000
Proceeds from refinanced term loans.................................     25,000,000             --     20,000,000
Borrowings under revolving credit facilities........................      1,500,000      5,500,000      8,300,000
Repayment of revolving credit facilities............................    (26,000,000)    (5,200,000)   (39,100,000)
Repayment of subordinated notes payable to affiliates...............             --             --     (7,000,000)
Repayments of term loans............................................    (27,500,000)    (4,000,000)   (18,000,000)
Financing and other deferred costs..................................     (1,316,831)      (273,667)      (321,364)
Payments on capital lease obligations...............................       (205,470)      (239,737)      (287,155)
                                                                       ------------    -----------    -----------
Net cash used in financing activities...............................     (2,522,301)    (4,213,404)    (7,408,519)
                                                                       ------------    -----------    -----------
Net increase (decrease) in cash.....................................     (2,187,522)       683,539        723,134
Cash at beginning of year...........................................      4,116,780      1,929,258      2,612,797
                                                                       ------------    -----------    -----------

Cash at end of year.................................................   $  1,929,258    $ 2,612,797    $ 3,335,931
                                                                       ------------    -----------    -----------
                                                                       ------------    -----------    -----------

                            See accompanying notes.

                           SPECIAL METALS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994, 1995 AND 1996

1. ACCOUNTING POLICIES

  Description of Business

     Special Metals Corporation (the 'Company'), a manufacturer of superalloys, is a wholly-owned subsidiary of Special Metals and Technologies Corporation ('SMTC'), a holding company established for that sole purpose. SMTC has no other operations other than its investment in the Company.

     The Company sells its products world-wide, with a substantial portion being sold to customers in the aerospace industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential credit losses.

  Revenue Recognition


     The Company recognizes revenue at the time of shipment to the customer. The Company periodically enters into long-term sales contracts, the terms of which may include firm prices. The Company recognizes revenues on those sales contracts as the related product is shipped. Depending upon market conditions at the time the contracts are entered into and upon unanticipated changes in raw material costs, these sales contracts could result in losses. The Company regularly monitors these contracts and provides for any losses at the time the loss is known. There were no significant long-term firm price sales contracts as of December 31, 1996.


  Inventories

     Inventories are valued at the lower of cost or market. Cost is determined on the FIFO (first-in, first-out) method of accounting.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets, principally 20-40 years for buildings and improvements, 12 years for machinery and equipment, 3 years for data processing equipment, and 10 years for furniture and fixtures. The cost of property, plant and equipment held under capital leases is equal to the lower of the net present value of the minimum lease payments, using interest rates appropriate at the inception of the lease, or the fair value of the leased property, plant and equipment at the inception of the lease. Depreciation expense includes the amortization of property, plant and equipment recorded under capital leases.


  Patents

     Patents are stated at cost and are being amortized on the straight-line method over their expected useful lives which average 8.5 years.

  Excess of Purchase Price Over Net Assets Acquired

     The excess of purchase price over net assets acquired is being amortized on the straight-line method over 40 years. The Company periodically reviews this asset to assess recoverability. Impairments would be recognized in operating results if a permanent reduction in value were to occur.

  Impairment of Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of' ('SFAS 121'). Under the provisions of this accounting standard, asset carrying amounts are

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

1. ACCOUNTING POLICIES--(CONTINUED)

required to be reviewed whenever events or circumstances indicate that such carrying amounts may not be recoverable. When considered impaired, the accounting standard requires that the carrying amount of the asset be reduced, by a charge to income, to its current fair value. With regards to assets to be disposed of, the accounting standard requires such assets to be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted SFAS 121 effective January 1, 1996. The adoption of the accounting standard had no impact on the Company's results of operations or financial position.

  Taxes on Income

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' (SFAS
109). Under SFAS 109, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates is recognized in the period that includes the enactment date.

     General business credits, including investment tax credits and research and development credits, are accounted for using the flow-through method.


  Environmental Liabilities

     Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not allocable to current or future earnings are expensed. Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated.

  Earnings Per Share

     Earnings per share are computed based on the weighted average number of shares outstanding during each period.

  Research and Development Costs

     Product research and development costs are charged to expense as incurred. Research and development expense for the years ended December 31, 1994, 1995 and 1996 was $1,288,000, $1,313,000 and $1,649,000, respectively.

  Purchase Contracts

     The Company periodically uses commodity swap agreements to hedge against price fluctuations of raw materials, principally nickel, used in the manufacturing process. The swap agreements are intended to hedge long-term sales agreements of the Company. Under the swap agreements, the Company receives or makes payments based on the difference between a specified price and the market price of the material. Unrealized gains and losses on the swap agreements are deferred and are recognized in income, in conjunction with the transaction being hedged.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

2. INVENTORIES

     Inventories consist of the following:


                                                               DECEMBER 31,
                                                        --------------------------
                                                           1995           1996
                                                        -----------    -----------
Raw materials and supplies...........................   $10,511,647    $11,387,716
Work-in-process......................................    28,544,693     31,351,326
                                                        -----------    -----------
                                                        $39,056,340    $42,739,042
                                                        -----------    -----------
                                                        -----------    -----------

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                               DECEMBER 31,
                                                        --------------------------
                                                           1995           1996
                                                        -----------    -----------
Land.................................................   $ 1,271,716    $ 1,271,716
Buildings and improvements...........................    17,848,497     18,419,567
Machinery and equipment..............................    47,353,650     49,312,337
Furniture and fixtures...............................       356,562        356,562
Construction-in-progress.............................       699,527      1,011,237
                                                        -----------    -----------
                                                         67,529,952     70,371,419
Less accumulated depreciation........................    33,970,491     37,139,965
                                                        -----------    -----------
                                                        $33,559,461    $33,231,454
                                                        -----------    -----------
                                                        -----------    -----------

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $5,649,000, $4,397,000 and $3,180,000, respectively.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

4. OTHER ASSETS


     Other long-term assets consist of the following:

                                                               DECEMBER 31,
                                                        --------------------------
                                                           1995           1996
                                                        -----------    -----------
Patents and technology fees..........................   $ 8,472,000    $ 8,522,000
Excess of purchase price over net assets acquired....     3,911,950      3,911,950
Agreement not to compete.............................        64,250         64,250
Deferred financing costs.............................     1,289,976        270,825
Deferred lease costs.................................        75,843         75,843
                                                        -----------    -----------
                                                         13,814,019     12,844,868
Less accumulated amortization........................     9,523,036      9,492,289
                                                        -----------    -----------
                                                          4,290,983      3,352,579
Intangible pension asset.............................        36,563         26,733
Other................................................        57,231         57,231
                                                        -----------    -----------
                                                        $ 4,384,777    $ 3,436,543
                                                        -----------    -----------
                                                        -----------    -----------

5. LONG-TERM DEBT

     Long-term debt outstanding was as follows:

                                                               DECEMBER 31,
                                                        --------------------------
                                                           1995           1996
                                                        -----------    -----------
Credit Agreements:
  Term loans.........................................   $18,000,000    $20,000,000
  Revolving line of credit...........................    27,800,000     26,000,000
Other................................................        10,000         10,000
                                                        -----------    -----------
                                                         45,810,000     46,010,000
Current portion......................................     5,000,000      4,000,000
                                                        -----------    -----------
                                                        $40,810,000    $42,010,000
                                                        -----------    -----------
                                                        -----------    -----------

     During 1996, the Company entered into a new Credit Agreement on October 18, 1996 (the 'Credit Agreement') and refinanced all amounts outstanding under the prior credit agreement. The Credit Agreement provides for the following credit facility:

          o Term loan of $20,000,000 payable in annual installments of $4,000,000 beginning October 17, 1997;

          o Revolving credit facility of up to $40,000,000, subject to a borrowing base computation which is described below, maturing on October 17, 2001.

     All advances under the Credit Agreement bear interest at either a base rate, as defined, a rate equal to the eurodollar rate, which equates to the New York interbank offered rate, plus 1 1/4%, or the London interbank offered rate ('LIBOR') plus 1 1/4%. Interest is payable periodically in arrears. An annual commitment fee of 1/4% on the unused available working capital commitment is due monthly.

     The weighted-average interest rate on the obligations outstanding at December 31, 1996 was 7.0%.

     Under the revolving credit facility, the Company may borrow, repay, and re-borrow from time to time, the lesser of (a) $40,000,000 or (b) the Company's borrowing base. The Credit Agreement defines the Company's borrowing base as the sum of 85% of eligible accounts receivable and 60% of eligible inventory. The amount the

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

5. LONG-TERM DEBT--(CONTINUED)

Company may borrow against the revolving credit facility is reduced by the aggregate amount of any letters of credit issued for the account of the Company.

     The Company may prepay amounts owing under the Credit Agreement at its option at any time.

     In connection with the Company's obligations under the Credit Agreement, the Company has granted mortgages or other security interests in the Company's receivables, inventories and general intangibles. The Company is also subject to certain affirmative and negative covenants.

     The aggregate maturities of long-term debt are as follows:

                                                          REVOLVING
                                        TERM LOANS     CREDIT FACILITY     OTHER        TOTAL

                                        -----------    ---------------    -------    -----------
1997.................................   $ 4,000,000      $        --      $    --    $ 4,000,000
1998.................................     4,000,000               --           --      4,000,000
1999.................................     4,000,000               --           --      4,000,000
2000.................................     4,000,000               --       10,000      4,010,000
2001.................................     4,000,000       26,000,000           --     30,000,000
                                        -----------    ---------------    -------    -----------
                                        $20,000,000      $26,000,000      $10,000    $46,010,000
                                        -----------    ---------------    -------    -----------
                                        -----------    ---------------    -------    -----------

6. CAPITAL LEASE OBLIGATIONS

     The Company has entered into non-cancelable leases for certain equipment. The leases expire in 1997 through 2000 and contain bargain purchase options. The property held under capital leases is included in the balance sheet as follows:

                                                                 DECEMBER 31,
                                                           ------------------------
                                                              1995          1996
                                                           ----------    ----------
Equipment...............................................   $1,823,760    $1,862,665
Less: accumulated amortization..........................      577,361       744,760
                                                           ----------    ----------
                                                           $1,246,399    $1,117,905
                                                           ----------    ----------
                                                           ----------    ----------

     Future minimum lease payments for equipment under capital leases at December 31, 1996 is as follows:

1997..........................................................  $  354,473
1998..........................................................     347,803
1999..........................................................     190,966
2000..........................................................       3,961
                                                                ----------
                                                                   897,203
Less: amount representing interest............................      88,324
                                                                ----------
Present value of net minimum lease payments (including
  long-term obligations of $512,482)..........................  $  808,879
                                                                ----------
                                                                ----------

7. OPERATING LEASES


     The Company leases certain equipment under operating leases which contain renewal options and escalation clauses in some cases. Rental expense under these leases amounted to approximately $525,000, $500,000 and $460,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The following amounts represent

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

7. OPERATING LEASES--(CONTINUED)

future minimum payments under operating leases with initial or remaining noncancelable terms extending beyond one year:

1997..........................................................  $  264,861
1998..........................................................     156,844
1999..........................................................      82,272
2000..........................................................      77,322
2001..........................................................      51,846

8. RETIREMENT PLANS

     The Company has several noncontributory defined benefit pension plans covering substantially all employees of the Company. Benefits for salaried employees are based on a percentage of career average earnings multiplied by years of benefit service. Benefits for certain hourly employees under the plans are based on a percentage of final average earnings multiplied by years of benefit service. Benefits for remaining hourly employees under the plans are based on years of service multiplied by pre-established benefit rates. The Company's funding policy is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). Unrecognized differences between actual experience and that assumed and prior service costs are amortized on a straight-line basis over a period approximating the average remaining service period for active employees.

     Net pension cost included the following:

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1994           1995           1996
                                                              -----------    -----------    -----------

Service cost--benefits earned during the period............   $   813,781    $   724,144    $ 1,192,816
Interest cost on projected benefit obligation..............     2,288,129      2,416,313      2,406,612
Actual return on plan assets...............................        (6,501)    (4,636,283)    (3,724,250)
Net amortization and deferral..............................    (1,666,588)     2,996,976      1,230,094
                                                              -----------    -----------    -----------
Net periodic pension cost..................................   $ 1,428,821    $ 1,501,150    $ 1,105,272
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

     The following table sets forth the Plans' funded status:

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                     1995           1996
                                                                  -----------    -----------
Actuarial present value of accumulated benefit obligation,
  including vested benefit obligations of $30,022,000 and
  $33,149,000, respectively....................................   $31,211,000    $34,312,400
                                                                  -----------    -----------
                                                                  -----------    -----------
Projected benefit obligation...................................   $31,650,000    $35,203,200
Plan assets at fair value......................................    26,830,100     30,910,200
                                                                  -----------    -----------
Projected benefit obligation in excess of plan assets..........    (4,819,900)    (4,293,000)
Unrecognized net loss..........................................     2,959,400      2,743,000
Prior service cost (credit)....................................    (2,225,500)    (1,309,100)
Adjustment to recognize minimum pension liability..............      (761,000)    (1,189,100)
                                                                  -----------    -----------
Pension liability recorded in financial statements.............   $(4,847,000)   $(4,048,200)
                                                                  -----------    -----------
                                                                  -----------    -----------

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

8. RETIREMENT PLANS--(CONTINUED)

     The pension liability is recorded in the balance sheet as follows:


                                                                           DECEMBER 31,
                                                                     ------------------------
                                                                        1995          1996
                                                                     ----------    ----------
Accrued payroll and employee benefits.............................   $1,800,900    $1,002,100
Other long-term liabilities.......................................    3,046,100     3,046,100
                                                                     ----------    ----------
                                                                     $4,847,000    $4,048,200
                                                                     ----------    ----------
                                                                     ----------    ----------

     The projected benefit obligation is based on a weighted-average assumed discount rate of 7.5% at both December 31, 1995 and 1996, and an assumed rate of compensation increase of 4%-5% at both December 31, 1995 and 1996. The weighted-average expected long-term rate of return on plan assets used to determine the expected return on plan assets in net periodic pension cost was 9% for all periods presented.

     Assets of the plans are commingled in a Master Trust which invests in a variety of investment vehicles, principally debt and equity securities.

     The Company also sponsors a defined contribution plan covering all salaried employees. Participants may elect to contribute basic contributions between 1% and 15% of base compensation. Basic contributions consist solely of elective deferrals which may be excluded from the participant's gross income for Federal tax purposes pursuant to Section 401(k) of the Code. A participant may also elect to contribute additional after-tax contributions of up to 10% for each plan year up to the annual limit on elective deferrals under the Internal Revenue Code of 1986. The Company may, at the sole discretion of its Board of Directors, contribute, as a matching contribution, an amount not to exceed 50% of the participants' basic contributions up to a maximum of 4%. In addition, the Company may, at its sole discretion, make discretionary contributions which are allocated to participants in accordance with the Plan provisions. The Company recorded a charge for such contributions of approximately $100,000, $200,000 and $220,000 in 1994, 1995 and 1996, respectively.

     During 1994 the Company implemented a defined contribution plan covering all employees covered by the collective bargaining agreement between the Company and I.A.M.--Local Lodge #2310. Participants may elect to contribute basic contributions between 1% and 15% of compensation. Basic contributions consist solely of elective deferrals which may be excluded from the participant's gross income for Federal tax purposes pursuant to Section 401(k) of the Code. A participant may also elect to contribute additional after-tax contributions of up to 10%. The Company may, at its sole discretion, make discretionary contributions which are allocated to participants in accordance with the Plan provisions. There were no Company contributions made to the plan in 1994, 1995, or 1996.

9. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS

     The Company provides certain healthcare and life insurance benefits to eligible retired employees and their spouses. Participants generally become eligible for these benefits after achieving certain age and years of service requirements. Employees at certain of the Company's facilities are not eligible for postretirement healthcare and life insurance benefits. For certain hourly employees retiring after August 1, 1989, healthcare coverage ceases after the retiree reaches age 65. Health and life insurance benefits are provided through insurance contracts. The health insurance plans are contributory and contain other cost-sharing features such as deductibles, coinsurance, and lifetime maximums. Life insurance benefits are generally a factor of final compensation for salaried employees and are pre-defined for eligible hourly employees. The Company's current policy is to fund these benefits on a pay-as-you-go basis. The Company accounts for these benefits in accordance with Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions,' which requires that the estimated cost of postretirement benefits be accrued over the period earned.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

9. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS--(CONTINUED)

     The amounts recognized in the Company's balance sheets, in other long-term liabilities, were as follows:

                                                                   HEALTH         LIFE
                                                                    CARE       INSURANCE       TOTAL
                                                                 ----------    ----------    ----------
DECEMBER 31, 1996:
  Accumulated postretirement benefits obligation:
     Retirees.................................................   $1,782,800    $1,013,600    $2,796,400
     Fully eligible active participants.......................      198,900       343,600       542,500
     Other active participants................................    1,603,500       551,700     2,155,200
                                                                 ----------    ----------    ----------
  Total accumulated postretirement benefits obligation........    3,585,200     1,908,900     5,494,100
  Unrecognized transition obligation..........................    2,446,000     1,120,600     3,566,600
  Unrecognized prior service cost.............................           --       139,300       139,300
  Unrecognized net gain.......................................      (97,600)      (18,600)     (116,200)
                                                                 ----------    ----------    ----------
  Accrued postretirement obligation...........................   $1,236,800    $  667,600    $1,904,400
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
DECEMBER 31, 1995:
  Accumulated postretirement benefits obligation:
     Retirees.................................................   $1,450,400    $  979,400    $2,429,800
     Fully eligible active participants.......................      263,500       288,900       552,400

     Other active participants................................    1,841,200       419,400     2,260,600
                                                                 ----------    ----------    ----------
  Total accumulated postretirement benefits obligation........    3,555,100     1,687,700     5,242,800
  Unrecognized transition obligation..........................    2,787,200     1,190,800     3,978,000
  Unrecognized net (gain) loss................................      (77,300)        4,700       (72,600)
                                                                 ----------    ----------    ----------
  Accrued postretirement obligation...........................   $  845,200    $  492,200    $1,337,400
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

9. POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS--(CONTINUED)

     Net periodic postretirement benefit costs included the following:

                                                                       HEALTH       LIFE
                                                                        CARE      INSURANCE     TOTAL
                                                                      --------    ---------    --------
1996:
  Service cost--benefits earned during the period..................   $ 47,100    $  19,900    $ 67,000
  Interest cost....................................................    251,300      135,300     386,600
  Amortization.....................................................    204,600       86,500     291,100
                                                                      --------    ---------    --------
  Net periodic postretirement benefit cost.........................   $503,000    $ 241,700    $744,700
                                                                      --------    ---------    --------
                                                                      --------    ---------    --------
1995:
  Service cost--benefits earned during the period..................   $ 51,400    $  14,200    $ 65,600
  Interest cost....................................................    264,300      121,200     385,500
  Amortization.....................................................    150,800       58,200     209,000
                                                                      --------    ---------    --------
  Net periodic postretirement benefit cost.........................   $466,500    $ 193,600    $660,100
                                                                      --------    ---------    --------
                                                                      --------    ---------    --------
1994:
  Service cost--benefits earned during the period..................   $ 60,500    $  25,700    $ 86,200
  Interest cost....................................................    259,800      106,400     366,200
  Amortization.....................................................    164,000       61,800     225,800
                                                                      --------    ---------    --------
  Net periodic postretirement benefit cost.........................   $484,300    $ 193,900    $678,200
                                                                      --------    ---------    --------

                                                                      --------    ---------    --------

     For measuring the postretirement benefit obligation, a 10% annual rate of increase in the net medical claims cost was assumed. The rate was assumed to decrease gradually to 5.5% in 2005 and remain at that level thereafter. Retiree contributions were assumed to increase at the same rates as the annual rate of increase in the net medical claims cost. In addition, it was assumed that the retirees would continue to pay for all Medicare Part B premiums. Increasing the annual rate of increase in the net medical claims cost by one percentage point in each year would increase the accumulated postretirement benefit obligation by $148,000 and would increase the service cost and interest cost components of net periodic postretirement benefit cost by $4,000 and $11,000, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% in 1996 and 1995.

     The unrecognized transition obligation is being amortized on a straight-line basis over 20 years. Unrecognized gains and losses are amortized on a straight-line basis over the average remaining service period of active participants.

10. RELATED PARTY TRANSACTIONS

     The Company previously received advances from two of its parent company's shareholders. The amount outstanding at December 31, 1996 was $1,500,000 ($8,500,000 at December 31, 1995). This debt is supported by notes and is subordinate to the Company's obligations under its Credit Agreement. In addition, the Company's senior lenders have placed certain restrictions, which are based upon compliance with certain covenants, on the repayment of these amounts. Accrued interest on these obligations totaled $1,587,000 at December 31, 1995 and was included in accrued other liabilities. The weighted average interest rate was 7.47% at December 31, 1995 and 7.09% at December 31, 1996.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

10. RELATED PARTY TRANSACTIONS--(CONTINUED)

     The Company also has a $6,000,000 line of credit available from one of SMTC's shareholders. No amounts were outstanding on this line at December 31, 1995 and 1996.

     The Company and an affiliate share common insurance coverage for aircraft and space liabilities, contingent liabilities and excess liabilities greater than $10 million but less than $50 million. The Company is charged a pro rata premium based on the net sales of the covered parties. The Company was charged $165,000, $165,000 and $212,000 for the years ended December 31, 1994, 1995 and

1996, respectively.

11. INCOME TAXES

     Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory rates applicable to future years to the differences. The effect of a change in tax rates is recognized in the period that includes the enactment date.

     Income tax expense (benefit) consists of the following:

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1994           1995           1996
                                                              -----------    -----------    -----------
Current:
  Federal..................................................   $        --    $   250,000    $ 3,792,661
  State....................................................        99,177        103,590        181,578
                                                              -----------    -----------    -----------
                                                                   99,177        353,590      3,974,239
Deferred...................................................            --             --     (4,070,725)
                                                              -----------    -----------    -----------
                                                              $    99,177    $   353,590    $   (96,486)
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

     Income tax expense differs from the amount computed by applying the statutory income tax rate as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1994           1995           1996
                                                              -----------    -----------    -----------
Income before income taxes at 34% in 1994 and 1995, and 35%
  in 1996..................................................   $(2,342,200)   $ 2,570,000    $ 6,644,600
Permanent income tax disallowances.........................        23,800         23,000         58,900
State taxes, net of federal benefit........................        65,500         68,400        118,000
Net losses with no tax benefit and other changes in
  valuation allowance......................................     2,318,300             --             --
Benefit of Federal net operating loss carryforwards
  previously reserved......................................            --     (2,057,800)    (1,121,900)
Benefit of Federal AMT and other credit carryforwards
  previously reserved......................................            --       (250,000)    (1,996,700)
Elimination of valuation allowance.........................            --             --     (3,734,600)
Other......................................................        33,777            (10)       (64,786)
                                                              -----------    -----------    -----------

                                                              $    99,177    $   353,590    $   (96,486)
                                                              -----------    -----------    -----------
                                                              -----------    -----------    -----------

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

11. INCOME TAXES--(CONTINUED)

     Deferred tax liabilities and assets are recorded in the Company's balance sheets as follows:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                            1995           1996
                                                        ------------    -----------
Deferred tax liabilities
  Property, plant and equipment......................   $ (1,190,300)   $(1,804,300)
  Other..............................................        (26,000)       (11,500)
                                                        ------------    -----------
Gross deferred tax liabilities.......................     (1,216,300)    (1,815,800)

Deferred tax assets:
  AMT credit carryforward............................      2,055,600        309,600
  Federal net operating loss carryforward............      1,021,400             --
  New York State net operating loss carryforward.....        316,800             --
  New York State investment tax credit
     carryforward....................................      1,056,000        854,000
  Accrued liabilities................................      2,649,600      3,197,000
  Employee retirement plans..........................      1,785,600      1,868,500
  Inventory..........................................        256,900        281,000
  Other..............................................        317,375         43,700
                                                        ------------    -----------
                                                           9,459,275      6,553,800
  Valuation allowance................................     (8,040,700)            --
                                                        ------------    -----------
Net deferred tax assets..............................      1,418,575      6,553,800
                                                        ------------    -----------
Net deferred taxes...................................   $    202,275    $ 4,738,000
                                                        ------------    -----------
                                                        ------------    -----------


     The valuation allowance at December 31, 1993 and 1994 was $8,674,500 and $11,332,500, respectively.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

12. OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consist of the following:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                            1995           1996
                                                        ------------    -----------
Pension obligation...................................   $  3,046,100    $ 3,046,100
Post retirement benefits obligation..................      1,337,400      1,904,400
Environmental reserves...............................      2,965,625      3,465,625
Other................................................        621,174        147,958
                                                        ------------    -----------
                                                        $  7,970,299    $ 8,564,083
                                                        ------------    -----------
                                                        ------------    -----------

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Commodity Swap Agreement

     The Company periodically uses commodity swap agreements to hedge against price fluctuations of raw materials, principally nickel, used in the manufacturing process. At December 31, 1996, the Company had open swap agreements with a notional principal value of approximately $8,000,000. The fair value of the material covered by these contracts, based on the December 31, 1996 price quoted on the London Metal Exchange, was approximately $6,500,000. At December 31, 1996, the Company had entered into sales agreements which will require amounts of material in excess of the amount covered by the swap agreements.

  Fair Value Disclosure

     The carrying amounts reported in the Company's balance sheets for cash approximate fair value. The carrying amounts reported in the Company's balance sheets for long-term debt, including current portion, and subordinated notes payable to affiliates approximate fair value, as the underlying long-term debt instrument is comprised of notes that are repriced on a short-term basis, and the subordinated notes carry a variable-rate interest which is adjusted on a short-term basis.

14. BUSINESS SEGMENT INFORMATION

     The Company considers its operations to be one industry segment, specialty metals. All significant operations are in the United States. Total export sales, by geographic area, were as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------
                                                      1994           1995           1996
                                                   -----------    -----------    -----------
Europe..........................................   $20,079,400    $37,105,400    $35,528,400
Middle East.....................................     2,977,500      7,082,700      5,187,900
Other...........................................       952,500      2,442,100      4,121,400
                                                   -----------    -----------    -----------
                                                   $24,009,400    $46,630,200    $44,837,700
                                                   -----------    -----------    -----------
                                                   -----------    -----------    -----------

15. STATEMENT OF CASH FLOW--SUPPLEMENTAL DISCLOSURES

     The Company's actual cash payments (receipts) for interest (net of amounts capitalized) and income taxes were $4,435,000 and $(1,171,000), respectively, for the year ended December 31, 1994, $4,090,000 and ($2,000), respectively, for the year ended December 31, 1995 and $5,616,000 and $4,198,000, respectively, for the year ended December 31, 1996.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

15. STATEMENT OF CASH FLOW--SUPPLEMENTAL DISCLOSURES--(CONTINUED)

Non-cash activities:

                                            YEAR ENDED DECEMBER 31,
                                      -----------------------------------
                                        1994         1995         1996
                                      ---------    ---------    ---------

Intangible pension asset...........   $(967,709)   $(159,717)   $  (9,830)
Accumulated pension adjustment.....     198,572      526,312      (27,505)
Deferred taxes.....................          --           --      465,000
                                      ---------    ---------    ---------
Accrued pension liability..........   $(769,137)   $ 366,595    $ 427,665
                                      ---------    ---------    ---------
                                      ---------    ---------    ---------

     During 1995 and 1996, the Company acquired $98,000 and $49,000, respectively, of fixed assets which were directly offset by capital lease liabilities.

16. COMMITMENTS AND CONTINGENCIES

  Environmental

     The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws, and is currently involved in several actions regarding the clean-up of disposal sites alleged to contain hazardous and/or toxic wastes generated over a number of years including the following.

     The Company, with contribution from other parties, performed remedial actions at a site in Clayville, New York (the 'Ludlow Landfill'), except for adjoining property known as the 'North Gravel Pit.' The New York State Department of Environmental Conservation ('DEC') has advised the Company that all work performed to date is acceptable. Notwithstanding the fact that the remediation work has been completed (except for the North Gravel Pit) the DEC may seek a post-excavation claim for biota monitoring, which is an environmental assessment procedure. This claim is not anticipated to be material. The Company is also responsible for operation and maintenance costs for a period of 30 years. The costs for this are estimated to be approximately $150,000 per year in years one and two, and approximately $90,000 in the remaining years. The total estimated costs of approximately $2.8 million have been discounted at an annual rate of 4% in the accompanying financial statements.The Company may also be required to perform contingent post-closure activities. It is not possible to determine which, if any, of the contingent activities the Company will need to perform. Contamination has also been discovered at the North Gravel Pit site, and a study is currently underway to determine the extent of the contamination and to select an appropriate remedial alternative. This study is expected to be completed in the second half of 1997. It is not possible to provide a reasonable estimate as to the cost of any remedial work which will be required in the North Gravel Pit until the study is complete and a remedial alternative is determined. Based upon preliminary information, the Company estimates the cost will be at least $1.0 million and the Company has established a reserve in this amount. The Company has reserved a total of approximately $2.8 million with respect to the Ludlow Landfill and North Gravel Pit.

     The Company is also involved in a site in Utica, New York which is alleged to be contaminated. In the mid 1980s, the owners/operators of Universal Waste in Utica, New York (the 'Universal Waste Site') were cited by the DEC in a formal enforcement proceeding for cleanup of the site which was allegedly contaminated. The owner of the Universal Waste Site requested by motion that the Company be named as an indispensable party to that proceeding. The DEC, however, took the position that the Company should not be named as an indispensable party. The Company believes that at least four other potentially responsible parties have been identified with respect to the contamination at the site. A consent order has been executed obligating the site operator to conduct a preliminary site assessment on a portion of the property. The preliminary site assessment is underway. The DEC is also conducting a separate preliminary site assessment. The Company is presently not involved in investigating the alleged contamination. Based upon the limited information available to its environmental engineers, the Company has established a reserve of $575,000. However, because of the preliminary nature of the investigation, it is not possible, at this time, to provide a reasonable estimate as to the ultimate cost of any investigative or remedial work which will be required, or the Company's share, if any, of such costs.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

16. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     The Company is on notice of, and involved in, certain other environmental matters which have been settled or are at various stages of discussion, negotiation or settlement which the Company does not believe to be material.

     Although the Company believes that it is in substantial compliance with applicable requirements of environmental laws, there can be no assurance that some, or all, of the risks noted previously will not result in liabilities that are material to the Company's business, results of operations, financial positions, or cash flows.

  Other

     From time to time, the Company is involved in legal proceedings relating to claims arising out of its operations in the normal course of business. The Company does not believe that it is a party to any proceedings at the present time that could have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company.

17. MAJOR CUSTOMERS

     For the year ended December 31, 1994, sales made to the Company's two largest customers represented approximately 22% and 13%, respectively, of the Company's total sales. For the year ended December 31, 1995, sales made to the Company's three largest customers represented approximately 17%, 11% and 10%, respectively, of the Company's total sales. For the year ended December 31, 1996, sales made to the Company's three largest customers represented approximately 18%, 13% and 11%, respectively, of the Company's total sales. No other customers, in any year, represented over 10% of the Company's total sales.

     At December 31, 1995, accounts receivable from three customers represented approximately 43% of total accounts receivable. At December 31, 1996, accounts receivable from three customers represented approximately 45% of total accounts receivable. No other customers accounted for over 10% of the Company's total accounts receivable at December 31, 1995 and 1996.

18. EQUITY APPRECIATION RIGHTS PLAN

     The Company has an Equity Appreciation Rights Plan ('Rights Plan') which provides for the grant of rights to receive cash payments based on the appreciation of the book value of the Company, as defined ('Rights'). Rights may generally be exercised from the fifth anniversary of the date of grant through the tenth anniversary of the date of grant, or earlier in the event of a change in control, termination without cause, retirement, death or disability. Rights are forfeited in the event the holder is terminated by the Company for cause, as defined. Each Right is based on the total book value of the Company at the date of grant, divided by 10,000,000 and appreciation is calculated using aggregate after tax profits after the date of grant. At December 31, 1995 and 1996, 50,000 Rights were outstanding, of which 10,000 and 20,000, respectively, were currently exercisable. As of December 31, 1996, the Company had accrued $50,000 for amounts earned under the Rights Plan.

19. MERGER

     On December 18, 1996, the Company's Board of Directors authorized a merger of SMTC and the Company, with the Company being the surviving corporation (the 'Merger'). In the Merger, each holder of common stock of SMTC will receive 12,400 shares of the Company's common stock for each share of SMTC common stock and all shares of the Company's common stock outstanding prior to the Merger will be cancelled. The Board's authorization was made in anticipation of, and is subject to, an initial public offering of the Company's common stock, which is anticipated to take place in the first quarter of 1997.

     All share and per-share amounts in the accompanying financial statements have been retroactively adjusted to reflect the Merger.

                           SPECIAL METALS CORPORATION

                        DECEMBER 31, 1994, 1995 AND 1996

20. UNAUDITED SUPPLEMENTARY INFORMATION

     The accompanying financial statements and related supplementary pro forma amounts have been prepared in contemplation of an initial public offering by the Company of 3,000,000 shares (3,555,000 assuming the over-allotment option granted to the underwriters is exercised in full) of the Company's common stock.

The Company intends to use the proceeds from this offering to retire existing debt.

     The unaudited pro forma net income for the year ended December 31, 1996 has been prepared assuming consummation of the offering on January 1, 1996 and recognizes a reduction of interest expense of $3.9 million, resulting from the repayment of existing indebtedness with the proceeds of the offering, and the repayment of the subordinated notes payable to affiliates which occurred during 1996 and January 1997. Related income taxes have been provided at an effective rate of 40%, which represents the estimated effective income tax rate of the Company. The unaudited pro forma net income per share has been computed giving effect to the assumed issuance, as of the beginning of the pro forma period, of the 3,000,000 shares being offered.

                       [SPECIAL METALS CORPORATION LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable in connection with the offering of the shares being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee. All of such expenses are being borne by the Company.

SEC registration fee........................................................................   $ 21,920
NASD filing fee.............................................................................      7,734
NASDAQ listing fee..........................................................................     50,000
Accounting fees and expenses................................................................    150,000
Legal fees and expenses.....................................................................    350,000
Printing and engraving expenses.............................................................     80,000
Registrar and transfer agent's fees.........................................................      3,500
Miscellaneous fees and expenses.............................................................     36,846
                                                                                               --------
       Total................................................................................   $700,000
                                                                                               --------
                                                                                               --------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director. The Certificate of Incorporation of the Company eliminates the personal liability of directors to the fullest extent permitted by Delaware law.

     Section 145 of the DGCL ('Section 145'), in summary, empowers a Delaware corporation, within certain limitations, to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with any suit or proceeding other than by or on behalf of the corporation, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     With respect to actions by or on behalf of the corporation, Section 145 permits a corporation to indemnify its officers, directors, employees and agents against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided such person meets the standard of conduct described in the preceding paragraph, except that no indemnification is permitted in respect of any claim where such person has been found liable to the corporation, unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification and determines that such person is fairly and reasonably entitled to be indemnified.

     Article Eight of the Certificate of Incorporation of the Company provides for the indemnification of officers and directors and certain other parties (the 'Indemnitees') of the Company to the fullest extent permitted by law.

     The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act for certain liabilities.

     The Registration Rights Agreement provides for indemnification of the Company, its directors and officers, and persons who control the Company within the meaning of Section 15 of the Securities Act for certain liabilities, including liabilities arising thereunder.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Prior to the date of the Offering, 12,400,000 shares of Common Stock will be issued to the Principal Stockholders in connection with the Merger. These securities will be issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits


EXHIBIT
NUMBER   DESCRIPTION OF DOCUMENT
------   --------------------------------------------------------------------------------------------------------
 1.1*    Form of Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters.
 3.1*    Form of Amended and Restated Certificate of Incorporation of the Company.
 3.2*    Form of Amended and Restated By-laws of the Company.
 4.1*    Credit Agreement, dated as of October 18, 1996, among the Company, Credit Lyonnais New York Branch
           ('Credit Lyonnais') and the financial institutions from time to time party thereto.
 4.2*    Letter from the Company to the Securities and Exchange Commission agreeing to file certain debt instruments.
 5.1*    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
10.1*    Form of Registration Rights Agreement among the Company, SIMA, LWH and AMI.
10.2*    Form of Amended and Restated Stockholders Agreement among the Company, SIMA, LWH and AMI.
10.3*    Form of Technical Exchange Agreement between the Company and SIMA.
10.4*    Form of Managerial Assistance Agreement between the Company and SIMA.
10.5*    Cash Flow Support Agreement, dated as of October 18, 1996, between the Company and SIMA in favor of

           Credit Lyonnais New York Branch.
10.6*    Subordinated Note in favor of LWH, dated October 1, 1994.
10.7*    Subordinated Note in favor of SIMA, dated October 1, 1994.
10.8*    Subordination Agreement, dated as of October 18, 1996 among the Company, SIMA and Credit Lyonnais.
10.09*   Lease Agreement, dated as of February 1, 1994 between the Oneida County Development Agency and the
           Company.
10.10*   Payment In Lieu of Taxes Agreement, dated as of February 1, 1994, by and between the Oneida County
           Industrial Development Agency and the Company.
10.11*   Lease, dated as of November 1, 1990 between the County of Chautauqua Industrial Development Agency and
           the Company.
10.12*   Payment In Lieu of Taxes Agreement, dated as of November 1, 1990 by and between the Company and the
           County of Chautauqua Industrial Development Agency.
10.13*   Amended and Restated Lease, dated as of September 1, 1990 between the City of Princeton, Kentucky and the Company.
10.14*   Special Metals Corporation Equity Appreciation Rights Plan.
10.15*   Special Metals Corporation Supplemental Retirement Income Plan.
10.16*   Form of Special Metals Corporation 1997 Long-Term Stock Incentive Plan, together with Form of Stock
           Option Award Agreement.
10.17*   Amended and Restated Employment Agreement, dated December 30, 1994, between the Company and Donald R.
           Muzyka.
10.18*   Amended and Restated Employment Agreement, dated December 30, 1994, between the Company and Robert F.
           Dropkin.
10.19*   Employment Agreement, dated January 4, 1988, between the Company and Gernant E. Maurer, as amended.
10.20*   Employment Agreement, dated December 30, 1994, between the Company and Donald C. Darling.

EXHIBIT
NUMBER   DESCRIPTION OF DOCUMENT
------   --------------------------------------------------------------------------------------------------------
10.21*   Severance Agreement, dated December 30, 1994, between the Company and J. D. Page.
10.22*   Severance Agreement, dated December 30, 1994, between the Company and T. E. MacDonald.
21.1*    Subsidiaries of the Company.
23.1**   Consent of Ernst & Young LLP.
23.2*    Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).
24.1*    Power of Attorney.
27.1*    Financial Data Schedule.


------------------
 * Previously filed.
** Replaces previously filed exhibit.

  (b) Financial Statement Schedules


     The following financial statement schedule is included herein:

     Schedule II--Valuation and qualifying accounts

     All other schedules are omitted because they are either not required, not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to its Certificate of Incorporation, By-laws, the Underwriting Agreement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Hartford, State of New York, on the 14th day of February, 1997.



                                          SPECIAL METALS CORPORATION
                                          By: /s/ Robert F. Dropkin
                                              -----------------------
                                              Name: Robert F. Dropkin
                                              Title:


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                   NAME                                        TITLE                             DATE
------------------------------------------  -------------------------------------------   ------------------
                    *                       Chairman of the Board of Directors              February 14, 1997
------------------------------------------
          Robert D. Halverstadt

                    *                       President, Chief Executive Officer              February 14, 1997
------------------------------------------  and Director (Principal Executive Officer)
            Donald R. Muzyka

                    *                       Chief Financial Officer (Principal              February 14, 1997
------------------------------------------  Financial and Accounting Officer)
            Donald C. Darling               and Director

        /s/ Robert F. Dropkin               Director                                        February 14, 1997
------------------------------------------
            Robert F. Dropkin

                    *                       Director                                        February 14, 1997
------------------------------------------
              Edouard Duval

                   NAME                                        TITLE                             DATE
------------------------------------------  -------------------------------------------   ------------------

                    *                       Director                                        February 14, 1997
------------------------------------------
           Antoine G. Treuille

                    *                       Director                                        February 14, 1997
------------------------------------------
            Raymond F. Decker

*By:    /s/ Robert F. Dropkin
    --------------------------------------
      Name: Robert F. Dropkin
            Attorney-in-fact

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Special Metals Corporation

We have audited the balance sheets of Special Metals Corporation as of December 31, 1995 and 1996, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated January 24, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

Buffalo, New York
January 24, 1997

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                           SPECIAL METALS CORPORATION
                                 (IN THOUSANDS)

                                                                            ADDITIONS
                                                                   ---------------------------
                                                     BALANCE AT                     CHARGED TO                  BALANCE AT
                                                     BEGINNING      CHARGED TO        OTHER                       END OF
DESCRIPTION                                          OF PERIOD        EXPENSE        ACCOUNTS     DEDUCTIONS      PERIOD
--------------------------------------------------   ----------    -------------    ----------    ----------    ----------
Year ended December 31, 1994:
  Deducted from asset accounts:
     Allowance for doubtful accounts..............     $  200          $ (61)          $             $ 64(a)      $   75
     Allowance for obsolescence...................      1,620            282                          525(b)       1,377
                                                     --------         ------        --------      -------       --------
       Total......................................     $1,820          $ 221           $  0          $589         $1,452
                                                     --------         ------        --------      -------       --------
                                                     --------         ------        --------      -------       --------
Year ended December 31, 1995:
  Deducted from asset accounts:
     Allowance for doubtful accounts..............     $   75          $  41           $             $ 16(a)      $  100
     Allowance for obsolescence...................      1,377            143                          551(b)         969
                                                     ----------       ------        ----------    -------       --------
       Total......................................     $1,452          $ 184           $  0          $567         $1,069
                                                     ----------       ------        ----------    -------       --------
                                                     ----------       ------        ----------    -------       --------

Year ended December 31, 1996:
  Deducted from asset accounts:
     Allowance for doubtful accounts..............     $  100          $  69           $             $ 49(a)      $  120
     Allowance for obsolescence...................        969            350                          209(b)       1,110
                                                     ----------       ------        ----------    -------       ----------
       Total......................................     $1,069          $ 419           $  0          $258         $1,230
                                                     ----------       ------        ----------    -------       ----------
                                                     ----------       ------        ----------    ----------    ----------

------------------
(a) Uncollectible accounts written off, net of recoveries.

(b) Obsolete inventory disposals, physical inventory adjustments, and adjustments for material reclaimed or ultimately sold.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------
 1.1*     --   Form of Underwriting Agreement among the Company, the Selling Stockholders and the
               Underwriters.
 3.1*     --   Form of Amended and Restated Certificate of Incorporation of the Company.
 3.2*     --   Form of Amended and Restated By-laws of the Company.
 4.1*     --   Credit Agreement, dated as of October 18, 1996, among the Company, Credit Lyonnais New
               York Branch ('Credit Lyonnais') and the financial institutions from time to time party thereto.
 4.2*     --   Letter from the Company to the Securities and Exchange Commission agreeing to file certain debt instruments.
 5.1*     --   Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
10.1*     --   Form of Registration Rights Agreement among the Company, SIMA, LWH and AMI.
10.2*     --   Form of Amended and Restated Stockholders Agreement among the Company, SIMA, LWH and AMI.
10.3*     --   Form of Technical Exchange Agreement between the Company and SIMA.
10.4*     --   Form of Managerial Assistance Agreement between the Company and SIMA.
10.5*     --   Cash Flow Support Agreement, dated as of October 18, 1996, between the Company and SIMA in favor of Credit Lyonnais New York Branch.
10.6*     --   Subordinated Note in favor of LWH, dated October 1, 1994.
10.7*     --   Subordinated Note in favor of SIMA, dated October 1, 1994.
10.8*     --   Subordination Agreement, dated as of October 18, 1996 among the Company, SIMA and Credit
               Lyonnais.
10.09*    --   Lease Agreement, dated as of February 1, 1994 between the Oneida County Development
               Agency and the Company.
10.10*    --   Payment In Lieu of Taxes Agreement, dated as of February 1, 1994, by and between the
               Oneida County Industrial Development Agency and the Company.
10.11*    --   Lease, dated as of November 1, 1990 between the County of Chautauqua Industrial
               Development Agency and the Company.
10.12*    --   Payment In Lieu of Taxes Agreement, dated as of November 1, 1990 by and between the
               Company and the County of Chautauqua Industrial Development Agency.
10.13*    --   Amended and Restated Lease, dated as of September 1, 1990 between the City of Princeton,
               Kentucky and the Company.
10.14*    --   Special Metals Corporation Equity Appreciation Rights Plan.
10.15*    --   Special Metals Corporation Supplemental Retirement Income Plan.
10.16*    --   Form of Special Metals Corporation 1997 Long-Term Stock Incentive Plan, together with
               Form of Stock Option Award Agreement.
10.17*    --   Amended and Restated Employment Agreement, dated December 30, 1994, between the Company and Donald R. Muzyka.
10.18*    --   Amended and Restated Employment Agreement, dated December 30, 1994, between the Company and Robert F. Dropkin.
10.19*    --   Employment Agreement, dated January 4, 1988, between the Company and Gernant E. Maurer, as amended.
10.20*    --   Employment Agreement, dated December 30, 1994, between the Company and Donald C. Darling.

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------
10.21*    --   Severance Agreement, dated December 30, 1994, between the Company and J. D. Page.
10.22*    --   Severance Agreement, dated December 30, 1994, between the Company and T. E. MacDonald.
21.1*     --   Subsidiaries of the Company.
23.1**    --   Consent of Ernst & Young LLP.
23.2*     --   Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).
24.1*     --   Power of Attorney.
27.1*     --   Financial Data Schedule


------------------
 * Previously filed.
** Replaces previously filed exhibit.